SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K/A is being furnished to add the report of independent external auditors of Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Peru, to the “Financial Statements and Notes of Credicorp Ltd. and its subsidiaries as of December 31, 2016, together with the Audit Report thereon”, which was included as Exhibit 99.2 on Form 6-K furnished on February 24th 2017. Other than the inclusion of the audit report, which had been inadvertently excluded from such Exhibit 99.2, the financial statements have not changed.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9th, 2017

CREDICORP LTD. (Registrant)

	By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015

CONTENTS	Pages

Independent auditor’s report	1 - 8

Consolidated financial statements of financial position	9

Consolidated statement of income	10 - 11

Consolidated statement of comprehensive income	12

Consolidated statement of changes in equity	13

Consolidated statement of cash flows	14 - 15

Notes to the consolidated financial statements	16 - 150

S/	=	Peruvian Sol
US$	=	United States dollar

(A free translation of the original in Spanish)

REPORT OF THE INDEPENDENT AUDITORS

To The Shareholders

Credicorp Ltd.

Opinion on the audit of the consolidated financial statements

Our opinion

In our opinion, the consolidated financial statements present fairly, in all material aspects the consolidated financial position of Credicorp Ltd. and its subsidiaries (the Group) as at December 31, 2016, their consolidated financial performance and consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

What we have audited

The Group’s consolidated financial statements comprise:

•	the consolidated statement of financial position as at December 31, 2016;

•	the consolidated statement of income for the year then ended;

•	the consolidated statement of comprehensive income for the year then ended;

•	the consolidated statement of changes in equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, which include a summary of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Auditing Standards (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA code) and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Public Accountants, which are relevant for our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities in accordance with the IESBA code and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Accountants.

Our audit approach

Overview

An audit is designed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Errors may arise due to error or fraud. These are considered material if, individually or in total, they could reasonably influence the economic decisions that users make based on the consolidated financial statements.

The scope of our audit and the nature, timing and extent of our procedures was determined by our risk assessment that the consolidated financial statements may contain material errors, whether due to fraud or error. We carried out our audit procedures based on the approach of legal entities considered financially significant in the context of the Group, with a combination of full scope audits and audits of specific accounts to achieve the desired level of evidence at a consolidated level.

Key Audit Matters (KAM) are those which, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period:

• Information technology environment;

• Allowance for loan losses;

• Valuation of the mathematical life annuities reserves; and

• Recoverable value of goodwill.

As part of designing of our audit, we determined materiality and assessed the risks of material misstatement in the consolidated financial statements. In particular, we considered where management made subjective judgments; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. We also addressed the risk of management override of internal controls, including, among other matters, consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

How we designed the scope of our audit of the Group

We have designed the scope of our audit in order to be able to carry out sufficient work to permit us to issue an opinion regarding the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls and the economic sector in which the Group operates.

In establishing the general approach of the Group, we determined the type of work that required to be done on the components, based mainly on individual legal entities. In that sense, we consider Banco de Crédito del Perú S.A. and Mibanco, Banco de la Microempresa S.A., as significant components based on their individual contributions profit before tax, and El Pacífico Vida Compañía de Seguros y Reaseguros S.A. due to the significant risk related to the valuation of the mathematical life annuity reserves. Additionally, we have considered the individual work carried out in each subsidiary, for the purpose of the issue of the statutory audit opinion for each entity.

The statutory audit of the subsidiaries includes work performed by other firms of PwC in the region, like Panama, Chile, Colombia and Bolivia. For those works we determined the level of participation that we needed to obtain in the auditing work in those entities in order to conclude as to whether sufficient and appropriate audit evidence had been obtained as a basis for our opinion with regard to the consolidated financial statements as a whole. This includes regular communication with the other PwC firms mentioned above during the entire year, the issue of instructions, visits to the auditors of components by the members of the main work team, a review of the results of their audit procedures including the nature, timing and extent of the work which affect the audit opinion of the Group.

Collectively, these procedures covered almost 98% of the profit before tax and 99% of the total consolidated assets.

Key Audit Matters (KAM)

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon; and, we do not provide a separate opinion on these matters.

Key Audit Matters (KAM)	How our audit addressed the key audit matter
Information technology environment

We identified the information technology environment as an area of focus in our audit, since Credicorp Ltd. and subsidiaries are highly dependent on their technology structure, both for the processing of their operations, as well as for the reasonable preparation and presentation of their consolidated financial statements.

The Group has technological infrastructure for its business activities, as well as ongoing plans for the improvement and maintenance of the access of management and change in the pertinent systems and applications, the development of new programs and automated controls and automated components in the relevant business processes. The controls to authorize, control, restrict and cancel accesses to the technology environment and program changes are fundamental for mitigating the potential risk of fraud or error based on the misuse or improper change in the systems of the Group, thus ensuring the integrity of the financial information and accounting records.

The Group has an information technology structure which comprises more than one technology environment with different processes and segregated controls.

The lack of suitability of the general technology control environment and its dependent controls could trigger incorrect processing of critical information for the preparation of the consolidated financial statements.

With the participation of specialists in systems audit, we evaluated and tested the design and operational effectiveness of the general controls of information technology. Although our audit is not for the purpose of giving an opinion on the effectiveness of the Information Technology (IT) controls, we reviewed the Group’s framework of governance of IT and the controls on the management of access to the programs, and data, the development of and changes in programs, the IT operations and the segregation of functions, including compensating controls, when necessary.

The IT environment and the controls established by management, combined with the testing of controls, including compensating controls, which we have applied, provide us with a reasonable basis for depositing our confidence in the integrity and reliability of the information generated for the preparation of the Group’s financial statements.

key Audit Matter (KAM)	How our audit addressed the key audit matter
Allowance for loan losses

As mentioned in notes 3 (i), 7 and 34.1 to the consolidated financial statements, the allowance for loan losses at December 31, 2016 amounts to approximately S/4,207 million.

We consider this heading of the financial statements to be an KAM since it relates to an accounting estimate which implies a high level of professional judgment on the part of management.

For the determination of the allowance for loan losses, management has developed specific methodologies for wholesale and retail credits. Those methodologies imply a process with various assumptions and judgments, among which are, the financial situation of the counterparty, the expected future cash flows, the estimated recoverable values of guarantees and adverse effects due to changes in the political and economic environments.

The use of different techniques and assumptions of the model could result in significantly different provisions. Futhermore, credit risk management is complex and depends on the data base being reliable and complete.

We evaluated and tested the design and operational effectiveness of the controls over the data and calculation of allowance for loan losses. These controls included, among others: i) the integrity of the data base and the auxiliary systems; ii) models and assumptions adopted by the management to determine the value of the portfolio of recoverable loans; iii) the follow up and valuation of the guarantees; iv) the validation and approval by management; and v) the preparation and disclosure in the notes to the financial statements. Additionally, we tested information technology controls over the extraction and calculation of the provision.

We focused our audit, among others, on the following aspects:

•  Evaluation of compliance of the parameters established by IAS 39, ‘Financial instruments: recognition and measurement;

•  Evaluation of the reasonableness of the models and principal assumptions used for the calculation of provisions;

•  Revision of the methodology used to segregate the loan portfolios based on homogeneous characteristics;

•  Evaluation of the methodology for estimating future cash flows of clients with past due loans (impaired portfolio) and the determination of the probability of default by clients without arrears (unimpaired portfolio);

•  Evaluation of whether the data used to estimate the provision are complete and accurate; and

•  Revision of the calculation of the provision in September and December of 2016.

Furthermore, for the Wholesale credits, we have evaluated the specific considerations of management to determine the provision on credits of the infrastructure and construction segment.

We consider that the criteria and assumptions adopted by management to determine the allowance for loan losses, as well as the information disclosed in the financial statements are reasonable in the relevant aspects in the context of the consolidated financial statements.

Key Audit Matter (KAM)	How our audit addressed the key audit matter
Valuation of the mathematical life annuities reserves

The amount recognized as mathematic reserves for life annuities is approximately S/3,908 million at December 31, 2016, see notes 3 (e) and 16 to the consolidated financial statements.

The valuation of the Group’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation.

Some of the key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the discount rate, life expectancy of the population and the future expenses to be incurred to maintain the existing policies.

Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

Considering the above, this accounting estimate was a key audit matter in our audit.

We obtained an understanding and applied tests to the key controls in the processes of mathematic reserves and the related processes, to analyze the actuarial and economic assumptions, as well as the data used in the calculations. We identified that the key controls related to the determination of the assumptions and the methodology of the calculation, were designed, implemented and operate effectively.

We held meetings with the financial, investment and actuarial management areas, in order to obtain an understanding of the judgments and criteria used to determine the key actuarial economic assumptions used in the calculation of the mathematical life annuity reserves.

We have reviewed the adequacy of the actuarial and economic assumptions as a whole. With the participation of actuarial specialists, we evaluated the reasonableness of the actuarial assumptions in an independent manner and we considered they are reasonable, including the questioning of management with regard to the main criteria and judgments applied. Our evaluation included reference to independent comparative data.

Based on the results of our auditing work, we considered that the assumptions applied and criteria used to determine the estimates used by the Group’s management, in relation to the amounts recognized as mathematical life annuities reserves are reasonable.

Key Audit Matters (KAM)	How our audit addressed the key audit matters
Recoverable value of goodwill

As described in note 11 (b) to the consolidated financial statements, the total of goodwill at December 31, 2016 amounted to approximately S/636 million.

The balances of goodwill are submitted annually to impairment testing, which has been carried out by management for all of the Cash Generating Units (“CGUs”) based on the methodology of fair value less costs to sell. This test considers the use of significant premises and judgment by management, including the determination of the expected cash flows and the discount rates of each CGU or group of CGUs.

We consider this accounting estimate to be a key audit matter, since it concerns the projection of future results of each CGU or group of CGUs, and the use of different premises regarding the projection of future results which could significantly modify the perspectives of realizing these assets and the eventual need to establish a provision for impairment with a direct impact on the consolidated financial statements.

We evaluated and tested the design and operational effectiveness of the controls over the data and calculations of the recoverable value of goodwill.

We have also, with the support of our valuation specialists, analyzed the reasonableness of the methodologies applied for the determination of the recoverable values of each CGU, as well as the main assumptions used in the calculation of impairment of goodwill prepared by management in order to corroborate the reasonableness of those estimates, such as (i) future cash or dividend projections; (ii) the assumptions about margins ; (iii) the discount rates; (iv) the payout ratio and ; (v) the considerations for the calculation of terminal values.

We consider that the assumptions adopted by management for the determination of the recoverable value of goodwill are reasonable and coherent, therefore there was no need for recognize an impairment on those consolidated financial statements.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Those charge with the governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Auditing Standards will always detect a material misstatements, when it exist. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Credicorp Ltd. and its subsidiaries’ internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, nothing come to our attention about a material uncertainty exists related to events or conditions that may cast significant doubt on the Credicorp Ltd. and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Credicorp Ltd. and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, Peru

February 22, 2017

/S/ Gaveglio, Aparicio y Asociados S.C.R.L.

Countersigned by

-----------------------------------------------------(partner)
/S/ Fernando Gaveglio

Peruvian Certified Public Accountant
Registration No.01-019847

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2016 AND 2015

	Note	2016	2015
		S/(000)	S/(000)
Assets

Cash and due from banks:	4
Non-interest-bearing		5,568,657	5,013,260
Interest-bearing		11,077,112	17,378,484
		16,645,769	22,391,744
Cash collateral, reverse repurchase agreements and securities borrowings	5(a)	10,919,624	11,026,698

Investments:
Trading securities	6(a)	4,015,019	2,323,096
Available-for-sale investments		17,086,774	17,210,714
Available-for-sale investments pledged as collateral		1,598,893	1,558,207
	6(a)	18,685,667	18,768,921
Held-to-maturity securities		2,867,755	1,683,556
Held-to-maturity securities pledge as collateral		2,250,665	1,898,573
	6(b)	5,118,420	3,582,129
		27,819,106	24,674,146

Loans, net:	7
Loans, net of unearned income		94,768,901	90,328,499
Allowance for loan losses		(4,207,133)	(3,840,337)
		90,561,768	86,488,162

Financial assets designated at fair value through profit or loss	8	459,099	350,328
Premium and other policies receivable	9(a)	643,224	648,017
Accounts receivable from reinsurers and coinsurers	9(b)	454,187	457,189
Property, furniture and equipment, net	10	1,551,703	1,671,441
Due from customers on acceptances		491,139	222,496
Intangible assets and goodwill, net	11	1,960,690	1,900,697
Other assets	12	4,928,913	5,649,299

Total assets		156,435,222	155,480,217

	Note	2016	2015
		S/(000)	S/(000)
Liabilities and Equity

Deposits and obligations:	14
Non-interest-bearing		28,084,691	28,049,070
Interest-bearing		57,831,696	60,557,563
		85,916,387	88,606,633

Payables from repurchase agreements and security lending	5(b)	15,127,999	14,599,750
Due to banks and correspondents	15	7,493,916	7,762,497
Banker’s acceptances outstanding		491,139	222,496
Accounts payables to reinsurers	9(b)	233,892	241,847

Financial liabilities at fair value through profit or loss	3(f)(v)	209,520	47,737

Technical reserves, insurance claims reserves and unearned premiums	16	6,786,189	6,361,627
Bonds and notes issued	17	15,939,603	16,287,962
Other liabilities	12	4,120,066	4,622,098

Total liabilities		136,318,711	138,752,647

Equity	18

Equity attributable to Credicorp´s equity holders
Capital stock		1,318,993	1,318,993
Treasury stock		(209,322)	(208,978)
Capital surplus		280,876	284,171
Put options and reserves		13,539,091	10,881,678
Other reserves		1,209,731	762,695
Retained earnings		3,516,766	3,089,457
		19,656,135	16,128,016
Non-controlling interest		460,376	599,554

Total equity		20,116,511	16,727,570

Total liabilities and equity		156,435,222	155,480,217

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		S/(000)	S/(000)	S/(000)

Interest and similar income	22	10,817,555	9,992,027	8,600,866

Interest and similar expenses	22	(2,914,714)	(2,527,133)	(2,191,062)

Net interest, similar income and expenses		7,902,841	7,464,894	6,409,804

Provision for loan losses, net of recoveries	7(d)	(1,785,495)	(1,880,898)	(1,715,809)

Net Interest, similar income after provision for loan losses		6,117,346	5,583,996	4,693,995

Other income
Commissions and fees	23	2,771,561	2,644,191	2,521,829
Net gains on foreign exchange transactions		698,159	773,798	453,405
Net gains on sales of securities		336,759	248,723	220,737
Net gains on financial assets at fair value through profit or loss	8	51,667	-	-
Others	28	344,460	325,666	639,572
Total other income		4,202,606	3,992,378	3,835,543

Insurance premiums and claims
Net premiums earned	24	1,799,115	1,733,978	2,189,666
Net claims incurred for life, property, casualty and health insurance contracts	25	(1,098,905)	(1,031,659)	(1,426,733)

Total premiums earned less claims		700,210	702,319	762,933

Other expenses
Salaries and social benefits	26	(2,942,743)	(2,878,318)	(2,673,431)
Administrative expenses	27	(2,094,678)	(1,995,802)	(1,930,483)
Depreciation and amortization	10(a) y 11(a)	(407,061)	(396,497)	(433,787)
Impairment loss on goodwill	11(b)	(94)	(82,374)	(92,583)
Net impairment loss on available-for-sale investments	6(a)	(14,459)	(43,801)	(7,794)
Net loss on financial assets at fair value through profit or loss	8	-	(33,500)	(4,098)
Others	28	(609,075)	(534,372)	(932,920)
Total other expenses		(6,068,110)	(5,964,664)	(6,075,096)

	Note	2016	2015	2014
		S/(000)	S/(000)	S/(000)

Profit before exchange difference and income tax		4,952,052	4,314,029	3,217,375
Exchange difference		(60,624)	46,563	172,095
Income tax	19(b)	(1,281,448)	(1,197,207)	(968,224)
Net profit		3,609,980	3,163,385	2,421,246
Attributable to:
Credicorp’s equity holders		3,514,582	3,092,303	2,387,852
Non-controlling interest		95,398	71,082	33,394
		3,609,980	3,163,385	2,421,246

Net basic and dilutive earnings per share attributable to equity holders of Credicorp Ltd. (in Peruvian Soles):
Basic	29	44.23	38.91	30.04
Dilutive	29	44.15	38.84	29.97

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		S/000	S/000	S/000

Net profit for the year		3,609,980	3,163,385	2,421,246
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments available for sale	18(d)	518,658	(635,743)	197,397
Income tax	18(d)	(22,975)	18,503	6,853
		495,683	(617,240)	204,250

Net movement on cashflow hedges	18(d)	(22,109)	41,069	18,888
Income tax	18(d)	2,294	(1,956)	(1,016)
		(19,815)	39,113	17,872

Exchange differences on translation of foreign Operations	18(d)	(26,571)	270,907	(54,005)

		(26,571)	270,907	(54,005)

Net other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods, net of income tax		449,297	(307,220)	168,117

Total comprehensive income for the year, net of income tax		4,059,277	2,856,165	2,589,363

Attributable to:
Equity holders of Credicorp Ltd.		3,961,618	2,831,612	2,550,093
Non-controlling interest		97,659	24,553	39,270
		4,059,277	2,856,165	2,589,363

CREDICORP LTD. Y SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

		Attributable to equity holders of Credicorp Ltd.
							Other reserves
	Number of shares issued notes 18 (a) and 29	Capital stock	Treasury Stock	Capital surplus	Reserves	Put options	Available- for-sale investment reserve	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	(In thousands of units)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 01, 2014	94,382	1,318,994	(208,127)	275,570	8,268,894	(340,353)	1,027,763	(11,935)	(154,683)	1,655,388	11,831,511	511,594	12,343,105
Changes in equity in 2014
Net profit for the year	-	-	-	-	-	-	-	-	-	2,387,852	2,387,852	33,394	2,421,246
Other comprehensive income	-	-	-	-	-	-	195,852	17,872	(51,483)	-	162,241	5,876	168,117
Total comprehensive income	-	-	-	-	-	-	195,852	17,872	(51,483)	2,387,852	2,550,093	39,270	2,589,363
Transfers of retained earnings to reserves, note 18(c)	-	-	-	-	1,200,853	-	-	-	-	(1,200,853)	-	-	-
Dividend distribution, note 18(e)	-	-	-	-	-	-	-	-	-	(429,413)	(429,413)	-	(429,413)
Purchase of treasury stock, note 18(b)	-	-	(1,772)	(43,850)	-	-	-	-	-	-	(45,622)	-	(45,622)
Share-based payments and other	-	-	1,715	71,221	153	-	-	-	-	-	73,089	-	73,089
Dividends of subsidiaries and other	-	-	-	-	-	-	-	-	-	(203)	(203)	(8,715)	(8,918)
Acquisition of subsidiary - Mibanco, note 2(d)(i)	-	-	-	-	-	-	-	-	-	-	-	268,042	268,042
Acquisition of non-controlling interest - Mibanco	-	-	-	-	-	-	-	-	-	-	-	(163,621)	(163,621)
Balances at December 31, 2014	94,382	1,318,994	(208,184)	302,941	9,469,900	(340,353)	1,223,615	5,937	(206,166)	2,412,771	13,979,455	646,570	14,626,025
Changes in equity in 2015	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	-	-	-	-	3,092,303	3,092,303	71,082	3,163,385
Other comprehensive income	-	-	-	-	-	-	(570,711)	39,113	270,907	-	(260,691)	(46,529)	(307,220)
Total comprehensive income	-	-	-	-	-	-	(570,711)	39,113	270,907	3,092,303	2,831,612	24,553	2,856,165
Transfer of retained earnings to reserves, note 18(c)	-	-	-	-	1,820,483	-	-	-	-	(1,820,483)	-	-	-
Dividend distribution, note 18(e)	-	-	-	-	-	-	-	-	-	(539,985)	(539,985)	-	(539,985)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(11,173)	(11,173)
Purchase of treasury stock, note 18(b)	-	-	(2,452)	(70,516)	-	-	-	-	-	-	(72,968)	-	(72,968)
Share-based payment transactions	-	-	1,658	51,746	9,481	-	-	-	-	-	62,885	-	62,885
Others	-	(1)	-	-	(77,833)	-	-	-	-	(55,149)	(132,983)	(60,396)	(193,379)
Balances at December 31, 2015	94,382	1,318,993	(208,978)	284,171	11,222,031	(340,353)	652,904	45,050	64,741	3,089,457	16,128,016	599,554	16,727,570
Changes in equity in 2016 -	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	-	-	-	-	3,514,582	3,514,582	95,398	3,609,980
Other comprehensive income	-	-	-	-	-	-	493,884	(20,400)	(26,448)	-	447,036	2,261	449,297
Total comprehensive income	-	-	-	-	-	-	493,884	(20,400)	(26,448)	3,514,582	3,961,618	97,659	4,059,277
Transfer of retained earnings to reserves, note 18(c)	-	-	-	-	2,316,370	-	-	-	-	(2,316,370)	-	-	-
Dividend distribution, note 18(e)	-	-	-	-	-	-	-	-	-	(653,326)	(653,326)	-	(653,326)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(34,514)	(34,514)
Purchase of treasury stock, note 18(b)	-	-	(2,604)	(63,924)	-	-	-	-	-	-	(66,528)	-	(66,528)
Share-based payment transactions	-	-	2,260	60,629	690	-	-	-	-	-	63,579	-	63,579
Acquisition of non-controlling interest, note 2(a)	-	-	-	-	-	340,353	-	-	-	(123,980)	216,373	(216,373)	-
Others	-	-	-	-	-	-	-	-	-	6,403	6,403	14,050	20,453
Balances at December 31, 2016	94,382	1,318,993	(209,322)	280,876	13,539,091	-	1,146,788	24,650	38,293	3,516,766	19,656,135	460,376	20,116,511

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		S/000	S/000	S/000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		4,891,428	4,360,592	3,389,470
Income tax		(1,281,448)	(1,197,207)	(968,224)
Net profit		3,609,980	3,163,385	2,421,246

Adjustment to reconcile net profit with net cash arising from operating activities:
Provision for loan losses	7(d)	2,063,209	2,052,177	1,914,142
Depreciation and amortization	10(a) and 11(c)	407,061	396,497	433,787
Deferred income tax	19(b)	28,228	(117,195)	(252,710)
Adjustment of technical reserves		370,964	408,808	445,997
Impairment loss on available for-sale investments	6(a)	14,459	43,801	7,794
Net loss (gain) on sales of securities		(336,759)	(248,723)	(220,737)
Impairment loss on goodwill	11(b)	94	82,374	92,583
Provision for various risks	12(d)	28,093	38,248	70,094
Net loss (gain) on financial assets designated at fair value through profit and loss	8	(51,667)	33,500	4,098
Fluctuation of derivative financial instruments	22	(44,500)	(207,938)	(22,202)
Loss on sales of property, furniture and equipment		45,076	17,159	12,949
Net profit from sale of seized and recovered assets	28	(1,377)	(4,195)	(1,801)
Expense on shared-based compensation plan	26	94,871	73,150	62,628
Others		60,624	(46,563)	(172,095)
Net changes in assets and liabilities
Net increase (decrease) in assets
Loans		(6,636,536)	(7,754,794)	(16,143,237)
Trading securities		(1,694,949)	232,293	(1,025,924)
Available for sale		562,679	(3,163,304)	2,096,582
Other assets		1,395,946	(745,622)	(4,238,686)
Net increase (decrease) in liabilities
Deposits and obligations		(1,981,653)	6,105,203	9,514,322
Due to Banks and correspondents		(188,720)	(2,164,131)	2,822,467
Payables from repurchase agreements and security lending		551,130	6,014,423	4,788,153
Cash collaterals, receivable from reverse repurchase agreements and securities borrowings		(61,231)	(4,585,838)	(4,449,777)
Bonds and notes issued		274,766	(1,270,797)	(1,342,704)
Other liabilities		1,141,323	1,211,378	5,130,788
Income tax paid		(1,108,641)	(945,178)	(1,028,466)
Net cash flow from operating activities		(1,457,530)	(1,381,882)	919,291

	Note	2016	2015	2014
		S/000	S/000	S/000
NET CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired		-	-	731,813
Revenue for sale of property, furniture and equipment		47,044	44,524	19,799
Additions of property, furniture and equipment	10	(110,151)	(148,426)	(301,734)
Additions of intangible assets	11	(275,606)	(276,564)	(246,882)
Held-to-maturity investments		(1,550,332)	(1,135,744)	(1,990,686)
Net cash flows from investing activities		(1,889,045)	(1,516,210)	(1,787,690)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(e)	(653,326)	(539,985)	(429,413)
Subordinated bonds and notes issued		(401,257)	666,805	978,217
Acquisition of Credicorp shares	18(b)	(66,528)	(72,968)	(45,622)
Acquisition of non-controlling interest	2(a) and 2(d)	(489,866)	-	(163,621)
Net cash flows from financing activities		(1,610,977)	53,852	339,561
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		(4,957,552)	(2,844,240)	(528,838)
Effect of changes in Exchange rate of cash and cash equivalents		(454,120)	3,199,642	455,375
Cash and cash equivalents at the beginning of the year		22,044,868	21,689,466	21,762,929
Cash and cash equivalents at the end of the year		16,633,196	22,044,868	21,689,466

Additional information from cash flows
Interest received		10,670,591	9,987,677	8,406,602
Interest paid		(2,871,851)	(2,510,247)	(2,124,733)

Non-cash flows transactions
Incorporation of Mibanco net assets, Note 2(a)(i)		-	-	(595,770)

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, provides a wide range of financial, insurance and health services and products mainly throughout Peru and in certain other countries (see note 3(b)). Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. Credicorp’s address is Claredon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed on the Lima and New York stock exchanges.

The consolidated financial statements as of and for the year ended December 31, 2015 were approved in the General Shareholders’ Meeting held on March 31, 2016. The consolidated financial statements as of and for the year ended December 31, 2016, were approved and authorized to be issued by the Audit Committee and Management on February 21, 2017 and will be submitted for their final approval by the Board of Directors and the General Shareholders’ Meeting that will occur within the period established by law; in Management’s opinion, they will be approved without modifications.

2	ACQUISITIONS, TRANSFERS AND MERGER

a)	Acquisition of the non-controlling interest of Credicorp Capital Colombia (formerly Correval) and IM Trust S.A. (hereinafter IM Trust) -

In the Board Meetings of Credicorp held on February 24, and July 20 of 2016, capital contributions were approved in favor of Credicorp Capital Ltd. for an amount of US$15.4 million and US$106.3 million, respectively, for the purpose of acquiring all of the shares held by the minority shareholders of Credicorp Capital Colombia (49.0 percent) and IM Trust (39.4 percent) at said date, exercising the sale option agreed with them amounting, at that time, to S/489.9 million (S/340.4 million at the time of the signing of the contract and S/149.5 million related to the appreciation of that option recorded in the period from 2013 until its execution date).

Subsequently, Credicorp Capital Ltd. made capital contributions in favor of Credicorp Capital Holding Chile and Credicorp Capital Holding Colombia for approximately US$49.2 million and US$44.2 million, respectively, to enable said entities to execute directly the purchase and sale options (PUT) with the minority shareholders.

Accordingly, on May 20 and August 1 of 2016, Credicorp Capital Holding Chile executed the purchase option of IM Trust S.A. purchasing the 39.4 percent share held by the minority shareholders, for approximately US$71.2 million (equivalent to S/241.4 million), with which, Credicorp Capital Holding Chile became the owner of 100 percent of the share capital of IM Trust.

The amount paid by Credicorp Capital Holding Chile was made up of US$49.2 million originating from the capital contribution of Credicorp Capital Ltd. and own funding of approximately US$22.0 million.

Furthermore, on May 20, June 1 and August 1, of 2016, Credicorp Capital Holding Colombia executed the purchase option of Credicorp Capital Colombia, purchasing the 30.32 percent share held by the minority shareholders for approximately US$45.0 million (equivalent to S/152.4 million), with which, Credicorp Capital Holding Colombia became the owner of 81.32 percent of the share capital of Credicorp Capital Colombia.

The amount paid by Credicorp Capital Holding Colombia is made up of US$44.2 million originating from the capital contribution of Credicorp Capital Ltd. and the entity’s own funds for approximately US$0.8 million.

Finally, on September 30, 2016, Credicorp Capital Ltd. executed the remaining purchase option of Credicorp Capital Colombia, purchasing the 18.68 percent share held by the minority shareholders, by means of the purchase of the entities Coby Business Inc. and Artigas Global Corp, both Panamanian companies whose only asset are their shares of Credicorp Capital Colombia S.A. The total amount of the purchase was US$28.3 million (equivalent to S/96.1 millon), of which Credicorp Capital Ltd. paid US$26.7 million in cash (which originated from Credicorp´s capital contribution), leaving a balance payable of US$1.6 million at December 31, 2016.

The total contribution of Credicorp Ltd. in Credicorp Capital Ltd. Group was US$120.1 million and with the financing taken by Credicorp Capital Holding Chile, all of the purchase options were exercised, resulting in the achievement of a 100 percent share in IM Trust and in Credicorp Capital Colombia S.A. In the same way, the process was concluded of establishing a regional investment bank which operates in the Integrated Latin American Market (MILA from Spanish acronym), involving the stock exchanges of Peru, Colombia and Chile.

The impacts of the operation on the financial statements of the Group are summarized below:

	Companies acquired
	Inversiones IMT S.A.	Credicorp Capital Colombia S.A.	Coby Business Inc. y Artigas Global Corp.	Total
	S/000	S/000	S/000	S/000
Assets and liabilities acquired / Non controlling interest	103,630	69,482	43,261	216,373
Payment made / execution of sale option	(241,420)	(152,379)	(96,067)	(489,866)
Effect on Retained Earnings	(137,790)	(82,897)	(52,806)	(273,493)

b)	Corporate reorganization of Inversiones Credicorp Bolivia in the Credicorp Group -

As part of the corporate reorganization of Grupo Credicorp, in a General Shareholders’ Meeting of Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”), held on December 31, 2015, an increase in the share capital was approved in the form of a voluntary contribution of Grupo Crédito S.A. (hereinafter “Grupo Crédito”), a subsidiary of Credicorp S.A.) amounting to Bs. 1,134.5 million, equivalent to S/383.5 million, issuing in its favor 11,344,800 shares.

The contribution was made by Grupo Crédito on March 30, 2016, as a result of which BCP lost control of ICBSA, and Grupo Crédito is the new entity that has assumed control.

c)	Sale of shares of Banco de Crédito de Bolivia -

The Executive Committee of the Board of Directors of BCP, in its meeting held on December 30, 2015, approved the sale of all of the shares (14,121 units) which it held of Banco de Crédito de Bolivia (hereinafter “BCB”) to ICBSA. Both companies form part of Grupo Credicorp.

It is worth mentioning that at December 31, 2015, said transaction was not recognized as an “asset classified as held-for-sale”, since it did not comply with all of the requirements of IFRS 5 “Non-current assets held for sale and discontinued operations” and it did not have the regulator’s approval.

Furthermore, in a General Shareholders’ Meeting of BCB held on March 10, 2016, the capitalization of reserves was approved for an amount of Bs. 607.5 million, equivalent to S/307.4 million, increasing proportionally the shareholding of all of the shareholders. As a result of the capitalization, BCP received 29,116 shares, obtaining a total holding of 43,237 shares.

The share sale operation by BCP was authorized by the Supervisory Authority of the Financial System (ASFI from the Spanish acronym) of Bolivia on May 12, 2016, after which, BCP carried out the sale of all of its shares at that date (43,237 shares) in favor of ICBSA, through the Bolivian Stock Exchange, at a price of Bs. 25,811.0 per share, representing a total amount of Bs.1,116.0 million, equivalent to S/541.1 million.

As a result of the sale of shares, ICBSA became the new entity which assumed control over BCB.

d)	Acquisition of Mibanco and subsequent merger by absorption with Financiera Edyficar -

(i)	On February 8, 2014, Credicorp through its subsidiary Empresa Financiera Edyficar S.A. (hereinafter “Edyficar”) signed an agreement with Grupo ACP Corp. S.A.A. to acquire the 60.68 percent of the share capital of Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a banking entity in Peru oriented towards the sector of micro and small companies, for a total amount of US$179.5 million (approximately equivalent to S/504.8 million) paid in cash. This transaction was completed after obtaining all of the authorizations and approvals on March 20, 2014, the effective date of the purchase and payment.

Additionally, as part of the initial acquisition, on April 8, 2014, Credicorp through its subsidiaries Grupo Crédito S.A. and Edyficar acquired 5.00 percent and 1.50 percent of the share capital of Mibanco, for approximately S/41.6 million and S/12.5 million, respectively, from International Finance Corporation (hereinafter “IFC”), a minority shareholder of Mibanco, at the same terms and conditions of the initial transaction as a result of a tag along right executed by IFC included in a shareholders’ agreement with Grupo ACP.

The acquisition of Mibanco was recorded using the purchase method, in accordance with IFRS 3, “Business Combinations”, applicable at the date of the transaction. Assets and liabilities were recorded at their estimated fair values at the acquisition dates, including the identified intangible assets unrecorded in Mibanco’s statement of financial position.

Acquisition costs incurred for approximately S/1.0 million were recorded in “Administrative expenses” of the consolidated statement of income.

The Group has elected to measure the non-controlling interest in Mibanco at fair value; which has been estimated by applying an international valuation technique (discounted cash flows).

Furthermore, in accordance with the acquisition strategy and in compliance with the legal requirements established in the Peruvian stock market, Credicorp, through Edyficar, carried out the following additional purchases of the share capital of Mibanco, paid in cash:

-	In July of 2014, it acquired 18.56 percent for approximately S/153.6 million
-	In September of 2014, it acquired 1.19 percent for approximately S/10 million

These acquisitions of non-controlling interest carried out in July and September of 2014 were recorded as an equity transaction. Taking into account said purchases, at December 31, 2014, Credicorp held 86.93 percent of the share capital of Mibanco, paying approximately S/722.5 million.

From the effective acquisition date (March 20, 2014) until December 31, 2014, the contribution of Mibanco in interest and similar yields totaled approximately S/675.7 million. If the combination had taken place at the start of the year, the interest and similar yields of the Group would have risen to approximately S/8,868.1 million (an increase of S/289.4 million).

For the year 2014, the pre-tax profit of Mibanco is insignificant for the Group’s consolidated financial statements.

(ii)	On March 2, 2015 the merger between Mibanco as acquiring entity and Edyficar as acquired entity was made effective. This merger incorporated at the carrying amount, all the assets and liabilities of Edyficar except for operating licenses, mortgages loans of Mivivienda and cash, which continued to be owned by Edyficar.

Subsequently in April of 2015, the credit portfolio of Mivivienda was sold to BCP. In the same way, the license has been retired, without generating any impact on the Financial Statements.

As a result of this merger, and as a result of the exchange of shares at fair value, BCP holds a direct interest of 93.598 percent in the new merged entity and Grupo Crédito holds 1.757 percent.

e)	Agreement between El Pacífico Peruano Suiza and Banmédica -

On December 30, 2014, Credicorp, through its subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros (hereinafter “PPS”) signed an agreement with Banmédica S.A. (hereinafter “Banmédica”) to jointly develop a health care business in Peru, including: medical insurance services, health insurance and health care plans. Based on this agreement, Credicorp lost control of its subsidiary Pacífico EPS, which became an associate. This agreement came into effect on January 1, 2015. See Note 13.

This transfer resulted, during the year 2015, in a profit of S/99.0 million which is recognized in “Net gain on sale of securities” in the consolidated statement of income.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation and use of estimates -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The accompanying consolidated financial statements have been prepared on a historical cost basis, except for trading securities, available-for-sale investments, derivative financial instruments, share-based payments, bonds and notes associated with fair value hedges, sale options over non-controlling interests, financial assets and liabilities at fair value through profit or loss that have been measured at fair value.

The consolidated financial statements are presented in Peruvian Soles (S/), see paragraph (c) below, and values are rounded to the nearest S/thousands, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements, because actual results may differ from those determined in accordance with said estimates and assumptions.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to allowance for loan losses, the valuation of investments, the technical reserves for claims and premiums, goodwill impairment, the measurement of the share-based payment transactions and the valuation of derivative financial instruments. Furthermore, other estimates exist, such as the liabilities for put options held by non-controlling interest in subsidiaries, estimated useful life of intangible assets, property, furniture and equipment and the deferred tax assets and liabilities. The accounting criteria used for said estimates are described below.

The accounting policies adopted are consistent with those of the previous years, except that the Group has adopted the new revised IFRS and IAS which are mandatory for the periods beginning on or after January 1, 2016, as described below:

-	IAS 1 “Presentation of financial statements” Disclosure initiatives -

The amendments clarify the materiality requirements of IAS 1 indicating the following (i) certain items of the consolidated statement of income, the consolidated statement of comprehensive income and the consolidated statement of financial position may be broken down (ii) entities have flexibility to choose the order of presentation of the notes to their consolidated financial statements, and (iii) the participation of the associates and joint ventures recorded in the consolidated statement of comprehensive income by the equity participation method must be presented in only two lines grouping together the items which are recycled and not recycled in the consolidated statement of comprehensive income.

-	Amendments to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible Assets”. Clarification of the acceptable methods of depreciation and amortization.

The amendments clarify that an income-based method of depreciation or amortization is generally inappropriate. The IASB has amended IAS 16 to clarify that the income-based method should not be used to calculate the depreciation of items of property, plant and equipment.

IAS 38 now includes the assumption that income-based amortization of intangible assets is inappropriate. This assumption can be refuted if (i) the intangible asset has been expressed as income (i.e. if the measurement of income is the limiting factor on the value that may be derived from the asset or (ii) it can be shown that the income and the use of the economic benefits generated by the asset are totally related.

-	Modifications to IFRS 10 “Consolidated financial statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures” Investment entities. Application of the exception of consolidation.

The amendments made clarify the following issues: (i) the exception to the preparation of consolidated financial statements is also available to intermediate parent entities which are subsidiaries of investment entities, (ii) an investment entity must consolidate a subsidiary that is not an investment entity and of which the main purpose and activity is to provide support services for the activities of the investment entity, and (iii) the entities which are not investment entities but which have a participation in an associate or a joint venture which is an investment entity will apply the equity participation accounting method. The fair value measurement applied by the associated investment entity or joint venture may be retained or consolidation may be made at the level of the associate or joint venture, which would subsequently adjust the fair value measurement.

-	Amendments to IFRS 11 “Joint Arrangements” Accounting treatment of the acquisition of participation in joint operations.

The amendments clarify the accounting treatment for the acquisition of a participation in a joint operation. These amendments require an investor to apply the accounting practice of business combinations.

This includes:

-	Measurement of identifiable assets and liabilities at fair value
-	recognition as expense of the costs related to the acquisition
-	recognition of deferred taxes and
-	recognition of the residual costs as goodwill and the annual evaluation of its possible impairment.

The existing participation in the joint operation is not re-measured at the time of acquisition of an additional participation, as long as joint control is maintained.

The amendments also apply when a joint venture is formed and an existing business is contributed.

-	Annual improvements to IFRS (cycle 2012-2014).

The IASB issued improvements to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, IFRS 7 “Financial Instruments: Disclosures”, IAS 19 “Employee Benefits” and IAS 34 “Interim Financial Reporting”

Due to the Group’s structure and operations, the adoption of the new and revised accounting standards did not have a significant impact on its consolidated financial position and results; therefore, it has not been necessary to modify the Group’s comparative consolidated financial statements.

b)	Basis of consolidation -

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee,
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, note 3(ac).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the amount corresponding to non-controlling shareholders is recognized directly in the consolidated statement of changes in net equity.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The considerations taken into account to determine significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; gains resulting from the use of the equity method of accounting are included in “Other income” of the consolidated statement of income.

At December 31, 2016 and 2015, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (i)	Banking, Peru	97.68	97.68	127,513,766	128,885,245	113,568,832	117,229,264	13,944,934	11,655,981	2,954,668	2,783,428

El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and Subsidiaries (PPS) (ii)	Insurance, Peru	98.45	98.45	10,156,361	9,325,892	7,786,257	7,418,532	2,370,104	1,907,360	303,264	349,503

Inversiones Credicorp Bolivia S.A. and Subsidiaries (iii)	Holding, Bolivia	99.95	97.78	8,017,925	7,290,278	7,337,562	6,667,864	680,363	622,414	71,910	70,965

Atlantic Security Holding Corporation and Subsidiaries (iv)	Capital Markets, Cayman	100.00	100.00	7,056,980	6,979,153	5,961,796	6,112,699	1,095,184	866,454	143,238	132,654

Credicorp Capital Ltd. and Subsidiaries (v)	Capital Markets, Bermuda	100.00	100.00	3,230,080	2,836,708	2,440,496	2,076,788	789,584	759,920	89,654	(6,584)

CCR Inc. (vi)	Special purpose Entity, Bahamas	99.99	99.99	1,103,787	1,677,107	1,123,045	1,711,226	(19,258)	(34,119)	(39)	(8,799)

Prima AFP S.A. (vii)	Private pension fund administrator, Peru	99.98	99.98	883,893	880,844	277,899	296,040	605,994	584,804	155,813	162,083

Grupo Crédito S.A (viii)	Capital Markets, Peru	99.99	99.99	167,397	171,269	534,552	225,229	(367,155)	(53,960)	(15,575)	24,610

(i)	BCP was incorporated in 1889 and its activities are regulated by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP regulator, hereinafter “the SBS” for its Spanish acronym).

BCP holds a direct interest in Mibanco as a result of the merger between Mibanco and Edyficar on March 2, 2015. At December 31, 2014 Mibanco was a subsidiary of Financiera Edyficar (note 2(d). At December 31, 2016, the assets, liabilities, equity and net income of Mibanco amounted to approximately S/11,234.9 million, S/9,658.3 million, S/1,576.6 million and S/336.0 million, respectively. (S/11,054,8 million, S/9,707.5 million, S/1,347.3 million, and S/222.0 million, respectively at December 31, 2015.

(ii)	PPS provides general life, health and personal insurance, its activities are regulated by the SBS. On December 30, 2014, the Group signed an agreement with Banmédica to transfer control of its subsidiary Pacífico EPS, as explained in more detail in Note 13.

(iii)	Inversiones Credicorp Bolivia was established in February 2013 and its objective is to make capital investments for its own account or for account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

At December 31, 2016, its principal subsidiary is BCB, a commercial bank which operates in Bolivia. At said date, the assets, liabilities, equity and net profit of BCB were approximately S/7,949.2 million, S/7,328.5 million, S/620.7 million and S/80.7 million, respectively.

At December 31, BCB was a subsidiary of BCP, and its assets, liabilities, equity and net profit totaled approximately S/7,245.6 million, S/6,665.0 millon, S/580.6 million and S/57.4 million, respectively. During the year 2016, BCP sold its shares of BCB to ICBSA, losing control of the latter, see note 2 (c).

The balances shown as comparative have been restructured as if BCB had always been a subsidiary of ICBSA

(iv)	Its most significant subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration mostly for BCP’s Peruvian customers

(v)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Chile (owner of Inversiones IMT), Credicorp Capital Holding Colombia (owner of Credicorp Capital Colombia, formerly Correval), and Credicorp Capital Holding Peru (owner of Credicorp Capital Peru S.A.A.), which develop their activities in Chile, Colombia and Peru, respectively.

The principal subsidiary of Credicorp Capital Holding Peru is Credicorp Capital Peru, the principal function of which is that of a holding company of shares, participations, and securities in general, provision of financial and corporate advisory services, and property investment. At December 31, 2016 and 2015, respectively, Credicorp Capital Peru holds as subsidiaries, Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital S.A. Sociedad Administradora de Fondos, Credicorp Capital Servicios Financieros S.A. and Credicorp Capital Sociedad Titulizadora S.A., member companies of the Investment Banking Group in Peru.

During the year 2015, Grupo Crédito split the shares it held in Credicorp Capital Holding Peru, after which Credicorp Ltd. contributed this investment to Credicorp Capital Ltd. Said transfers were made at their carrying amounts and, therefore, had no effect on the Group’s consolidated financial statements: no gains or losses were recorded for these transactions.

At December 31, 2016 and 2015, Credicorp Capital Ltd. directly holds 100.0 percent of the share capital of Credicorp Capital Holding Peru. As of December 31, 2016, the assets, liabilities, equity and net profit of of Credicorp Capital Holding Peru and Subsidiaries amount to approximately S/236.0 million, S/56.5 million, S/179.5 million and S/19.3 million, respectively (S/239.9 million, S/43.8 million, S/196.1 million and S/12.6 million, respectively at December 31, 2015).

At December 31, 2016, Credicorp Capital Ltd directly or indirectly holds 100.00 percent of the share capital of IM Trust and Credicorp Capital Colombia (60.60 percent of IM Trust and 51.0 percent of Credicorp Capital Colombia at December 31, 2015), see increase in the holding in note 2(a). At December 31, 2016, the assets, liabilities, equity and net profit of IM Trust amount to approximately S/987.5 million, S/840.4 million, S/147.1 million and S/23.7 million, respectively (S/563.8 million, S/440.1 million, S/123.7 million and S/21.3 million, respectively, at December 31, 2015); and those of Credicorp Capital Colombia amount to approximately S/1,496.5 million, S/1,346.2 million, S/150.3 million, and S/24.2 million, respectively (S/1,572.6 million, S/1,446.8 million, S/125.8 million and S/25.6 million, respectively at December 31, 2015

(vi)	CCR Inc. was incorporated in 2000, its main activity is to manage certain loans granted to BCP by foreign financial entities, see note 17(a)(iii). These loans are collateralized by transactions performed by BCP. At December 31, 2016 and 2015, the negative equity balance resulted from unrealized losses from cash flow hedge derivatives.

(vii)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

(viii)	Grupo Crédito is a company mainly engaged in shares listed in Peru and unlisted shares of Peruvian companies. It also holds the Group’s shares in BCP, Prima AFP, PPS and Inversiones Credicorp Bolivia. Grupo Crédito’s balances are presented net of its investments in said entities.

c)	Foreign exchange -

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the Peruvian sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact their major transactions and/operations, such as: lending, borrowing, financial income, financial expenses and a significant percentage of their purchases are agreed in Peruvian soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially stated by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the statement of financial position. The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are stated at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency

Given that the Group’s entities in Colombia, Chile, Cayman, Panama and Bolivia have a functional currency different from Peruvian Soles, they were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences” in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statement of income using the effective interest rate method, which is the rate that discounts estimated future cash payments or receipts during the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income includes coupons earned on fixed income investment and trading securities and the discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Fees and commission income are recognized on an accrual basis. Contingent credit fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any direct incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

All other revenues and expenses are recognized on an accrual basis.

e)	Insurance activities -

Product classification:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds. As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes unit linked insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied and technical lines and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of the operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims and ceded premiums associated with the ceded policies and are in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measureable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the classification of the reinsured insurance contract.

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance, see notes 24 and 25. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party. Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables -

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2016 and 2015 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

Unit- Linked” assets -

“Unit- Linked” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses accrue directly to the policyholders who bear the investment risk. Each account has specific objectives and the assets are carried at fair value. The balance of each account is legally segregated and is not subject to claims that arise out of any other business of the Group. The liabilities linked to these accounts are equal to the account assets, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC) -

These comprise the direct costs that originate with and are related to traditional life and unit-linked insurance contracts which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the average expiration period of the related insurance contracts. Amortization is recorded in the consolidated statement of income.

DAC for general insurance and health products are amortized over the period in which the related revenues are earned.

DAC are derecognized when the related contracts are either settled or disposed of.

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts is less than the carrying value an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions -

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities -

i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves of retirement, disability and survivor’s pension include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported (IBNR), as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the company’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the reserves of this business, the discounted present value of the expected future pensions, to be paid in a guaranteed and non-guaranteed period is taken into account, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves including the amount required to cover the maintenance expenses related to the individual life insurance contracts (including Unit Linked insurance policies) are determined by the sum of the discounted value of the expected future benefits, occurrence of claims, administration expenses, options, guarantees and profit on investment, less the current value of the exected theoretical premiums which would be required to comply with the payment obligations of future pensions.

On the other hand, in the Life Annuities business the company offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Life insurance contracts comprise the provision for unearned premiums and ongoing risks. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. Said accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims that have not been reported to the Group (hereinafter “IBNR”). IBNR reserves are determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2016 and 2015, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the last estimated cost of all claims incurred but not settled at the date of the consolidated statement of financial position, whether reported or not, together with related claim handling costs and the expected reduction in value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position. IBNR are estimated and included in the provision (liabilities). IBNR reserves are determined on the basis of the Bornhuetter - Ferguson methodology – BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect the historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is term of the contract and is recognized as premium income.

At each reporting date the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2016 and 2015, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represents premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Unit-linked insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

(iii)	Income from medical services and sale of medicines (those not categorized as healthcare insurance) -

Income from medical services is recognized on the date the service is provided.

Income from the sale of medicines is recognized when the significant risks and rewards inherent to ownership of the medicines have passed to the buyer, usually upon delivery of the medicines.

Income from medical services and sale of medicines is recorded in “Other income” of the consolidated statement of income.

Recognition of benefits, claims and expenses:

(i)	Benefits and claims -

The benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claim handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Pension payments are recorded when they accrue.

General and health insurance claims include all claims occurring during the year, whether reported or not, internal and external claim handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustment to claims outstanding from previous years.

(ii)	Reinsurance premiums -

Comprise the total premiums payable for the coverage of the insurance contracts and are recognized on the date on which the validity of the insurance policy commences. Unearned ceded premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims -

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

(iv)	Cost of medical services and sale of medicines (those not categorized as healthcare insurance) -

Cost of medical services is recorded when incurred.

Cost of sale of medicines, which is the cost of acquisition of the medicines, is recorded when medicines are delivered, simultaneously with the recognition of income for the corresponding sale.

Cost of medical services and sale of medicines are recorded in “Other expense” of the consolidated statement of income.

f)	Financial Instruments: Initial recognition and subsequent measurement -

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument or another entity.

The Group classifies its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities. The Group determines the classification of its financial instruments at initial recognition.

The classification of financial instruments at initial recognition depends on the purpose and the Management intention for which the financial instruments were acquired and their characteristics. All financial instruments are measured initially at their fair value plus the incremental costs related to the transaction which are directly attributable to the acquisition or issue of the instrument, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established according to market regulations or conventions (regular market trades) are recognized on the trade date, that is, the date on which the Group commits to purchase or sell the asset. Derivatives are recognized on a trade date basis.

(i)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss include financial assets held for trading and financial assets and liabilities designated at fair value through profit or loss, the designation of which is upon initial recognition and on an instrument by instrument basis. Derivative financial instruments are also categorized as held for trading unless they are designated as hedging instruments.

A financial asset or liability is classified as held for trading if it is acquired for the purpose of selling or repurchasing it in the short term, and is presented in “Trading securities” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

Management may only designate an instrument at fair value through profit or loss upon initial recognition when the following criteria are met:

-	The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses generated by them on a different basis; or

-	The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and evaluated based on the yield on their fair value, in accordance with a documented risk management or investment strategy; or
-	The financial instruments contain one or more embedded derivatives, which significantly modify the cash flows that otherwise would be required by the contract.

Changes in fair value of a designated financial asset and liability through profit or loss are recorded in “Net gain (loss) on financial assets designated at fair value through profit or loss” of the consolidated statement of income. Interest earned or incurred is accrued in the consolidated statement of income in “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income is recorded when the right to payment has been established.

(ii)	Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans and receivables are measured at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statement of income in “Interest and similar income”. Losses from impairment are recognized in the consolidated statement of income in “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

A provision for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The provision for loan losses is established based on an internal risk classification and considering any guarantees and collaterals received, Note3 (i) and 34.1.

(iii)	Available-for-sale financial investments -

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt instruments in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of the corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statement of income in “Net gain on the sale of securities”, or determined to be impaired, at which time the impaired amount is recognized in the consolidated statement of income in “Impairment loss on available–for–sale investments” and removed from the available-for-sale reserve.

Interest and similar income earned are recognized in the consolidated statement of income in “Interest and similar income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

The Group evaluates whether its ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if Management has the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate.

(iv)	Held-to-maturity financial investments -

Held-to-maturity financial investments are non–derivative financial assets with fixed or determinable payments and fixed maturities, which Credicorp has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortization is included in “Interest and similar income” of the consolidated statement of income. The losses arising from impairment of these investments are recognized in the consolidated statement of income.

At December 31, 2016 and 2015 the Group has not recognized any impairment loss on held-to-maturity investments, see policy of impairment of financial assets carried at amortized cost in note 3(i)(i).

If the Group were to sell or reclassify a more than an insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (02) years.

At December 31, 2016 and 2015 the Group did not sell or reclassify any of its held-to-maturity investments.

(v)	Repurchase and reverse repurchase agreements and security lending and borrowing transactions -

Securities sold under agreements to repurchase at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recognized as an asset with a corresponding obligation to return it, including accrued interest, as a liability in “Payables from repurchase agreements and security lendings”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is treated as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in Cash collateral, reverse repurchase agreements and security borrowings" in the consolidated statement of financial position, which includes accrued interest that is calculated according to the method of the effective interest rate.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the consolidated statement of financial position. The consideration paid, including accrued interest, is recorded in “Receivables from reverse repurchase agreements and security borrowings” of the consolidated statement of financial position, reflecting the transaction’s economic substance as a loan by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate.

If securities purchased under agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position heading “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income caption “Net gain on sale of securities”.

Security lending and borrowing transactions are usually collateralized by securities and cash. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(vi)	Put and call options over non-controlling interest -

Put options granted to non-controlling interests give rise to a financial liability for the present value of the redemption amount. When the financial liability is recognized initially, the present value of the amount payable upon exercise of the option is recorded in equity. All subsequent changes in the carrying amount of the liability, due to a re-measurement of the present value of the amount payable on exercise, are recognized in the consolidated statements of income.

Call options are initially recognized as a financial asset at their fair value, with any subsequent changes in their fair value recognized in profit or loss. If the call options are exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controllin interest. If the call options lapse unexercised, any carrying amount for the call option is expensed in profit or loss.

Put and call options do not give the Group present access to the benefits associated with the ownership interest.

(vii)	Other financial liabilities -

After initial measurement other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

g)	De-recognition of financial assets and liabilities -

Financial assets -

A financial asset (or, where applicable a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership.  When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities -

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

i)	Impairment of financial assets -

The Group assesses at the date of each consolidated statement of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets is as follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that are carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).

The carrying amount of the asset is reduced through the use of a provision account and the amount of the loss is recognized in the consolidated statement of income. A loan together with the respective associated provision is written off when classified as a loss and is fully provisioned and there is real and verifiable evidence that the loan is irrecoverable and collection efforts concluded without success, the impossibility of foreclosures or all collateral has been realized or has been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the provision account. If in the future a written-off loan is later recovered, the recovery is recognized in the consolidated statement of income, as a credit to “Provision for loan losses, net of recoveries”.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For collective assessment of impairment, financial assets are grouped considering the Group’s internal credit grading system, which considers credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

Future cash flows from a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exists. The methodology and assumptions used are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale financial investments -

For available-for-sale financial investments, the Group assesses at each date of the consolidated statement of financial position whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments, objective evidence would include a significant or prolonged decline in their fair value below cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. The determination of what is “significant” or “prolonged” requires judgment. In making this judgment, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

When there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income; increases in their fair value after impairment are recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss is reversed through the consolidated statement of income.

(iii)	Renegotiated loans -

When a loan is modified, it is no longer considered as past due but it maintains its previous classification as impaired or not impaired. If the debtor complies with the new agreement during the following six months, and an analysis of its payment capacity supports a new improved risk classification, it is classified as not impaired. If subsequent to the loan modification the debtor fails to comply with the new agreement, it is considered as impaired and past due.

j)	Leases -

The determination of whether an arrangement is, or contains, a lease is based in the substance of the arrangement at the inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and on whether the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement.

Operating leases -

Leases in which a significant portion of the risks and benefits of the asset are held by the lessor are classified as operating leases. Under this concept the Group has mainly leased premises used as offices and agencies of the Group’s subsidiaries.

When an operating lease is terminated before the lease period has expired, any penalty payment to the lessor is recognized as an expense in the period in which termination takes place.

Finance leases -

Finance leases are recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease agreement using the effective interest rate method, which reflects a constant periodic rate of return.

k)	Property, furniture and equipment -

Property, furniture and equipment are stated at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Assets’ residual value, and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

l)	Investment properties -

Investment properties are held to earn rentals or for capital appreciation or both rather than for: (a) use in the production or supply or goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Property that is being constructed or developed for future use as investment property is recognized at cost before completion.

Investment properties are initially measured at fair value which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group has opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the accumulated impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of its investment properties and has estimated a useful life of 33 years for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as maintenance expenses and other related expenses are accounted for as maintenance of the rented assets, net within “Other income” in the consolidated statement of income.

m)	Seized assets -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisers. Reductions in book values are recorded in the consolidated statement of income.

n)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 Business Combination, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquire at fair value or at the proportional share in the identifiable net assets of the acquire.

Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income. When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination under the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IAS 39 “Financial instruments: Recognition and measurement” is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income.

If the contingency is not within the scope of IAS 39, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the fair value of the identifiable net assets is recorded as an equity transaction. Accordingly, the Group recognized no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

In a business combination achieved in stages, the acquirer shall re-measure its ´previously held equity interest in the acquire at fair value at the acquisition-date. The resulting gain or loss is recognized in profit or loss.

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured on initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful
lives in years

Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship - Inversiones IMT S.A.	22
Client relationship cash, fixed and variable income - Credicorp Capital Colombia	8
Client relationship APT - Credicorp Capital Colombia	10
Client relationship - Edyficar	10
Brand - Mibanco	25
Brand - Credicorp Capital Colombia	5
Brand - Inversiones IMT S.A.	5
Fund manager contract - Credicorp Capital Colombia	28
Fund manager contract - Inversiones IMT S.A.	11
Core deposits - Mibanco	6
Right of use - BCP	5
Others	5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed to reflect this change. If there has been a change in the expected pattern of consumption of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes. The effects of these changes in the period and the amortization method are prospectively treated as changes in accounting estimates under IAS 8.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred over the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to these units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

q)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

r)	Non-current assets held for sale -

The Group classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the assets are available for immediate sale in their present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, furniture and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

If the Group is committed to a sale plan involving loss of control of a subsidiary, the Group will classify all the assets and liabilities of that subsidiary as held for sale. This is regardless of whether it will retain a non-controlling interest in the former subsidiary after the sale.

Non-current assets classified as held for sale and liabilities classified as held for sale are presented separately from other assets and liabilities, respectively, in the consolidated statement of financial position according to IFRS 5. The Group discloses the major classes of assets and liabilities classified as held for sale separately in Note 13.

Also, when non-current assets held for sale do not represent a separate major line of business or geographical area of operations and they are not part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, nor are they a subsidiary acquired exclusively with a view to resale; the non-current assets held for sale are not considered a discontinued operation and they are not excluded from the results of continuing operations and are not presented as a single amount of profit or loss after tax from discontinued operations in the consolidated statement of income.

s)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

t)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent at that moment to the fee received) in “Other liabilities” of the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The fee received is recognized in “Banking services commissions” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

u)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

v)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

w)	Income tax -

Income tax is computed based on the individual financial statements of Credicorp and of each of its subsidiaries.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statement of financial position, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of deferred tax assets and liabilities may change even though there is no change in the amount of the related temporary differences. This can result from a change in tax rates or tax laws. In this case, the resulting deferred tax shall be recognized in profit or loss, except to the extent that it relates to items previously recognized outside profit or loss.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is more likely than not, that future taxable profit will be available against which the temporary difference can be utilized. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine their deferred income tax considering the tax rate applicable to its undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

x)	Earnings per share -

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

y)	Share-based payment transactions -

The cost of this equity-settled plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”).

The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statement of income.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding stock awards is reflected as a share dilution in the computation of diluted earnings per share, see (x) above.

z)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, while providing effective economic hedges under Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are re-measured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

At inception of the hedge relationship, the Group formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship.

Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. Hedges are formally assessed at each reporting date.

The accounting treatment is established according to the nature of the hedged item and compliance with the hedge criteria, as follows.

A hedge is considered highly effective if the following conditions are met:

-	At the inception of a hedge and in following years, the hedge is expected to be highly effective to offset changes in the fair value or cash flows attributable to the hedged risk over the designated period of the hedge; and
-	The actual effectiveness of the hedge is within the range of 80-125 percent.

The accounting treatment is determined on the basis of the nature of the hedged item and once the hedging qualifying criteria are met.

i)	Cash flow hedges -

The effective portion of the gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve”, while any ineffective portion is recognized immediately in the consolidated statement of income.

Amounts recognized as other comprehensive income are transferred to the consolidated statement of income when the hedged transaction affects profit or loss, such as when the hedged finance income or finance cost is recognized or when an expected sale occurs.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in the cash flow hedge reserve remains in said reserve until the forecast transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of fair value hedges is recognized in “Interest and similar income” or “Interest and similar expenses” of the consolidated statement of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statements of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Unit-Linked”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, see note 3(f)(i) and note 8.

aa)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, fair values of financial instruments measured at amortized cost are disclosed in note 34.7(b).

ab)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to segments, note 30.

ac)	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.8.

Commissions generated for these activities are included in “Other income” of the consolidated statement of income.

ad)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with maturities of three months or less, excluding restricted balances see note 4.

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, see note 12.

ae)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2016:

(i)	IFRS 9 “Financial Instruments” -

IFRS 9 replaces the models of IAS 39 “Financial instruments: Measurement and Recognition” with a single model which initially has two classification categories: Amortized cost and fair value.

The classification of debt assets will be based on the business model which the entity uses to manage its financial assets and the characteristics of the contractual cash flows of the financial assets. A debt instrument is measured at amortized cost if: a) the objective of the business model is to maintain the financial asset for the collection of contractual cash flows, and b) the contractual cash flows of the instrument only represent payments of debt principal and interest.

All other debt and equity instruments, including investments in complex debt and capital instruments, must be recognized at fair value through profit or loss or comprehensive income.

The new hedge accounting rules align hedge accounting with common risk management practices. As a general rule, it will be easier to apply hedge accounting.

Moreover, it modifies the criteria for the recognition of losses for impairment of financial assets, proposing a focus based on a model which seeks to estimate the ‘expected loss’ of the credit portfolio and othe debt instruments, which will replace the current model of IAS 39, which estimates the provision for impairment of financial assets on the basis of the concept of ‘incurred losses’.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted.

The Group Management has carried out a diagnosis regarding the new requirements of IFRS 9, concluding that: (i) the changes presented by IFRS 9 will not have a material impact on the criteria of classification and measurement of financial assets and liabilities currently applied, nor on hedge accounting, and (ii) the new model of recognition of impairment losses could result in early recognition of losses in the credit portfolio.

As a result of the diagnosis performed, the Group established a work plan for each of the subjects of the new rule, and at the date of this report, it is in the implementation stage of: (i) the business models, (ii) the models for the calculation of impairment, and (iii) the processes required for hedge accounting.

As a result of the diagnosis carried out, the Group established a work plan for each of the aspects of the norm, and at the date of this report, it was in the implementation stage of: (i) the process models for the classification of business portfolios, (ii) the models for the calculation of impairment, and (iii) the processes required for hedge accounting (iv) the governance and adaptation to SOX standards of the processes linked to the norm and (v) the required technical support.

The development of the work plan has included staff from different units of Credicorp (mainly Accounting, Risks and Information Technology) and also expert consultants who are advising us on the development of matters relevant to the norm. The plan prioritizes the most relevant expposures in order to achieve an approximate estimate of the impairment loss in adance of the completion of the Project, which will help us to plan better the impact on capital.

Specifically, on the impairment front, for the estimation of the loss parameters (PD, LGD and EAD) we have taken as a base the models of admission and behavior used in credit risk management of wholesale and retail banking, as well as the standard methodologies of the industry. For the classification of the exposures which will form part of stage 2, objective criteria have been developed to determine whether there is a significant increase in risk through the calculation of PD for the whole life of the credit in origination and the reference date. However, other management criteria are also considered, such as days in arrears or belonging to watchlists.

(ii)	IFRS 15 “Revenue from contracts with customer” -

This standard will replace IAS 18 “Revenue”, and IAS 11 “Construction Contracts”. The new standard is based on the principle that revenue is recognized when the control of a good or service is transferred to a client, so that the notion of control replaces the existing notion of risks and benefits.

A new five-step process must be applied before revenue can be recognized:

•	Identify the contracts with clients.
•	Identify the separate performance obligation.
•	Determine the price of the contractual transaction.
•	Assign the price of the transaction to each of the separate performance obligations, and
•	Recognize the revenue as each performance obligation is complied with.

At the date of the financial statements, the Company is not in a position to estimate the effect that IFRS 15 could have on its financial statements. The Group will carry out a more detailed evaluation of these impacts in the course of the next twelve months.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

(iii)	IFRS 16, “Leases” -

On IFRS 16, ‘Leases’ replaces the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations). IFRS 16 will mainly affect the accounting treatment for lessees, and will result in the recognition of almost all leases in the statement of financial position. The standard eliminates the current distinction between finance and operating leases, and requires the recognition of an asset (right to use the leased asset) and a financial liability to make the lease payments of practically all of the lease contracts. There is an optional exception for low value, short term leases. As a result of the new model, an entity will recognize in its balance sheet at the inception of the lease, an asset for the right of use of the leased asset and a liability for the obligations to make future contractual payments. At initial recognition, the asset and liability will be measured at the present value of the minimum lease payments under contract.

At the date of the financial Statements, the Group has made an initial diagnosis and concludes that the application of this standard will have no material effects on the financial statements.

IFRS 16 applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also early applied.

(iv)	Amendments to IAS 12 “Income Taxes”: Recognition of the deferred income tax asset for unrealized losses.

The amendments clarify the accounting treatment of deferred taxes when an asset is measured at fair value and when said fair value is less than the tax base of the asset. The amendments specifically confirm that:

-	A temporary difference exists when the carrying amount of an asset is less than its tax base at the end of the information presentation period.
-	An entity may assume that it will recover an amount greater than the carrying amount of an asset when estimating the future taxable profit that it will obtain.
-	When tax law restricts the source of taxable profits against which the particular types of deferred tax assets may be recovered, the recoverability of the deferred tax assets can only be evaluated together with other deferred tax assets of the same type.
-	The tax deductions resulting from the reversal of deferred tax assets are excluded from the estimated future taxable profit used to evaluate the recoverability of said assets.

The amendment to IAS 12 applies to annual periods beginning on or after January 1, 2017.

(v)	Amendments to IAS 7 “Statement of Cash Flows”: Disclosure initiatives.

In future, it will be necessary for entities to explain the changes in their liabilities arising from financial assets. This includes changes which arise from cash flows (that is, detractions and payments of borrowings) and non-monetary changes, like acquisitions, disposals, increase in interest and unrealized exchange rate differences.

Changes in financial assets must be included in this disclosure if they were included, or will be included in the cash flows of the financial activities. For example, this would be the case of assets which cover liabilities arising from financial liabilities.

Entities may possibly include changes in other items as part of this disclosure; for example: providing a reconciliation of “net debt”. However, in this case, the changes in the other items must be disclosed separately from the changes in liabilities arising from financial activities.

The information may be disclosed in a tabular format as a reconciliation of the opening and closing balances, but no specific obligatory format is required.

The amendment to IAS 7 applies to annual periods beginning on or after January 1, 2017.

(vi)	Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in Associates and Joint Ventures”: Sale or contribution of assets between an investor and his associate or joint venture.

The amendments clarify the accounting treatment of the sales or contribution of assets between an investor and his associates or joint venture. These amendments confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute “a business” (as defined in IFRS 3 “Business combinations”).

If the non-monetary assets constitute a business, the investor will recognize the total gain or loss on the sale or contribution of assets. If the assets do not comply with the definition of “business”, the investor will recognize the gain or loss only in proportion to the investor’s investment in the associate or joint venture. The amendments will apply prospectively.

In December of 2016, the IASB decided to defer the application date of this amendment until it has completed its research project on the equity method.

There are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Company, either in the current or future periods, as well as on expected future transactions.

4	CASH AND CASH EQUIVALENTS

Cash and cash equivalents shown in the consolidated statement of cash flows consist of "cash and deposits with banks" from the consolidated statement of financial position, which includes cash in hand, funds in the Peruvian Central Reserve Bank (hereinafter “BCRP”), time deposits with maturities of three months or less, excluding restricted funds.

	2016	2015
	S/(000)	S/(000)

Cash and clearing (a)	4,061,766	3,821,619
Deposits with Central Reserve Bank of Peru (a)	8,642,656	13,953,839
Deposits with local and foreign banks (b)	3,778,238	4,085,960
Interbank funds	147,713	180,031
Accrued interest	2,823	3,419
Total cash and cash equivalents	16,633,196	22,044,868
Restricted funds	12,573	346,876
Total cash	16,645,769	22,391,744

a)	Cash and clearing and deposits with Peruvian Central Reserve Bank -

These accounts mainly include the mandatory reserve that Credicorp and Subsidiaries must keep to be able to honor their obligations with the public, which are within the limits established by current legislation. These reserves consist of the following:

	2016	2015
	S/(000)	S/(000)

Mandatory reserves:
Deposits with Peruvian Central Reserve Bank	8,625,876	12,783,866
Cash in vaults of Bank	3,158,153	3,289,135
Total mandatory reserves	11,784,029	16,073,001

Non-mandatory reserves:
Overnight deposits	16,780	1,169,973
Cash in vaults of Bank and others	903,613	532,484
Total non-mandatory reserves	920,393	1,702,457
Total	12,704,422	17,775,458

At December 31, 2016 cash and deposits appropriated to mandatory reserves in local and foreign currency are subject to an implicit rate of 6.50 percent and 25.89 percent, respectively of the total balance of obligations subject to reserve, as required by the BCRP (6.50 percent and 30.18 percent, respectively, at December 31, 2015).

In the same way, at December 31, 2016, the reduction in the balances of the mandatory reserve originated from the following factors: i) reduction in the rates on the legal cash reserve requirement; ii) reduction in the volumes of the total of obligations subject to the legal cash reserve requirement (TOSE); iii) impact of the devaluation of the U.S. Dollar in the year of 1.63 percent on the balances maintained in said currency; and iv) reduction in the excess balances maintained as mandatory reserve in the final days of 2016.

b)	Deposits with local and foreign banks -

Balances credited to local and foreign banks mainly consist of balances in soles and U.S. dollars; are cash in hand and earn interest at market rates. At December 31, 2016 and 2015 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWINGS AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITY LENDINGS

a)	This balance consists of the following:

	2016	2015
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	10,621,045	10,080,794
Reverse repurchase agreement and security borrowings (ii)	294,558	945,904
Receivables for short sales	4,021	-
Total	10,919,624	11,026,698

(i)	In January 2015, the BCRP issued Circular N°002-2015-BCRP, which establishes new procedures for currency reporting operations for the purpose of supporting the process of de-dollarization of credit. In this regard, at December 31, 2016 this balance mainly comprises cash collateral for approximately US$3,127.1 million (equivalent to S/10,494.7 million) delivered to BCRP to secure a borrowing of approximately S/10,008.7 million obtained from the same entity (US$2,955.4 million, equivalent to S/10,080.8 million, and S/9,329.0 million, respectively at December 31, 2015). Cash collateral bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries Credicrp Capital Colombia and IM Trust, provides financing to its customers through reverse repurchase agreements and security borrowings, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2016						At December 31, 2015
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	7.30	5,661	96,924	11,408	113,993	113,993	5.75	-	821,588	-	821,588	821,588
Instruments issued by the Chilean Government	Chilean pesos	0.42	-	1,255	-	1,255	1,259	0.31	59,025	18,661	1,612	79,298	79,338
Other instruments		4.54	-	166,826	12,484	179,310	179,809	5.75	-	44,527	491	45,018	45,018
			5,661	265,005	23,892	294,558	295,061		59,025	884,776	2,103	945,904	945,944

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and security lendings” by selling financial instruments and committing to repurchase them at future dates, plus interest at a fixed rate. The details of said transactions are as follows:

		At December 31, 2016						At December 31, 2015
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	7.60	63,267	864,071	-	927,338	927,865	5.75	-	1,277,165	-	1,277,165	1,277,395
Instruments issued by the Chilean Government	Chilean pesos	0.34	231,667	-	-	231,667	233,108	0.28	64,829	10,674	-	75,503	75,546
Other instruments		5.97	-	133,494	-	133,494	133,421	6.04	-	69,799	490	70,289	62,193
Debt instruments (c)			-	-	13,835,500	13,835,500	14,065,528		-	-	13,176,793	13,176,793	13,176,793
			294,934	997,565	13,835,500	15,127,999	15,359,922		64,829	1,357,638	13,177,283	14,599,750	14,591,927

c)	At December 31, 2016, and 2015 the Group has repurchase agreements secured with: (i) cash, see note 5(a), and (ii) available-for-sales investments and held-to-maturity investments, see note 6(b). This item consists of the following:

		At December 31, 2016			At December 31, 2015
Counterparties	Currency	Maturity	Carrying amount	Collateral	Maturity	Carrying amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	January 2017 / October 2020	10,008,700	Cash with BCRP	May 2016 / September 2020	9,329,000	Cash with BCRP
BCRP	Soles	January 2017 / June 2017	1,256,706	Available-for-sale investments	January 2016	1,283,840	Available-for-sale investments
Natixis S.A.	Soles	August 2017 / August 2020	600,000	Available-for-sale investments and Held-to-maturity investments	August 2017 / August 2020	500,000	Available-for-sale investments and Held-to-maturity investments
Nomura International PLC (*)	U.S. dollar	March 2019 / December 2019	503,400	Held-to-maturity investments and cash	March 2019 / December 2019	511,650	Held-to-maturity investments and cash
Credit Suisse Perú	Soles	August 2017	300,000	Held-to-maturity investments and cash	August 2017	300,000	Held-to-maturity investments and cash
Nomura International PLC (**)	U.S. dollar	August 2020	268,480	Held-to-maturity investments and cash	August 2020	272,880	Held-to-maturity investments and cash
Nomura International PLC (***)	U.S. dollar	August 2020	234,920	Held-to-maturity investments and cash	August 2020	238,770	Held-to-maturity investments
Citigroup Global Markets Limited (****)	U.S. dollar	August 2026	151,020	Held-to-maturity investments and cash	-	-	-
Citigroup Global Markets Limited	Soles	August 2020	100,000	Held-to-maturity investments	August 2020	100,000	Held-to-maturity investments and cash
Natixis S.A. (*****)	U.S. dollar	August 2026	83,900	Available-for-sale investments	-	-	-
UBS	U.S. dollar	January 2017	68,808	Held-to-maturity-investments	-	-	-
Pershing	U.S. dollar	-	-	Available-for-sale investments and cash	January 2016	47,922	Available-for-sale investments and cash
Credit Suisse INTL	U.S. dollar	-	-	Available-for-sale investments and cash	February 2016	156,418	Available-for-sale investments and cash
Brarclays PLC	U.S. dollar	-	-	Available-for-sale investments and cash	June 2016	275,707	Available-for-sale investments and cash
Yields			259,566			160,606
			13,835,500			13,176,793

At December 31, 2016, said operations accrue interest at fixed and variable rates between 0.95 percent and 7.20 percent and between Libor L3M + 0.35 percent and Libor 6M + 1.90 percent, respectively, (between 3.00 percent and 7.20 percent and between Libor 3M + 0.35 percent and Libor 3M + 0.85 percent, respectively, at December 31, 2015).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(*)	At December 31, 2016, the Group holds IRS which were designated as cash flow hedges of certain repurchase agreements at variable rate for a nominal amount of US$150.0 million, equivalent to S/503.4 million (US$150.0 million, equivalent to S/511.7 million, at December 31, 2015). By using these IRS, those repurchase agreements were economically converted to fixed interest rate, see note 12(b).

(**)	At December 31, 2016, the Group maintains an IRS and a CCS, which were together designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable interest rate for a nominal amount of US$80.0 million, equivalent to S/268.5 million (approximately US$80.0 million, equivalent to S/272.9 million, at December 31, 2015). By means of the IRS and the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate, see note 12(b).

(***)	At December 31, 2016, the Group maintains a CCS which was designated as a cash flow hedge for a repurchase agreement in U.S. dollars at variable rate for a nominal amount of US$70 million, equivalent to S/234.9 million (approximately US$70.0 million, equivalent to S/238.8 million, at December 31, 2015). By means of the CCS, this repurchase agreement was economically converted to a fixed interest rate in soles see note 12(b).

(****)	December 31, 2016, the Group maintains a CCS which was designated as a cash flow hedge of two repurchase agreements in U.S. dollars at variable rate for a nominal amount of US$45.0 million, equivalent to S/151.0 million. By means of the CCS, said repurchase agreements were economically converted to soles, see note 12(b).

(*****)	At December 31, 2016, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable rate for a nominal amount of US$25.0 million, equivalent to S/83.9 million. By means of the CCS, said repurchase agreement was economically converted to soles, see note 12(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss and available-for-sale investments consist of the following:

	2016				2015
	Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Investments at fair value through profit or loss (trading) (i)	-	-	-	4,012,184	-	-	-	2,320,492
Interests accrued	-	-	-	2,835	-	-	-	2,604
Total				4,015,019				2,323,096

Available-for-sale investments

Corporate, leasing and subordinated bonds (ii)	7,902,688	268,421	(121,748)	8,049,361	7,718,213	207,182	(294,504)	7,630,891
Certificates of deposit BCRP (iii)	4,796,142	6,466	-	4,802,608	4,601,110	727	(8,252)	4,593,585
Government Treasury Bonds (iv)	2,071,110	174,567	(40,315)	2,205,362	2,698,445	131,055	(89,426)	2,740,074
Participation in RAL Fund (v)	650,803	-	-	650,803	695,234	-	-	695,234
Securitization instruments (vi)	523,135	19,136	(6,785)	535,486	334,265	946	(10,797)	324,414
Restricted mutual funds (vii)	335,763	32,655	-	368,418	301,948	33,816	-	335,764
Participation in mutual funds	286,534	10,060	(4,256)	292,338	164,897	3,641	(7,691)	160,847
Multilateral organization bonds	194,906	3,847	(2,157)	196,596	187,500	5,770	(2,493)	190,777
Trading certificates of deposits	57,523	2,889	(8)	60,404	123,069	3,310	(79)	126,300
Mortgage-backed securities (CMO) (viii)	21,628	7,618	-	29,246	30,909	8,275	(4)	39,180
Certificates of Banco Central de Bolivia (ix)	14,643	-	-	14,643	152,778	519	(4)	153,293
Real state funds	7,333	-	-	7,333	319	-	-	319
Commercial paper in foreign entities	3,347	-	(30)	3,317	17,260	-	(9)	17,251
Commercial paper in peruvian entities	2,229	6	-	2,235	4,857	-	-	4,857
U.S. Federal agency bonds	1,036	131	-	1,167	1,276	157	-	1,433
Hedge funds	87	1,008	-	1,095	134,631	3,559	(4,996)	133,194

	16,868,907	526,804	(175,299)	17,220,412	17,166,711	398,957	(418,255)	17,147,413

Shares -
Listed (x)	568,930	734,936	(3,101)	1,300,765	809,494	669,263	(32,209)	1,446,548
Non-listed	6,098	637	-	6,735	6,098	1,849	-	7,947
	575,028	735,573	(3,101)	1,307,500	815,592	671,112	(32,209)	1,454,495
Balance before accrued interest	17,443,935	1,262,377	(178,400)	18,527,912	17,982,303	1,070,069	(450,464)	18,601,908
Interest accrued				157,755				167,013
Total				18,685,667				18,768,921

The Management of Credicorp has determined that the unrealized losses of available-for-sale investments at December 31, 2016 and 2015 are of a temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2016 as a result of the impairment assessment of its available-for-sale investments, the Group recorded an impairment loss of S/14.5 million (S/43.8 million and S/7.8 million during 2015 and 2014 respectively), which is shown in “Impairment loss on available-for-sale investments” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest, is shown in note 18(c).

During 2016, the Group reclassified instruments from the portfolio available-for-sale investments to investments held to maturity, which at the time of the transfer maintained an unrealized profit amounting to S/6.0 million recorded in equity (unrealized loss amounting to S/12.9 million and unrealized profit amounting to S/14.9 million, corresponding to the transfers made during the years 2015 and 2014, respectively). During the years 2016, 2015 and 2014 S/1.6 million, S/1.9 million and S/2.5 million, respectively, were amortized from unrealized results which are recorded in equity, and were transferred to the account “Net gain on sale of securities” of the consolidated statement of income. At December 31, 2016, unrealized profit amounting to S/2.1 million is held in equity, corresponding to the investments which were reclassified in category (unrealized loss amounting to S/2.3 million at December 31, 2015).

At December 31, 2016 and 2015, the maturities and annual market rates of available-for-sale investments are as follows:

	Maturities		Annual effective interest rate
	2016	2015	2016						2015
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate, leasing and Subordinated bonds	Jan-2017 / Feb-2065	Jan-2016 / Feb-2065	2.88	10.21	0.16	13.46	0.14	9.06	3.56	12.04	0.09	12.00	1.05	9.97
Certificates of deposit BCRP	Jan-2017 / May-2018	Jan-2016 / Jun-2017	4.27	4.55	-	-	-	-	3.14	4.85	0.27	0.32
Government Treasury bonds	Jan-2017 / Feb-2055	Jan-2016 / Feb-2055	1.83	7.13	0.33	7.10	-	-	1.61	7.85	0.12	7.61	9.52	10.11
Securitization bonds	Jan-2018 / Sep-2045	Jun-2018 / Sep-2045	4.75	9.30	3.27	9.76	0.50	8.44	5.75	9.91	3.40	10.29	3.00	8.44
Certificates of deposits Banco Central de Bolivia	Mar-2017 / Jun-2017	Jan-2016 / Aug-2016	-	-	-	-	0.10	0.30	-	-	-	-	0.50	2.00
Trading certificates of deposits	Jan-2017 / Feb-2026	Jan-2016 / Feb-2026	2.10	6.54	0.95	1.98	1.30	6.25	1.06	4.62	1.30	1.62	0.20	7.80
Multilateral organization bonds	Jan-2017 / Feb-2044	Sep-2016 / Feb-2044	3.39	7.47	1.67	3.31	-	-	3.00	10.39	1.62	2.79	-	-
Collateralized mortgage obligations (CMO)	Aug-2020 / Dec-2036	Aug-2020 / Dec- 2036	-	-	2.12	9.79	-	-	-	-	2.24	8.28	-	-
U.S. Federal agency bonds	Aug-2035	Aug-2035	-	-	1.47	1.47	-	-	-	-	1.62	1.62	-	-
Instruments issued by Banco Central of other countries	-	Jul-2016 / Jul-2025	-	-	-	-	-	-	-	-	2.00	4.78	-	-

(i)	At December 31, 2016 the balance includes mainly 23,265 BCRP certificates of deposit (securities issued at discount through public auctions, negotiated in the Peruvian secondary market and settled in soles) amounting to S/2,259.9 million, government treasury bonds for an amount of S/526.5 million, and bonds of international financial organizations for S/243.2 million (S/1,412.5 million, S/562.4 million and S/55.3 million, respectively, at December 31, 2015).

(ii)	At December 31, 2016 the most significant individual unrealized losses amounted to approximately S/17.7 million (S/15.6 million, at December 31, 2015).

(iii)	At December 31, 2016 the Group maintains 49,504 BCRP certificates of deposits (40,294 at December 31, 2015).

(iv)	At December 31, 2016 includes mainly debt instruments issued by the Peruvian Government in Soles for a total of S/1,307.5 million and in U.S. dollars for a total of S/512.7 million, the U.S. Government in U.S Dollars for a total of S/26.9 million and the Colombian Government in U.S., dollars for a total of S/63.4 million (S/1,650.7 million, S/530.4 million, respectively, issued by the Peruvian Government, S/181.2 million issued by the U.S. Government, and S/246.7 million issued by the Colombian Government at December 31, 2015 ).

Certain treasury bonds were hedged through cross currency swaps (CCS) and interest rate swaps (IRS), as detailed bellow:

-	At December 31, 2016, the Group maintains currency swaps (“Cross Currency Swap” or CCS) which were designated as hedges of certain corporate bonds for a nominal amount of S/236.3 million and certain foreign government bonds for S/167.8 million for a nominal amount with a similar principal at maturity, see note 12(b); by means of this CCS, these bonds were economically converted to Soles at fixed rate (S/235.1 million and S/170.6 million, respectively, at December 31, 2015).

-	At December 31, 2016, the Group maintains interest rate swaps, which have been designated as fair value hedges of certain Peruvian Government, corporate and international financial entity bonds denominated in U.S Dollars at fixed interest rate for a nominal amount of S/760.3 million (S/819.7 million at December 31, 2015), see note 12(b); through the IRS these bonds were economically converted to variable interest rates.

(v)	These funds total approximately 168.4 million in bolivianos and 482.4 million in U.S. dollars (159.8 million in bolivianos and 535.4 million U.S. dollars respectively at December 31, 2015) and comprise investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vi)	Asset-backed securities are secured by a specified pool of underlying assets and are mainly traded in the Peruvian over-the-counter market. Pools of underlying assets are made up of Accounts receivables with predictable future payments. As of December 31, 2016 and 2015, the balance includes S/175.3 million and S/39.8 million, respectively, of financial instruments issued by Hunt Oil Company (the originator). Additionally, at December 31, 2016 the balance includes S/81.6 million of asset-backed securities issued by Abengoa Transmisión Norte and S/94.5.million issued by Inmuebles Panamericana S.A. The underlying assets are future Accounts receivable from the sale of hydrocarbons extracted in Peru. At said dates, the bonds have semiannual payments until 2025.

(vii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(viii)	Collateralized mortgage obligations correspond to senior tranches (“Senior Tranches”).

(ix)	At December 31, 2016 and 2015, certificates of deposit issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

(x)	On March 7, 2016, Credicorp signed a Memorandum of Understanding (MOU) with Banco de Crédito e Inversiones de Chile (hereinafter “BCI Chile”), in which, as a minority shareholder with a 4.06 percent participation in BCI Chile, it stated its intention to sell up to 50.0 percent of said shares.

Credicorp undertook not to sell the remaining 50.0 percent of its shares in BCI Chile during the period of 180 calendar days subsequent to the expiry date of the preferred option of BCI Chile which forms part of the applicable regulations in Chile. The preferred subscription period began on March 21, 2016.

Accordingly, on April 22, 2016, Credicorp sold 50.0 percent of the shares which it held in BCI Chile (2,248,593 shares) through Credicorp Capital Corredores de Bolsa, at a price of CLP 27,500 (US$41.6) per share, generating cash for approximately US$94.0 million, equivalent to S/302 million. Said sale generated a profit of approximately S/124.7 million.

At December 31, 2016 the net unrealized gain on listed securities arises mainly from shares in Edelnor S.A.A., Alicorp S.A.A., Banco de Crédito e Inversiones de Chile (BCI Chile), and Inversiones Centenario S.A.A. and totaled S/141.6 million, S/109.4 million, S/81.2 million and S/166.5 million, respectively (S/93.0 million, S/70.6 million, S/236.1 million and S/285.1 million, respectively, at December 31, 2015).

b)	Held-to-maturity Investments consist of the following:

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	S/(000)	S/(000)	S/(000)	S/(000)

Peruvian sovereign bonds	4,016,340	4,099,001	2,293,048	2,163,815
Bonds of foreign governements	333,133	336,397	314,247	293,892
Peruvian treasury bonds	234,884	240,166	759,737	730,035
Corporate bonds	277,998	284,028	-	-
Certificates of payment on work progress (CRPAO for its Spanish acronym) (*)	154,449	154,496	135,550	132,955
	5,016,804	5,114,088	3,502,582	3,320,697
Accrued interest	101,616	101,616	79,547	79,547
Total	5,118,420	5,215,704	3,582,129	3,400,244

At December 31, 2016, these investments have maturities between August 2017 and February 2042, accruing interest at an annual effective interest rate between 1.87 percent and 7.12 percent on bonds denominated in soles and between 0.47 percent and 6.03 percent on bonds in U.S. dollar (at December 31, 2015 they show maturities between August 2017 and February 2042, bearing interest at an effective annual interest rate of 4.50 and 7.80 percent on bonds denominated in Peruvian soles and between 1.82 percent and 5.40 percent per year on bonds in U.S. dollars).

At December 31, 2016 and 2015, Credicorp Management has determined that the difference between amortized cost and fair value of held-to-maturity investment is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

At December 31, 2016 the Group has entered into repurchase agreements transactions over corporate, multilateral development banks and foreign government bonds accounted for as available-for-sale investments for an estimated fair value of S/1,763.6 million (S/2,015.9 million at December 31, 2015), of which the related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statement of financial position, see note 5(c).

Also, at December 31, 2016, the Group maintains repurchase agreements transactions over held-to-maturity investments for an estimated fair value of S/2,061.6 million (S/1,989.8 million at December 31, 2015) as described in paragraph above. The related liability is presented in “Payables from repurchase agreements and security lendings” of the consolidated statement of financial position, see note 5(c).

(*)	At December 31, 2016, 249 certificates of Annual Recognition of Payment for Work Progress (CRPAO from Spanish acronym) issued by the Government of Peru to finance projects and concessions, said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the works undertaken. The investment in CRPAOs amounts to S/154.4 million with maturities between January 2017 and April 2026, accruing interest at an annual effective rate between 3.01 percent and 6.02 percent.

c)	The table below shows the balance of investments, by maturity groupings,before accrued interest:

	2016
	Trading	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Until 3 months	341,995	1,260,163	17,655
From 3 months to 1 year	1,723,578	2,835,467	807,319
From 1 to 3 years	1,166,274	2,930,790	956,812
From 3 to 5 years	329,590	1,361,623	1,082,244
Over 5 years	324,417	7,519,714	2,152,774
Without maturity	126,330	2,620,155	-
Total	4,012,184	18,527,912	5,016,804

	2015
	Trading	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Up to 3 months	929,653	2,743,417	4,926
From 3 months to 1 year	495,297	2,250,354	14,548
From 1 to 3 years	322,577	2,673,775	803,179
From 3 to 5 years	210,752	1,422,860	1,570,776
Over 5 years	257,753	6,731,968	1,109,153
Without maturity	104,460	2,779,534	-
	2,320,492	18,601,908	3,502,582

7	LOANS, NET

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Direct loans
Loans	71,792,562	67,034,751
Leasing receivables	8,302,898	9,574,964
Credit card	7,036,975	6,954,298
Discounted notes	1,921,403	1,794,928
Factoring receivables	1,428,571	1,261,516
Advances and overdrafts in current account	151,613	75,220
Refinanced loans	844,830	769,309
Restructured loans	126	-
Total direct loans	91,478,978	87,464,986

Internal overdue loans and under legal collection loans	2,620,411	2,311,242
	94,099,389	89,776,228
Add (less) -
Accrued interests	784,391	744,652
Unearned interests	(114,879)	(192,381)
Total direct loans	94,768,901	90,328,499
Allowance for loan losses (d)	(4,207,133)	(3,840,337)
Total direct loans, net	90,561,768	86,488,162

Indirect loans, note 21(a)	19,831,985	19,004,680

b)	Direct loans by class are as follows:

	2016	2015
	S/(000)	S/(000)

Commercial loans	54,133,871	53,852,207
Residential mortgage loans	14,495,454	13,258,992
Consumer loans	12,518,436	13,878,711
Micro-business loans	12,951,628	8,786,318
Total	94,099,389	89,776,228

c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2016
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	1,197,713	173,879	1,372,099	1,288,528	4,032,219
Provision, net of recoveries	25,567	26,845	538,233	1,194,850	1,785,495
Recovery of written-off loans	219,986	814	50,588	6,326	277,714
Loan portfolio written-off	(143,871)	(7,877)	(606,546)	(853,844)	(1,612,138)
Exchange difference and others	(63,425)	(276)	(1,206)	(1,691)	(66,598)
Balances at the end of the period (*)	1,235,970	193,385	1,353,168	1,634,169	4,416,692

	2015
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	556,270	165,138	1,124,072	1,256,616	3,102,096
Provision, net of recoveries	732,834	(321)	512,052	636,333	1,880,898
Recovery of written-off loans	157,790	362	7,333	5,794	171,279
Loan portfolio written-off	(341,067)	(4,936)	(403,993)	(721,326)	(1,471,322)
Exchange difference and others	91,886	13,636	132,635	111,111	349,268
Balances at the end of the period (*)	1,197,713	173,879	1,372,099	1,288,528	4,032,219

	2014
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	448,435	144,571	865,469	927,483	2,385,958
Provision, net of recoveries	357,283	4,903	427,214	926,409	1,715,809
Recovery of written-off loans	65,827	13,029	43,297	76,180	198,333
Loan portfolio written-off	(334,571)	(6,270)	(220,072)	(711,305)	(1,272,218)
Exchange difference and others	19,296	8,905	8,164	37,849	74,214
Balances at the end of the period (*)	556,270	165,138	1,124,072	1,256,616	3,102,096

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately S/4,207.1 million and S/209.6 million, respectively, at December 31, 2016 (approximately S/3,840.3 million and S/191.9 million and S/2,986.9 million and S/115.2 million, respectively, at December 31, 2015 and 2014). The allowance for indirect loan losses is included in “Other liabilities” of the consolidated statement of financial position, note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2016, 2015 and 2014 has been established in accordance with IAS 39 and is sufficient to cover incurred losses on the loan portfolio.

e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

f)	The table below shows the direct gross loan portfolio at December 31, 2016 and 2015 by maturity based on the remaining period to repayment due date:

	2016	2015
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	35,455,309	29,952,566
From 1 to 3 years	19,214,591	18,575,278
From 3 to 5 years	11,907,513	9,045,440
Over 5 years	24,901,565	29,891,702
	91,478,978	87,464,986
Internal overdue loans -
Overdue 90 days	539,947	588,385
Overdue 90 days or more	2,080,464	1,722,857
	2,620,411	2,311,242

	94,099,389	89,776,228

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues unit-linked life insurance contracts whereby the policyholder takes the investment risk on the assets held in the unit linked funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

For 2016, the profit resulting from the difference between cost and estimated fair value for these financial assets amounted to approximately S/51.7 million (loss of S/33.5 million and S/4.1 million, respectively, for 2015 and 2014) and is shown in “Net income on financial assets designated at fair value through profit or loss” of the consolidated statements of income (“net loss on financial assets designated at fair value through profit or loss”). The offsetting of this effect is included in gross premiums which are part of “Net premiums earned” of the consolidated statement of income, see note 24.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2016 and 2015, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/643.2 million and S/648.0 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	457,189	468,137	578,722
Reported claims of premiums ceded, note 25	145,498	119,894	96,872
Premiums ceded unearned during the year, note 24 (a)(**)	(9,139)	6,835	(35,351)
Premiums assumed	72,448	180,321	30,607
Settled claims of premiums ceded by facultative contracts	(90,550)	(125,156)	(41,934)
Collections and others, net	(121,259)	(192,842)	(160,535)
Transfers to non-current assets classified as held for sale	-	-	(244)
Balances at the end of the period	454,187	457,189	468,137

Accounts receivable as of December 31, 2016 and 2015, include S/139.4 million and S/145.0 million, respectively, which correspond to the unearned portion of the premiums ceded to the reinsurers.

Payables:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	241,847	220,910	232,497
Premiums ceded for automatic contracts (mainly excess of loss), note 24 (a)(**)	201,892	145,618	143,041
Premiums ceded to reinsurers in facultative contracts, note 24 (a)(**)	292,555	331,329	314,624
Coinsurance granted	5,965	5,999	32,866
Payments and other, net	(508,367)	(462,009)	(502,118)
Balances at the end of the period	233,892	241,847	220,910

Accounts payable to reinsurers are primarily related to the proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the covered period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2016, 2015, and 2014 was as follows:

	Lands	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2016	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	397,995	1,128,325	509,230	487,573	587,748	155,390	189,181	3,455,442	3,447,017	3,251,142
Business combination, note 2(d)(i)	-	-	-	-	-	-	-	-	-	144,523
Additions	10,637	13,097	8,746	20,382	19,136	5,632	32,521	110,151	148,426	301,734
Transfers	2,956	4,798	85,575	907	9,249	17,636	(121,121)	-	-	-
Disposals and others	(9,524)	(30,684)	(22,704)	(12,505)	(57,231)	(11,627)	(11,949)	(156,224)	(140,001)	(250,382)
Balance as of December 31	402,064	1,115,536	580,847	496,357	558,902	167,031	88,632	3,409,369	3,455,442	3,447,017

Accumulated depreciation -
Balance as of January 1	-	566,870	362,035	291,178	466,092	97,826	-	1,784,001	1,671,575	1,545,071
Depreciation for the year	-	31,286	42,295	33,177	58,429	17,658	-	182,845	177,623	178,870
Disposals and others	-	(20,698)	(6,845)	(12,999)	(58,921)	(9,717)	-	(109,180)	(65,197)	(52,366)
Balance as of December 31	-	577,458	397,485	311,356	465,600	105,767	-	1,857,666	1,784,001	1,671,575

Net carrying amount	402,064	538,078	183,362	185,001	93,302	61,264	88,632	1,551,703	1,671,441	1,775,442

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During 2016 and 2015 Credicorp and its Subsidiaries, as part of its annual infrastructure investing, has made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies and administrative offices. Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2016 and 2015 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2016, 2015 and 2014 is as follows:

Description	Client relationships	Rights of use	Brand name	Fund manager contract	Core deposits intangible	Software and developments	Intagible in progress	Other	2016	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	404,001	55,900	259,621	96,724	21,100	1,429,482	217,554	27,732	2,512,114	2,329,549	1,976,789
Additions	-	-	-	-	-	95,862	181,484	-	277,346	276,564	246,882
Business combination, note 2(d)(i)	-	-	-	-	-	-	-	-	-	-	307,838
Transfers	-	-	-	-	-	96,291	(96,291)	-	-	(3,299)	-
Transfers to non-current assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	(147,470)
Disposals and others	2,185	-	2,094	3,884	-	(7,297)	-	(891)	(25)	(90,700)	(54,490)
Balances at December 31	406,186	55,900	261,715	100,608	21,100	1,614,338	302,747	26,841	2,789,435	2,512,114	2,329,549

Accumulated depreciation -
Balance at January 1	162,922	48,447	68,046	5,277	5,197	925,584	-	27,370	1,242,843	1,043,886	826,286
Depreciation of the year	30,296	7,453	17,007	671	3,517	165,272	-	-	224,216	218,874	254,917
Transfers to non-current assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	(26,181)
Disposals and others	(2,864)	-	1,338	(105)	967	(972)	-	(529)	(2,165)	(19,917)	(11,136)
Balance at December 31	190,354	55,900	86,391	5,843	9,681	1,089,884	-	26,841	1,464,894	1,242,843	1,043,886

Net carrying amount	215,832	-	175,324	94,765	11,419	524,454	302,747	-	1,324,541	1,269,271	1,285,663

At December 31, 2016 and 2015 additions were related to the implementation of a technological platform, which is used for the administration of the insurance segment of the group, and to develop applications related to basic information of clients, implementation of treasury solutions among others.

(i)	Client relationships -

This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	119,367	124,476
Inversiones IMT S.A. - IM Trust	26,438	27,244
Credicorp Capital Colombia S.A.	13,751	15,960
Edyficar	5,155	6,974
Mibanco	51,121	66,425
Net carrying amount	215,832	241,079

(ii)	Brand name -

This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Mibanco	151,923	159,683
Credicorp Capital Colombia S.A.	13,460	18,325
Inversiones IMT S.A. - IM Trust	9,941	13,567
Net carrying amount	175,324	191,575

(iii)	Fund manager contract

This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Credicorp Capital Colombia S.A.	49,287	47,791
Inversiones IMT S.A. - IM Trust	45,478	43,656
Net carrying amount	94,765	91,447

Management has assessed at each reporting date that there was no indication that client relationships, rights of use, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2016	2015
	S/(000)	S/(000)

Edyficar y Mibanco	273,694	273,694
Prima AFP – AFP Unión Vida	124,640	124,640
Credicorp Capital Colombia S.A.	80,022	76,393
Banco de Crédito del Perú	52,359	52,359
Inversiones IMT S.A. – IM Trust	39,284	37,764
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	36,355	36,355
Atlantic Security Holding Corporation	29,795	29,795
Fiduciaria Colseguros	-	426
Net carrying amount	636,149	631,426

The recoverable amount of all CGU has been determined based on calculations of fair value less selling costs, determined by discounting the future cash flows expected to be generated from the continuing use of the CGU.

Balances of goodwill from IM Trust S.A. and Correval are impacted by the volatility of the exchange rate of the local currency of the countries in which they operate against the exchange rate of Grupo Credicorp’s functional currency.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2016 and 2015:

	At December 31, 2016
Description	Terminal value growth rate	Discount rate
	%	%

Inversiones IMT S.A. – IM Trust	5.25	12.41
Mibanco	3.00	12.48
Prima AFP – AFP Unión Vida	1.20	8.73
Credicorp Capital Colombia S.A.	3.80	13.44
Banco de Crédito del Perú	5.00	12.48
El Pacífico Peruano – Suiza Compañía de Seguros y Reaseguros	5.00	11.66
Atlantic Security Bank	2.00	11.17

	At December 31, 2015
Description	Terminal value growth rate	Discount rate
	%	%

Inversiones IMT S.A. - IM Trust	5.25	12.94
Mibanco	5.00	14.94
Prima AFP - AFP Unión Vida	1.20	9.92
Credicorp Capital Colombia S.A.	3.80	13.77
Banco de Crédito del Perú	4.70	13.85
El Pacífico Peruano - Suiza Compañía de Seguros y Reaseguros	5.00	10.23
Atlantic Security Bank	2.00	10.97

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on past performance and management’s expectations of market development. A long-term growth rate into perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the risks specific to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market risk specific premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

During the years 2015 and 2014, the Group recorded a gross impairment loss amounting to S/82.4 million and S/92.6 million at December 31, 2015 and 2014, respectively, as a result of the assessment of the recoverable amount of “IM Trust”, amounting to S/234.3 million and S/306.1 million at December 31, 2015 and 2014, respectively, which decreased in relation to prior years given the lower revenues generated against those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform in Chile.

The key assumptions described above may change as economic and market conditions change. The Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGU to decline below their carrying amount.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables	1,240,632	1,660,021
Derivatives receivable (b)	942,602	1,475,516
Operations in process (c)	45,450	109,768
	2,228,684	3,245,305

Non-financial instruments:
Deferred income tax asset, note 19(c)	506,044	524,620
Investment in associates (e)	699,724	630,739
Investment properties, net (f)	504,927	421,133
Deferred fees	504,445	377,103
Income tax prepayments, net	357,149	220,672
VAT (IGV) tax credit	41,140	192,391
Seized assets, net	73,466	24,666
Others	13,334	12,670
Total	2,700,229	2,403,994
	4,928,913	5,649,299

Other liabilities -
Financial instruments:
Accounts payable	1,512,804	1,349,002
Derivatives payable (b)	673,015	942,521
Salaries and other personnel expenses	681,853	605,196
Allowance for indirect loan losses, note 7(d)	209,559	191,882
Put options on non-controlling interest, note 2(a)	-	486,068
Operations in process (c)	136,764	75,415
	3,213,995	3,650,084
Non-financial instruments:
Taxes	286,504	415,501
Deferred income tax, note 19(c)	172,641	138,886
Provision for sundry risks (d)	296,339	196,261
Others	150,587	221,366
	906,071	972,014
Total	4,120,066	4,622,098

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows at December 31, 2016 and 2015 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their nominal amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured.

		2016				2015				2016 y 2015
	Note	Assets	Liabilities	Nominal amount	Maturity	Assets	Liabilities	Nominal amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading (i) -
Forward foreign exchange contracts		73,722	55,437	9,313,965	Between January 2017 and June 2020	92,132	178,056	11,472,027	Between January 2016 and March 2017	-
Interest rate swaps		87,872	55,927	25,900,896	Between January 2017 and December 2031	56,424	58,587	8,393,724	Between January 2016 and December 2031	-
Currency swaps		428,928	490,475	7,518,170	Between January 2017 and December 2026	839,087	625,687	16,586,466	Between January 2016 and December 2025	-
Forward foreign exchange contracts		21,490	17,202	2,747,601	Between January 2017 and December 2017	10,072	24,371	2,135,684	Between January 2016 and December 2016	-
		612,012	619,041	45,480,632		997,715	886,701	38,587,901
Derivatives held as hedges
Cash flow hedges (ii) -
Interest rate swaps (IRS)	15(a)(i)(*)	1,384	-	318,820	Between April 2017 and September 2018	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(**)	-	218	335,600	January 2018	401	-	341,100	January 2018	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(***)	1,614	-	335,600	March 2018	180	-	170,550	October 2016	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(****)	-	-	-	-	127	-	102,330	October 2016	Debt to banks
Interest rate swaps (IRS)	15(a)(i)(*****)	-	-	-	-	174	-	170,550	October 2016	Debt to banks
Interest rate swaps (IRS)	17(a)(iii)	-	2,736	179,231	October 2017	-	18,604	465,394	Between March 2016 and October 2017	Notes issued
Interest rate swaps (IRS)	5(c)(*)	3,140	294	503,400	Between March 2019 and December 2019	3,256	594	511,650	Between March 2019 and December 2019	Repurchase agreements
Cross currency swaps (CCS)	17(a)(xi)	-	25,387	1,006,800	October 2019	-	-	-	-	Bonds issued
Cross currency swaps (CCS)	5(c)(***)	35,158	-	234,920	August 2020	47,217	-	238,770	August 2020	Repurchase agreements
Cross currency swaps (CCS)	5(c)(****)	-	6,871	151,020	August 2026	-	-	-	-	Repurchase agreements
Cross currency swaps (CCS)	5(c)(*****)	1,154	-	83,900	August 2026	-	-	-	-	Repurchase agreements
Cross currency swaps (CCS)	6(a)	16,537	9,483	236,335	Between January 2017 and September 2024	16,531	17,869	235,078	Between January 2017 and September 2024	Available-for-sale investments
Cross currency swaps (CCS)	6(a)	1,289	7,588	167,800	Between January 2017 and March 2019	-	13,598	170,550	Between January 2017 and March 2019	Available-for-sale investments
Cross currency swaps and interest rate swaps (CCS and IRS)	5(c)(**)	54,103	-	268,480	August 2020	69,647	-	272,880	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	17(a)	212,162	-	8,196,765	Between September 2020 and April 2023	339,435	-	8,331,098	Between September 2020 and April 2023	Bonds issued
Interest rate swaps (IRS)	6(a)	4,049	1,397	760,315	Between January 2017 and October 2023	833	5,155	819,677	Between January 2017 and May 2023	Available-for-sale investments
		330,590	53,974	12,778,986		477,801	55,820	11,829,627
		942,602	673,015	58,259,618		1,475,516	942,521	50,417,528

(i)	Held-for-trading derivatives are principally negotiated to satisfy client’s needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IAS 39 hedging accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	At December 31, 2016						At December 31, 2015
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Forward foreign exchange contracts	58,168	12,737	2,040	777	-	73,722	54,900	35,983	1,249	-	-	92,132
Interest rate swaps	6,763	9,480	18,550	9,591	43,488	87,872	89	1,947	14,990	4,322	35,076	56,424
Cross currency swaps	751	20,029	87,300	212,990	107,858	428,928	220,815	24,947	56,615	306,370	230,340	839,087
Foreign exchange options	9,827	11,663	-	-	-	21,490	6,448	3,624	-	-	-	10,072
Total assets	75,509	53,909	107,890	223,358	151,346	612,012	282,252	66,501	72,854	310,692	265,416	997,715

	At December 31, 2016						At December 31, 2015
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total

Forward foreign exchange contracts	46,721	8,661	43	12	-	55,437	121,930	55,135	991	-	-	178,056
Interest rate swaps	4,226	8,236	17,749	4,300	21,416	55,927	435	3,379	10,677	7,550	36,546	58,587
Cross currency swaps	64,023	37,626	133,530	178,979	76,317	490,475	17,092	22,097	191,597	287,496	107,405	625,687
Foreign exchange options	4,564	12,638	-	-	-	17,202	12,531	11,840	-	-	-	24,371
Total liabilities	119,534	67,161	151,322	183,291	97,733	619,041	151,988	92,451	203,265	295,046	143,951	886,701

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or which bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	At December 31, 2016
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cash inflows (assets)	524,775	2,549,873	836,116	294,889	4,205,653
Cash outflows (liabilities)	(578,526)	(2,575,723)	(732,108)	(255,205)	(4,141,562)
Consolidated statement of income	(1,437)	4,863	6,704	1,383	11,513

	At December 31, 2015
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cash inflows (assets)	786,445	761,822	1,349,653	114,973	3,012,893
Cash outflows (liabilities)	(807,161)	(779,061)	(1,216,438)	(113,301)	(2,915,961)
Consolidated statement of income	4,104	3,186	18,544	(1,484)	24,350

At December 31, 2016 the accumulated balance of the net unrealized loss from the cash flow hedges is included as other comprehensive income in “Cash flow hedge reserves” and results from the current hedges, which have an unrealized profit for approximately S/11.5 million, and from the revoked hedges, which have an unrealized profit for approximately S/13.1 million (unrealized profit for approximately S/24.4 million and S/20.7 million from current and revoked hedges, respectively at December 31, 2015), which is being recognized in the consolidated statemen of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is shown in note 18(c).

c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made at the end of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. These transactions do not affect the Group’s consolidated net income.

d)	The movement of the provision for sundry risks for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	196,261	158,013	107,174
Provision, note 28	28,093	38,248	70,094
Business combination, note 2(a)	-	-	44,003
Increase (decreases)	71,985	-	(63,258)
Balances	296,339	196,261	158,013

Due to the nature of its business, the Group has some pending legal claims for which it records a provision when, in the opinion of Management and its in-house legal advisors, they will result in an additional liability and such amount can be reliably estimated. Regarding legal claims against the Group which have not been provided for, in the opinion of Management and its in-house legal advisors, they will not have a material effect on the Group’s consolidated financial statements.

e)	At December 31, 2016 and 2015, Credicorp’s principal associate is Pacífico EPS. (See note 13), the balance of which at said dates amounts to S/490.1 million and S/483.3 million, respectively.

At December 31, 2014 Credicorp, through its subsidiary Grupo Crédito, signed a share purchase agreement with Willis Europe BV, by which the latter acquired the total number of Grupo Crédito’s shares in Willis Perú held by Grupo Crédito S.A., which was equivalent to 49.9% of the total shares of said company. This transfer was made effective on August 18, 2015, with the payment of US$3.5 million, and did not have significant effects on the Group’s consolidated financial statements.

f)	Investment properties -

The movement of cost and accumulated depreciation of investment properties is as follows:

	2016			2015
	Own assets

	Lands	Building	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	205,926	256,514	462,440	351,193
Additions	83,506	4,680	88,186	66,237
Transfers	-	-	-	46,242
Sales	-	-	-	-
Disposals and other	-	(20)	(20)	(1,232)

Balance at December 31	289,432	261,174	550,606	462,440

Accumulated depreciation
Balance at January 1	-	41,307	41,307	37,217
Depreciation for the year	-	4,369	4,369	4,409
Disposals and other	-	3	3	(319)
Balance at December 31	-	45,679	45,679	41,307

Net carrying amount	289,432	215,495	504,927	421,133

Land and its buildings are mainly used for rental of offices. Said property is free of all encumbrances. Among the most important buildings are those managed by Pacifico Vida.

During the period 2016, in order to consolidate the real estate projects, mainly of offices, the subsidiary Pacífico Vida carried out constructions and acquired a plot of land located at Av. Nicolas Dueñas 475, Cercado de Lima for an amount of approximately S/21.9 million and another located in Ex-Fundo Marquez, in the vicinity of KM 14.6 of Av. Coronel Nestor Gambeta, Callao for an amount of approximately S/60.9 million. In 2015, the main acquisition was the building namely “Nissan” of Pacífico Vida, located in the District of Surquillo.

13	AGREEMENT BETWEEN EL PACIFICO PERUANO SUIZA AND BANMÉDICA

With effect from January 1, 2015 due to the agreement signed on December 30, 2014, Credicorp, through its subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros (hereinafter “PPS”) lost control over Pacífico EPS, the latter becoming its associate. See note 2(e).

The agreement had two basic parts: (i) healthcare plans and medical services in Peru, implemented by Pacífico EPS and (ii) the health insurance business, part of a line of business of Credicorp, through its subsidiary PPS.

(i)	For healthcare plans and medical services, both parties have agreed to develop them in Peru, only and exclusively through Pacífico EPS and its subsidiaries. Therefore, Banmédica contributed to Pacífico EPS, at fair values, their Peruvian subsidiaries Clínica San Felipe S.A. and Laboratorios Roe S.A., (measured at fair value) plus an additional payment of US$32.0 million in cash to obtain 50 percent interest in the capital stock of Pacífico EPS. As a result of that transaction, Credicorp recorded a gain which is not significant to the consolidated financial statements taken as a whole.

Although both parties have the same number of members on the Board, which governs the relevant activities of Pacífico EPS, in case of a tied vote, the Chairman of the Board (who is appointed by Banmédica) has the casting vote. Therefore, in accordance with IFRS, Credicorp transferred the control of Pacífico EPS to Banmédica, which will direct the relevant activities of Pacífico EPS. As a result, with effect from January 2015, Pacífico EPS became an associate of Credicorp.

For the year ended December 31, 2014, results of operations of Pacífico EPS included in the consolidated statement of income are as follows:

Income and expenses	2014
S/000

Net premiums earned	754,412
Net services	116,375
Net claims incurred and commission expenses for health
insurance contracts	(653,637)
Gross income	217,150
Finance income	1,508
Finance costs	(9,077)
Others, net	(190,643)
Profit before exchange difference and income tax	18,938
Exchange difference	(1,976)
Income tax	(6,519)
Net profit for the year	10,443

Balances of the statement of cash flows	2014
S/000

Cash flows from operating activities	(265)
Cash flows from investing activities	(21,325)
Cash flows from financing activities	37,379

Net increase in cash and cash equivalents	15,789
Cash and cash equivalents at beginning of year	49,951
Escrow deposits	7,819
Cash and cash equivalents at end of year	73,559

(ii)	For the health insurance business, which represents one of the main business activities performed by PPS, Banmédica paid US$25.0 million in cash to PPS, obtaining 50 percent of the results related to this business line (health insurance business in Peru). The distributable income will be shared in equal parts (50 percent) and will be determined based on a formula agreed by both parties in the respective contract. PPS will contribute the management of the business and Banmédica will contribute the business plan each year, which contains, among others, business strategies in technical, economic, technological and financial terms.

14	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Current accounts	28,506,270	28,499,990
Time deposits (c)	22,531,305	25,999,186
Saving accounts	26,684,134	24,904,565
Severance indemnity deposits	7,117,685	7,183,421
Bank’s negotiable certificates	743,726	1,720,800
Total	85,583,120	88,307,962
Interest payable	333,267	298,671
Total	85,916,387	88,606,633

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according with its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2016	2015
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	24,718,582	23,324,797
In other countries	3,366,109	4,724,273
	28,084,691	28,049,070

Interest-bearing -
In Peru	52,472,191	53,630,904
In other countries	5,026,238	6,627,988
	57,498,429	60,258,892

Total	85,583,120	88,307,962

c)	The balance of time deposits classified by maturity is as follows:

	2016	2015
	S/(000)	S/(000)

Up to 3 months	11,017,649	14,493,389
From 3 months to 1 year	6,614,180	7,204,555
From 1 to 3 years	2,770,452	2,505,630
From 3 to 5 years	777,729	700,663
Over 5 years	1,351,295	1,094,949
Total	22,531,305	25,999,186

As of December 31, 2016 and 2015 Management considers the Group’s deposits and obligations are diversified with no significant concentrations.

At December 31, 2016 and 2015, of the total balance of deposits and obligations in Peru, approximately S/28,239.3 million and S/26,812.6 million are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum coverage recognized by “Fondo de Seguro de Depósitos” totaled S/97,644.0 and S/96,246.0, respectively.

15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

International funds and others (i)	5,253,826	5,569,602
Promotional credit lines (ii)	1,793,205	1,721,136
Inter-bank funds	408,153	446,000
	7,455,184	7,736,738
Interest payable	38,732	25,759
Total	7,493,916	7,762,497

(i)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Bank of Montreal Canada	805,440	-
Wells Fargo Bank NY (*)	788,660	392,265
Corporación Financiera de Desarrollo (COFIDE)	456,246	230,072
Canadian Imperial Bank of Commerce Toronto	335,600	426,375
Bank of New York Mellon NY	335,600	477,540
Citibank N.A.	385,940	226,400
Bank of America (**)	335,426	340,760
JP Morgan and Chase NY (***)	335,204	170,338
HSBC Bank	295,328	377,347
Banco de Desarrollo de America Latina CAF	247,013	-
International Finance Corporation IFC	191,142	152,092
Banco Consorcio	103,969	-
Deutsche Bank	83,900	324,045
Scotiabank Perú S.A.A	80,722	100,000
Comunidad Andina de Fomento - CAF	-	387,785
Sumitomo Mitsui Banking Corp	-	272,880
Standard Chartered Bank (****)	-	245,592
China Development Bank	-	204,001
Bank of Tokyo NY (*****)	-	170,127
Toronto Dominion Bank	-	102,431
Responsability Global Microfinance Fund	-	95,666
Others below S/80 million	473,636	873,886
Total	5,253,826	5,569,602

(*)	At December 31, 2016, the balance includes two variable rate loans obtained in April and June of 2016 for a total of US$95.0 million, equivalent to S/318.8 million, the amounts of which are hedged by two IRS for a nominal amount with equal principal and maturity, see note 12(b). By means of the IRS, the two loans were economically converted to a fixed rate loan.

(**)	At December 31, 2016 the variable rate obtained in December 2015 for US$100.0 million, equivalent to S/335.6 million (S/335.4 million net of its transaction cost) is hedged with an interest rate swap (IRS) for an amount equal to the principal and same maturity date, see note12(b). (US$100.0 million, S/341.1 million and S/340.8 million, respectively, at December 31, 2015). By means of the IRS, said loan was economically converted to a fixed rate loan.

(***)	At December 31, 2016, the variable rate loan obtained in February 2016 for US$100.0 million, equivalent to S/335.6 million (S/335.2 million, net of its transaction cost) is hedged with an IRS for a nominal amount equal to the principal and same maturity date, see note 12(b); by means of the IRS, said loan was economically converted to a fixed-rate loan.

At December 31, 2015, the variable rate loan obtained in September 2014 for US$50.0 million, equivalent to S/170.6 million (S/170.3 million net of its transaction cost) matured in October 2016, see note 12(b).

(****)	At December 31, 2015, the balance includes a variable rate loan for US$30.0 million, equivalent to S/102.3 million, which matured in October 2016, see note 12(b). By means of the IRS, said loan was economically converted to a fixed rate loan.

(*****)	At December 31, 2015, the variable rate loan for US$50.0 million, equivalent to S/170.6 million (S/170.1 million net of its transaction cost), which matured in October 2016, see not 12(b). By means of the IRS, said loan was economically converted to a fixed rate loan.

At December 31, 2016, loans have maturities between January 2017 and December 2031 (between January 2016 and December 2035 at December 31, 2015) and bear interest at rates that vary between 0.44 percent and 11.43 percent (between 0.62 and 8.00 percent at December 31, 2015).

(ii)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronym, respectively) to promote the development of Peru, they have maturities between January 2017 and January 2022 at annual interest rates varying between 6.00 percent and 7.75 percent at December 31, 2016 (between August 2016 and December 2035 and with annual interest rates ranging between 6.00 and 7.75 percent at December 31, 2015). These credit lines are secured by a loan portfolio totaling S/1,793.2 million and S/1,721.1 million at December 31, 2016 and December 31, 2015, respectively.

Some due to banks and correspondents include standard covenants related to financial ratios, use of funds and other administrative matters, which, in Management’s opinion, do not limit the Group’s operations and it has fully complied with them as of the dates of the consolidated financial statements.

b)	The table below shows maturities of due to banks and correspondents at December 31, 2016 and 2015 based on the remaining period to the maturity date:

	2016	2015
	S/(000)	S/(000)

Up to 3 months	2,801,499	1,881,200
From 3 months to 1 year	1,536,609	3,055,071
From 1 to 3 years	1,214,848	1,286,206
From 3 to 5 years	554,600	329,832
Over 5 years	1,347,628	1,184,429
Total	7,455,184	7,736,738

c)	At December 31, 2016 and 2015, lines of credit granted by several local and foreign financial institutions, available for future operating activities amounted to S/7,047.0 million and S/7,291.4 million, respectively.

16	INSURANCE CLAIMS RESERVES, TECHNICAL RESERVES AND PAYABLES FROM HEALTHCARE

a)	This item consists of the following:

	2016
	Claims reserves		Technical reserves (*)	Total
	Direct	Assumed
	S/(000)	S/(000)	S/(000)	S/(000)

Life insurance	551,516	-	5,128,974	5,680,490
Health insurance	325,748	-	574,435	900,183
Health insurance	60,733	-	144,783	205,516
Total	937,997	-	5,848,192	6,786,189

	2015
	Claims reserves		Technical reserves (*)	Total
	Direct	Assumed
	S/(000)	S/(000)	S/(000)	S/(000)

Life insurance	478,960	-	4,755,154	5,234,114
Health insurance	335,818	-	582,453	918,271
Health insurance	64,896	-	144,346	209,242
Total	879,674	-	5,481,953	6,361,627

(*)	At December 31, 2016, the life insurance technical reserves include the mathematic reserves of life annuities amounting to S/3,908.3 million (S/3,692.4 million a December 31, 2015).

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, see note 9.

At December 31, 2016, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/231.4, S/9.1 and S/41.1 million, respectively (S/189.6, S/16.8 and S/45.7 million, respectively, at December 31, 2015).

At December 31, 2016 and in previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2016 and 2015.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2016 and 2015:

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	478,960	335,818	64,896	879,674
Claims, note 25	618,274	351,227	274,902	1,244,403
Payments	(544,934)	(385,621)	(243,847)	(1,174,402)
Exchange difference	(784)	24,324	(35,218)	(11,678)
Ending balance	551,516	325,748	60,733	937,997

	2015
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	345,812	371,746	63,309	780,867
Claims, note 25	546,645	341,470	263,438	1,151,553
Payments	(423,057)	(416,649)	(266,107)	(1,105,813)
Exchange difference	9,560	39,251	4,256	53,067
Ending balance	478,960	335,818	64,896	879,674

c)	Technical reserves occurred during the years 2016 and 2015:

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	4,755,154	582,453	144,346	5,481,953
Time course expenses and others	58,778	(24,769)	13,964	47,973
Unearned premium and other technical reserves variation, net	365	(11,578)	9,881	(1,332)
Insurance subscriptions	361,966	-	-	361,966
Payments	-	-	-	-
Exchange difference	(47,289)	28,329	(23,408)	(42,368)
Ending balance	5,128,974	574,435	144,783	5,848,192

	2015
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	3,929,027	561,622	125,543	4,616,192
Unearned premium and other technical reserves variation, net	663,577	(32,811)	13,728	644,494
Insurance subscriptions	-	-	-	-
Payments	(174,735)	-	-	(174,735)
Exchange difference	337,285	53,642	5,075	396,002
Ending balance	4,755,154	582,453	144,346	5,481,953

At December 31, 2016 and 2015 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival annuities and individual life (included unit-linked insurance contracts) reserves as of those dates, were the following:

	At December 31, 2016		At December 31, 2015
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	TAP 2012 and MI 2006	Between 4.21% - 7.69% / Between 2.50% - 5.25%	RV 2009, B2006 and MI 2006	5.00% - 6.03% in US$ 3.56% in soles VAC 5.03% -5.40% adjusted in US$ 5.54% -6.57% adjusted in soles 2.24 – Soles VAC
Disability and survival (*)	B - 85, B – 85 adjusted, MI – 85, B-2006 and MI-2006	4.12 adjusted in dollars 5.53% adjusted in soles 3.00% - 3.4407%	B - 85, B – 85 adjusted, MI – 85, B-2006 and MI-2006	4.12 adjusted in dollars 5.53% adjusted in soles 3.00% - 3.4407%

Regular life and insurance contracts
Unit Linked	CSO 80 adjusted	4.00 – 5.00%	CS0 80 adjusted	4.00% - 5.00% in US$

(*) This item includes retirements for complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2016 and 2015, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival annuities contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	At December 31, 2016			At December 31, 2015
		Variation of the reserve			Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage	Amount of the reserve	Amount	Percentage
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Portfolio in S/- Base amount	508,498	-	-	516,986	-	-
Changes in interest rates: + 100 bps	462,992	(45,506)	(8.95)	470,508	(46,478)	(8.99)
Changes in interest rates: - 100 bps	563,057	54,559	10.73	572,606	55,620	10.76
Changes in Mortality tables to 105%	503,253	(5,245)	(1.03)	510,912	(6,074)	(1.17)
Changes in Mortality tables to 95%	514,003	5,505	1.08	523,401	6,415	1.24

Portfolio in US$- Base amount	2,317,565	-	-	1,312,769	-	-
Changes in interest rates: + 100 bps	2,089,212	(228,352)	(9.85)	1,176,417	(136,352)	(10.39)
Changes in interest rates: - 100 bps	2,591,011	273,447	11.80	1,478,464	165,695	12.62
Changes in Mortality tables to 105%	2,293,403	(24,161)	(1.04)	1,300,244	(12,525)	(0.95)
Changes in Mortality tables to 95%	2,336,095	18,530	0.80	1,326,043	13,274	1.01

17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

	Annual interest rate	Interest payment	Maturity	Issued amount	2016	2015
		%		S/(000)	S/(000)	S/(000)

Senior notes - (i)	5.38	Semi-annual	September 2020	US$800,000	2,755,382	2,832,041
Senior notes - (i)(x)	Between 2.75 and 4.25	Semi-annual	Between January 2018 and April 2023	US$596,455	2,082,913	2,489,795
Senior notes - (ii)	4.25	Semi-annual	April 2023	US$350,000	1,086,997	1,246,995
Senior notes - (xi)	2.25	Semi-annual	October 2019	US$300,000	1,005,955	-

CCR Inc. MMT 100 - Secured notes - (iii)
2006 Series A Floating rate certificates	Libor 1M + 24.0 pb	Monthly	March 2016	US$100,000	-	4,780
2010 Series B Floating rate certificates	Libor 1M + 57.6 pb	Monthly	March 2016	US$100,000	-	8,878
2010 Series C Floating rate certificates	Libor 1M + 44.5 pb	Monthly	July 2017	US$350,000	179,230	425,493
2012 Series A and B Floating rate certificates	Libor 1M + 22.5 pb	Monthly	July 2017	US$150,000	97,884	255,825
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	843,195	997,717
					1,120,309	1,692,693

Corporate bonds -
Second program
Second issuance (Series A) - Edyficar	5.5	Semi-annual	January 2016	S/70,000	-	66,500
Third issuance (Series A and B) – BCP	Between 7.47 and 8.50	Quarterly	Between June and July 2018	S/200,000	200,000	200,000

Third program
First issuance (Series A) - Edyficar	5.28	Semi-annual	November 2016	S/62,108	-	54,972
First issuance (Series A and B) - Mibanco	Between 5.38 and 5.41	Semi-annual	May and July 2017	S/98,800	20,766	51,432
Fourth issuance (Series A) - Mibanco	4.78	Semi-annual	December 2017	S/100,000	91,505	91,235
Fifth issuance (Series A and B) - Mibanco	Between 6.59 and 6.97	Semi-annual	Between January and March 2017	S/84,660	78,815	79,225

Fourth program
Ninth issuance (Series A) - BCP	6.22	Semi-annual	November 2016	S/128,000	-	127,640
Tenth issuance (Series A, B and C) - BCP	Between 5.31 and 7.25	Semi-annual	Between December 2021 and November 2022	S/550,000	549,400	546,360
First issuance (Series A) - Mibanco	6.56	Semi-annual	July 2018	S/100,000	86,950	87,000
First issuance (Series B) - Mibanco	7.16	Semi-annual	June 2019	S/100,000	85,000	-

Fifth program
First issuance (Series A) - BCP	6.41	Semi-annual	April 2019	S/172,870	172,391	-
First issuance (Series B) - BCP	5.59	Semi-annual	June 2019	S/150,000	150,000	-
First issuance (Series C) - BCP	5.625	Semi-annual	November 2019	S/138,410	138,075	-

Sixth program
Third issuance (Series A) - Mibanco	5.16	Semi-annual	May 2017	S/50,000	46,165	46,200
					1,619,067	1,350,564

	Annual interest rate	Interest payment	Maturity	Issued amount	2016	2015
		%		S/(000)	S/(000)	S/(000)

Subordinated bonds - BCP (iv)	6.13	Semi-annual	April 2027	US$720,000	2,423,720	2,471,995

Subordinated bonds - BCP (v)	6.88	Semi-annual	September 2026	US$350,000	1,194,773	1,230,909

Junior subordinated bonds – BCP (vi)	9.75	Semi-annual	November 2069	US$250,000	851,423	873,100

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	15,000
First issuance (Series A) - PPS	6.97	Quarterly	November 2026	US$60,000	200,655	203,828
First, second and forth issuance (Series A) - Edyficar	Between 6.19 and 8.16	Semi-annual	Between October 2021 and December 2022	S/110,000	109,980	108,391
Forth issuance (Series A, B, C and D) - BCP	Between 6.53 and 8.50	Quarterly	Between February and May 2016	US$113,822	-	388,074
Fifth issuance (Series A and B) - Edyficar	7.75	Semi-annual	July 2024	S/88,009	88,009	88,009
Second program
First issuance (Series A) - Mibanco	8.5	Semi-annual	May 2026	S/100,000	100,000	-

Issuance I - Credit bonds Bolivia	6.25	Semi-annual	August 2028	Bs70,000	34,196	34,857
Issuance II - Credit bonds Bolivia	5.25	Semi-annual	August 2022	Bs137,200	68,180	69,696

					616,020	907,855

Negotiable certificate of deposit - BCP (vii)	7.45	Semi-annual	October 2022	S/483,280	478,837	474,445
Negotiable certificate of deposit - Mibanco	Between 1.8 and 5.9	Annual	Between January 2017 and December 2019	S/2,998	2,998	8,320

Subordinated negotiable certificates - BCP (viii)	6.88	Semi-annual	Between November 2021 and September 2026	US$129,080	412,073	415,408

Leasing bonds
First program (ix)
Sixth issuance (Series A) – BCP	8.72	Quarterly	August 2018	S/100,000	100,000	100,000
					15,750,467	16,094,120
Interest payable					189,136	193,842
Total					15,939,603	16,287,962

At December 31, 2016 the Group holds IRS for a nominal amount totaling US$2,442.4 million, equivalent to S/8,196.8 million (US$2,442.4 million, equivalent to S/8,331.1 million at December 31, 2015), see note 12(b), which were designated as fair value hedges of certain corporate bonds, subordinated bonds and notes denominated in U.S. Dollars at fixed rate; through said IRS, these bonds and notes were economically converted to variable interest rate. .

(i)	The Bank can redeem these notes in whole or in a part at any time, with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity or redemption of the bonds.

(ii)	The Bank can redeem these notes in whole or in part at any time, with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 50 basis points. Payment of principal will take place at the date of maturity or redemption.

(iii)	All issuances are secured by the collection of BCP's (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

At December 31, 2016, cash flows of issuances in 2010 with series "C", which are subject to variable interest rates, have been hedged using IRS designated as fair value hedges for a nominal amount of S/179.2 million (S/465.4 million as of December 31, 2015), see note 12(b); through IRS, said issuances were economically converted to a fixed interest rate.

(iv)	From April 24, 2022, the Bank will pay a floating interest rate of 3 month Libor plus 704.3 basis points. Between April 24, 2017 and April 24, 2022, the Group may redeem all or part of the subordinated notes with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 50 basis points. Additionally, from April 25, 2022 or at any later date of coupon payment, the Bank will be able to redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

In January 2014, the Bank, through its Panama Branch increased the issue of its subordinated bonds by an amount of US$200.0 million in the international market, as occurred in April 2013, when it carried out a first increase for an amount of US$170.0 million, with the same characteristics of the issue made in April 2012 for US$350.0 million.

(v)	From September 16, 2021, the interest rate becomes a floating rate of 3 month Libor plus 770.8 basis points. Between September 16, 2016 and September 15, 2021, the Group may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, the Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(vi)	In November 2019, interest rate will become a variable rate of three month Libor plus 816.7 basis points. On that date and on any interest payment date the Bank can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or upon redemption.

This issuance, as authorized by the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees.

(vii)	In October 2017, the interest rate will become a variable rate, fixed as the average of at least three valuations of the internal rate of return for sovereign bonds issued by the Peruvian Government (with maturity in 2037), plus 150 basis points, with semiannual payments. From said date, the Group can redeem 100 percent of the certificates, without penalties. Payment of principal will take place at the date of maturity of bonds (October 2022) or upon redemption.

(viii)	Until October 2016, said certificates bore interest at the fixed rate of 6.88 percent per annum. From November 2016, the interest rate will change to a floating interest rate, established as three month Libor plus 2.79 percent, with half yearly payments. Furthermore, from said date, the Group can redeem 100 percent of the debt, without penalties. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(ix)	Leasing bonds are collateralized by the fixed assets financed by the Group.

(x)	In June 2014, the Group offered an Exchange to the tenders of senior notes, by which the notes were partially replaced with new notes, at market rate, with the same characteristics of the senior notes indicated in (i) above.

(xi)	The Group may redeem all or part of the notes at any time, subject to a penalty of a rate of interest equal to that of the U.S. Treasury plus 20 base points. The payment of principal will take place on the maturity date of the notes or when the Group redeems them.

At December 31, 2016, the cash flows of the bond issued in U.S. dollars, subject to exchange rate risk have been hedged by means of three CCS designated as a cash flow hedge for a nominal amount of US$300.0 million, equivalent to S/1,006.8 million, see note 12(b). By means of the CCs, the bond was economically converted to soles.

b)	The table below shows the bonds and notes issued, classified by maturity:

	2016	2015
	S/(000)	S/(000)

Up to 3 months	251,751	802,786
From 3 months to 1 year	407,200	182,611
From 1 to 3 years	3,009,004	2,270,325
From 3 to 5 years	3,271,925	3,255,769
More than 5 years	8,810,587	9,582,629
Total	15,750,467	16,094,120

18	EQUITY

a)	Share capital -

At December 31, 2016, 2015 and 2014 a total of 94,382,317 shares have been issued at US$5 par value each.

b)	Treasury stock -

At December 31, 2016, treasury stock comprises the par value of 14,915,537 shares of Credicorp Ltd. (14,903,833 and 14,894,664 shares of Credicorp at December 31, 2015 and 2014, respectively) that are owned by Group companies.

During 2016, 2015 and 2014, the Group bought 156,603, 145,871 and 144,898 shares of Credicorp Ltd., respectively, for a total of US$20.0 million (equivalent to S/66.5 million ), US$21.7million (equivalent to S/72.9 million ) and US$18.6 million (equivalent to S/45.6 million), respectively.

c)	Reserves -

Certain of the Group´ subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2016, 2015 and 2014, the balance of reserves amounts to approximately S/3,987.5, S/2,996.7 million and S/2,731.7 million, respectively.

At the Board meetings held on February 24, 2016, February 25, 2015 and February 25, 2014, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,316.4 million , S/1,820.5 million and S/1,200.9 million, respectively.

“Other reserves” include unrealized gains (losses) on Available-for-sale investments and on cash flow hedges, net of deferred income tax and non-controlling interest. Movement was as follows:

	Net unrealized gains (losses):
	Reserve for available- for-sale investments	Reserve for cash flow hedges	Foreign exchange translation	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2014	1,027,763	(11,935)	(154,683)	861,145
Increase in net unrealized gains on Available-for-sale investments	292,418	-	-	292,418
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(104,360)	-	-	(104,360)
Transfer of the impairment loss on Available-for-sale investments to profit or loss, Note 6(c)	7,794	-	-	7,794
Change from net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	(38,943)	-	(38,943)
Transfer of net realized gains on cash flow hedges to profit or loss, Note 12(b)(ii)	-	56,815	-	56,815
Foreign exchange translation	-	-	(51,483)	(51,483)
Balances at December 31, 2014	1,223,615	5,937	(206,166)	1,023,386

	Net unrealized gains (losses):
	Reserve for available- for-sale investments	Reserve for cash flow hedges	Foreign exchange translation	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Balances at December 31, 2014	1,223,615	5,937	(206,166)	1,023,386
Decrease in net unrealized gains on Available-for-sale investments	(323,348)	-	-	(323,348)
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(191,716)	-	-	(191,716)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(c)	(55,647)	-	-	(55,647)
Change in net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	50,273	-	50,273
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	-	(11,160)	-	(11,160)
Foreign exchange translation	-	-	270,907	270,907
Balance at December 31, 2015	652,904	45,050	64,741	762,695
Increase in net unrealized gains on Available-for-sale investments	554,869	-	-	554,869
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(75,444)	-	-	(75,444)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(c)	14,459	-	-	14,459
Change in net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	(16,724)	-	(16,724)
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	-	(3,676)	-	(3,676)
Foreign exchange translation	-	-	(26,448)	(26,448)
Balance at December 31, 2016	1,146,788	24,650	38,293	1,209,731

d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivative financial instruments used as cash flow hedges; their movements are as follows:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Available-for-sale investments:
Unrealized gains (losses) on available-for-sale investments	554,869	(323,348)	292,418
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	(75,444)	(191,716)	(104,360)
Transfer of impairment losses on available-for-sale investments to profit or loss	14,459	(55,647)	7,794
Sub total	493,884	(570,711)	195,852
Non-controlling interest	1,799	(46,529)	8,398
Income tax	22,975	(18,503)	(6,853)
	518,658	(635,743)	197,397

Cash flow hedge:
Net (loss) gains on cash flow hedges	(16,724)	50,273	(38,943)
Transfer of net realized losses (gains) on cash flow hedges to profit or loss	(3,676)	(11,160)	56,815
Sub total	(20,400)	39,113	17,872
Non-controlling interest	585	-	-
Income tax	(2,294)	1,956	1,016
	(22,109)	41,069	18,888

Foreign exchange translation:
Exchange gains or losses	(26,448)	270,907	(51,483)
Non-controlling interest	(123)	-	(2,522)
	(26,571)	270,907	(54,005)

e)	Dividend distribution -

At December 31, 2016, 2015 and 2014, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$184.7, US$174.4 and US$151.5 million, respectively (equivalent to approximately S/653.3, S/540.0 and S/429.4 million, respectively). In this sense, at December 31, 2016, 2015 and 2014, cash dividend payouts per share totaled US$2.3 US$1.8 and US$1.9, respectively.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2016 and 2015 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 6.8 percent withholding tax and at December 31, 2014, the withholding rate was 4.1 percent.

With effect from 2017, dividends will be subject to a withholding rate of 5.0 percent.

f)	Regulatory capital -

At December 31, 2016 and 2015, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/21,174.7 million and S/18,614.7 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/3.915.7 million and S/1,834.4 million, respectively, the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

At December 31, 2016 and 2015, Peruvian statutory Income Tax rate was 28 percent on taxable profit after calculating the workers’ profit sharing, which is determined using a 5 percent rate.

As established by Legislative Decree N° 1261, published on December 10, 2016, the income tax rate in Peru with effect from fiscal year 2017, will be 29.5 percent.

The Bolivian statutory Income Tax rate is 25 percent. Financial entities have an additional rate if the ROE exceeds 6 percent. In that case, an additional 22 percent must be considered, with which the rate becomes 47 percent.

Also, for the years 2016 and 2015, the Chilean statutory Income Tax rate (First Category Tax) for resident legal entities is 24 percent and 22.5 percent, respectively. In the last quarter of 2016, companies domiciled in Chile had to choose between the imputed income system or the semi-integrated system in order to determine Income Tax with effect from fiscal year 2017. The additional tax rate is maintained at 35 percent. For the years 2017 and 2018 the first category income tax rate will be 25 percent and 25.5 percent, respectively.

In the case of Colombia, the income tax rate for the years 2016 and 2015 was 25 percent. With the tax reform of December 2016, the income tax rate for 2017 will be 34 percent plus a surcharge of 6 percent. In 2018, it will be 33 percent plus a surcharge of 4 percent. Finally, with effect from 2019, the rate will be only 33 percent.

ASHC and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2016, 2015 and 2014, no taxable income was generated from their operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2016	2015	2014
	%	%	%

Peruvian statutory income tax rate	28.00	28.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of subsidiaries not domiciled in Peru	(0.04)	(0.37)	0.39
(ii) Non-taxable income, net	(1.23)	(0.18)	(1.95)
(iii) Translation results not considered for tax purposes	-	-	0.11
(iv) Effect of change in Peruvian tax rates	(0.53)	-	0.02

Effective income tax rate	26.20	27.45	28.57

b)	Income tax expense for the years ended December 31, 2016, 2015 and 2014 comprises:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,098,125	1,217,907	1,188,552
In other countries	155,095	96,495	32,382
	1,253,220	1,314,402	1,220,934

Deferred -
In Peru	31,472	22,667	(182,465)
In other countries	10,748	(139,862)	(53,819)
Effect of change in Peruvian tax rates	(13,992)	-	(16,426)
	28,228	(117,195)	(252,710)
Total	1,281,448	1,197,207	968,224

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2016	2015
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Provision for doubtful loan accounts	545,716	490,466
Unrealized loss on hedged bonds	43,252	71,367
Tax loss carry forward	38,856	32,999
Provision for sundry expenses	38,326	30,893
Provision for adjudicated assets	18,641	22,940
Provision for sundry risks	17,731	31,730
Unrealized loss due to valuation of cash flow hedge derivatives	2,105	4,774
Unrealized loss due to valuation of available-for-sale investments	6,001	5,511
Others	65,329	58,749

Deferred liabilities
Intangibles, net	(107,317)	(98,220)
Buildings	(72,381)	(58,361)
Ajdustment for difference in exchange of SUNAT and SBS	(40,096)	(25,009)
Unrealized profit due to valuation of derivative financial instruments for hedging purposes	(7,216)	(36,897)
Unrealized profit from the valuation of held-for-sale investments	(6,142)	(4,264)
Others	(36,761)	(2,058)
Total	506,044	524,620

Deferred income tax liability, net
Deferred asset
Provision for sundry risks, net	4,560	4,486
Others	32,436	42,333

Deferred liability
Unrealized profit due to valuation of investments available for sale.	(36,721)	(20,333)
Intangibles, net	(80,081)	(82,794)
Depreciation of buildings	(2,736)	(4,749)
Profit generated in the reorganization of Pacífico EPS	(39,515)	(34,826)
Others	(50,584)	(43,003)
Total	(172,641)	(138,886)

At December 31, 2016, 2015 and 2014, Credicorp and its Subsidiaries have recorded deferred income tax balance of S/5.3 millones, S/30.9 million , S/27.8 million and S/87.2 million, respectively,resulting from unrealized gains and losses on available-for-sale investments and cash flow hedges.

d)	The Peruvian Tax Authorities have the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú	2012 to 2016
Edyficar	2012 to 2016
Prima AFP	2012 to 2016
Pacífico Peruano Suiza	2012 to 2016
Pacífico Vida	2012 to 2016

At December 31, 2016 Peruvian tax authorities are currently examining BCP’s income tax returns for fiscal 2010.

The Bolivian, Chilean and Colombian tax authorities have the right to review and, if necessary, amend the annual income tax returns filed by the foreign subsidiaries operating in those countries for the last four, three and two fiscal years, respectively, after their filing date. Income tax returns of the subsidiaries below remain to be examined by the respective tax authorities for the following fiscal years:

Banco de Crédito de Bolivia	2012, 2014, 2015 and 2016
Credicorp Capital Colombia	2014, 2015 and 2016
Inversiones IMT S.A.	2013, 2014 2015 and 2016

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2016 and 2015.

20	SHARE-BASED COMPENSATION PLANS

Stock awards (“equity-settled transaction”) -

As indicated in Note 3(y), on March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

At December 31, 2016, 2015 and 2014, the Group has granted 145,476, 129,091 and 126,750 Credicorp shares, of which 273,587 and 252,778 shares were pending delivery as of December 31, 2016 and 2015, respectively. During those years, the recorded expense amounted to approximately S/94.9 million and S/73.2 million, respectively.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2016	2015
	S/(000)	S/(000)

Contingent credits – indirect loans (b), Note 7(a)
Guarantees and standby letters	18,000,311	17,415,674
Import and export letters of credit	1,831,674	1,589,006
	19,831,985	19,004,680

Responsibilities under credit line agreements	25,812,963	23,002,691

Reference value of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in note 12 (b).

b)	In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent transactions is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit conceded include consumer loans and other consumer loan facilities (credit card receivables) granted to clients and are cancelable upon related notice to the customer.

22	INTEREST AND SIMILAR INCOME AND INTEREST AND SIMILAR EXPENSE

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	9,479,867	8,706,372	7,667,485
Interest on available-for-sale investments	1,018,470	853,365	690,605
Interest on due from banks	48,626	32,818	52,243
Dividends received	51,831	55,594	60,145
Interest on trading securities	86,568	68,538	70,542
Fluctuation for derivative financial instruments	44,500	207,938	22,202
Other interest and similar income	87,693	67,402	37,644
Total	10,817,555	9,992,027	8,600,866

Interest and similar expense
Interest on deposits and obligations	(1,062,751)	(859,797)	(831,350)
Interest on bonds and notes issued	(805,351)	(753,174)	(749,691)
Interest on due to banks and correspondents	(822,514)	(758,396)	(420,617)
Other interest and similar expense	(224,098)	(155,766)	(189,404)
Total	(2,914,714)	(2,527,133)	(2,191,062)

23	COMMISSIONS AND FEES

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services	1,146,082	1,128,067	1,236,722
Funds management	467,558	476,277	452,956
Contingent loan and foreign trade fees	260,704	214,501	195,565
Collection services	331,885	344,375	262,689
Commissions for banking services	202,863	215,478	117,634
Brokerage, securities and custody services	166,581	70,437	137,159
Others	195,888	195,056	119,104
Total	2,771,561	2,644,191	2,521,829

24	NET PREMIUMS EARNED

This item consists of the following:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	S/(000)	S/(000)	S/(000)	S/(000)%
2016
Life insurance	876,315	(37,725)	-	838,590	-
Health insurance	415,152	(10,011)	188	405,329	0.05
General insurance	1,005,426	(455,850)	5,620	555,196	1.01
Total	2,296,893	(503,586)	5,808	1,799,115	0.32

2015
Life insurance	857,576	(36,971)	-	820,605	-
Health insurance	388,002	(9,186)	700	379,516	0.18
General insurance	948,177	(423,955)	9,635	533,857	1.80
Total	2,193,755	(470,112)	10,335	1,733,978	0.61

2014
Life insurance	671,380	(33,626)	-	637,754	-
Health insurance	1,078,211	(8,426)	1,114	1,070,899	0.10
General insurance	909,207	(450,964)	22,770	481,013	4.74
Total	2,658,798	(493,016)	23,884	2,189,666	1.09

(*)	Includes the annual variation of the unearned premiums and other technical reserves.

(**)	“Premiums ceded to reinsurers, net” includes:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), note 9(b)	(201,892)	(145,618)	(143,041)
Premiums ceded for facultative contracts, note 9(b)	(292,555)	(331,329)	(314,624)
Annual variation for unearned premiums ceded reserves, note 9(b)	(9,139)	6,835	(35,351)
	(503,586)	(470,112)	(493,016)

b)	Gross premiums earned by insurance type and their participation in total gross premiums are described below:

	2016		2015		2014
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	876,315	38.16	857,576	39.09	671,380	25.25
Health insurance (ii)	415,152	18.07	388,002	17.69	1,078,211	40.55
General insurance (iii)	1,005,426	43.77	948,177	43.22	909,207	34.20
Total	2,296,893	100.00	2,193,755	100.00	2,658,798	100.00

(i)	The breakdown of life insurance gross premiums earned is as follows:

	2016		2015		2014
	S/(000)%		S/(000)%		S/(000)%

Credit life	366,623	41.83	343,643	40.07	271,269	40.40
Group life	118,634	13.54	187,857	21.91	168,912	25.16
Retirement, disability and survival (*)	214,310	24.46	116,251	13.56	2,344	0.35
Annuities	28,799	3.29	16,853	1.96	10,194	1.52
Individual life and personal accident (**)	147,949	16.88	192,972	22.50	218,661	32.57
Total life insurance gross premiums	876,315	100.00	857,576	100.00	671,380	100.00

(*)	This item includes Complementary Work Risk Insurance (SCTR from its Spanish acronym)
(**)	This item includes Unit-Linked insurance contracts

(ii)	Health insurance gross premiums includes medical assistance which amounts to S/371.2 million at December 31, 2016, (S/348.8 and S/1,052.3 million in 2015 and 2014, respectively) and represents 89.42 percent of this line of business at 2016 (89.9 and 97.6 percent at 2015 and 2014, respectively).

(iii)	General insurance gross premiums consists of the following:

	2016		2015		2014
	S/(000)%		S/(000)%		S/(000)%
Automobile	335,790	33.39	319,130	33.66	338,378	37.22
Fire and allied lines	274,206	27.27	212,197	22.38	163,984	18.04
Technical lines (*)	70,640	7.03	74,182	7.82	73,683	8.10
Third party liability	42,968	4.27	41,815	4.41	64,462	7.09
Aviation	55,149	5.49	64,380	6.79	47,689	5.25
Theft and robbery	79,588	7.92	73,305	7.73	67,446	7.42
Transport	51,697	5.14	61,424	6.48	48,825	5.37
SOAT (Mandatory automobile line)	20,830	2.07	23,608	2.49	28,381	3.12
Marine Hull	27,954	2.78	21,851	2.30	17,671	1.94
Others	46,604	4.64	56,285	5.94	58,688	6.45
Total life insurance gross premiums	1,005,426	100.00	948,177	100.00	909,207	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment ( ARCE).

25	NET CLAIMS INCURRED FOR LIFE, PROPERTY AND CASUALTY AND HEALTH INSURANCE CONTRACTS, NET

This item consists of the following:

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, note 16(b)	618,274	351,227	274,902	1,244,403
Ceded claims, note 9(b)	(28,128)	(106,450)	(10,920)	(145,498)
Net insurance claims	590,146	244,777	263,982	1,098,905

	2015
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, note 16(b)	546,645	341,470	263,438	1,151,553
Ceded claims, note 9(b)	(26,490)	(85,109)	(8,295)	(119,894)
Net insurance claims	520,155	256,361	255,143	1,031,659

	2014
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, note 16(b)	351,445	337,864	834,296	1,523,605
Ceded claims, note 9(b)	(24,091)	(67,108)	(5,673)	(96,872)
Net insurance claims	327,354	270,756	828,623	1,426,733

26	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Salaries	1,622,065	1,594,538	1,410,351
Vacations, medical assistance and others	295,404	301,478	391,483
Bonuses	233,163	221,654	258,146
Additional participation	200,120	160,336	147,265
Worders’ profit sharing	194,851	230,701	146,304
Social security	172,090	172,909	131,573
Severance indemnities	130,179	123,552	125,681
Share-based payment plans	94,871	73,150	62,628
Total	2,942,743	2,878,318	2,673,431

27	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)

Repair and maintenance	423,219	387,222	329,018
Publicity	300,401	273,881	268,117
Taxes and contributions	270,932	249,474	201,782
Rental	226,301	214,012	202,323
Consulting and professional fees	183,751	177,145	175,868
Transport and communications	188,444	195,118	200,207
Others (*)	501,630	498,950	553,168
Total	2,094,678	1,995,802	1,930,483

(*)	The balance is made up mainly of security and protection, cleaning service, entertainment expenses, light and water, insurance expenses, subscription expenses, Agentes BCP commission expenses, Reniec expenses, among others.

28	OTHER INCOME AND EXPENSES

This item consists of the following:

	2016	2015	2014
	S/(000)	S/(000)	S/(000)
Other income
Income from medical services and sale of medicines	136,919	133,828	460,883
Real estate rental income	37,324	26,357	18,522
Net profit from sale of seized and recovered assets	1,377	4,195	1,801
Recoveries of other accounts receivable and other assets	4,660	1,481	3,084
Others (*)	164,180	159,805	155,282
Total other income	344,460	325,666	639,572

Other expenses
Commissions from insurance activities	272,949	231,521	262,692
Sundry technical insurance expenses	102,670	95,857	75,917
Expenses on improvements in building for rent	43,775	45,266	38,065
Losses due to operational risk	37,407	21,439	11,216
Administrative and tax penalties	16,374	5,581	1,321
Provision for sundry risks, note 12(d)	28,093	38,248	70,094
Put option write on non-controlling interests	11,890	8,972	52,625
Provision for other accounts receivable	8,239	12,516	12,854
Net profit from sale of seized and recovered assets	1,426	783	-
Cost of medical services and sale of medicines	-	-	310,164
Others	86,252	74,189	97,972
Total other expenses	609,075	534,372	932,920

(*)	The balance mainly comprises cash overages, refund for payment protection insurance made to us by Pacífico Vida, liquidation for sale of shares of Credicorp, use of trade name BCP Bolivia, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products, collection of commission for leasing clients for relocation, vehicle taxes, municipal property taxes, fines and penalties related to leasing product, improvements in process of negotiation of shared services with Group companies, among others.

29	EARNINGS PER SHARE

The net earnings per ordinary share were determined over the net income attributable to equity holders of the Group as follows:

	2016	2015	2014
	S/000	S/000	S/000

Net income attributable to equity holders of Credicorp (in thousands of soles)	3,514,582	3,092,303	2,387,852

Number of stock
Ordinary stock, note 18(a)	94,382,317	94,382,317	94,382,317
Less – treasury stock	(14,903,833)	(14,894,664)	(14,892,821)
Acquisition of treasury stock, net	(8,778)	(6,877)	11,027

Weighted average number of ordinary shares for basic earnings	79,469,706	79,480,776	79,500,523
Plus - dilution effect - stock awards	143,903	128,373	173,536
Weighted average number of ordinary shares adjusted for the effect of dilution	79,613,609	79,609,149	79,674,059

Basic earnings per share (in soles)	44.23	38.91	30.04
Diluted earnings per share (in soles)	44.15	38.84	29.97

30	OPERATING SEGMENTS

For management purposes, the Group is organized into four reportable segments based on products and services as follows:

Banking -

Principally handling loans, credit facilities, deposits and current accounts.

Insurance -

Principally comprising the issue of insurance policies to cover losses in commercial property, transportation, marine vessels, automobile, life, health and pension funds. .

Pension funds -

Providing services of private pension fund management to affiliated pensioners.

Investment banking -

Provide investment brokerage and management to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations. Also the structuring, and placement of issues in the primary market, as well as well as the execution and negotiation of operations in the secondary market. Additionally, it structures securitization processes for companies and manages mutual funds.

The Group monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices used between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue at December 31, 2016, 2015 and 2014.

(i)	The table below shows (in millions of soles) a breakdown of the Group’s external income, operating income and non-current assets; classified by location of customers and assets, respectively for the years ended December 31, 2016, 2015 and 2014:

2016	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before Exchange difference and income tax	Exchange difference and income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	14,409	7,964	(1,785)	(322)	(13)	11,055	(1,050)	10,005	325	182,217	130,132
Insurance	2,685	700	-	(45)	(1)	530	(55)	475	44	11,361	7,826
Pension funds	5	1	-	(21)	-	226	(70)	156	8	884	278
Investments banking	25	2	-	(22)	-	247	(34)	213	9	4,540	2,476
Total eliminations	(305)	(64)	-	3	-	(7,106)	(133)	(7,239)	-	(42,567)	(4,393)
Total consolidated	16,819	8,603	(1,785)	(407)	(14)	4,952	(1,342)	3,610	386	156,435	136,319

2015	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Deprxeciation and amortization	Impairment of available for sale assets	Income before Exchange difference and income tax	Exchange difference and income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	13,045	7,366	(1,896)	(330)	(31)	3,786	(948)	2,838	281	146,496	134,808
Insurance	2,268	702	-	(37)	(13)	410	(60)	350	120	9,326	7,463
Pension funds	402	-	-	(19)	-	226	(64)	162	9	881	296
Investments banking	492	(1)	-	(20)	-	7	(13)	(6)	15	2,837	2,086
Total elimination	(489)	100	15	10	-	(115)	(66)	(181)	-	(4,060)	(5,890)
Total consolidated	15,718	8,167	(1,881)	(396)	(44)	4,314	(1,151)	3,163	425	155,480	138,753

2014	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before Exchange difference and income tax	Exchange difference and income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	11,540	6,070	(1,716)	(340)	(8)	2,801	(681)	2,120	381	124,551	115,332
Insurance	2,674	1,002	-	(55)	-	232	(27)	206	132	8,653	6,837
Pension funds	391	-	-	(21)	-	221	(67)	153	9	913	317
Investment banking	416	4	-	(18)	-	3	(21)	(18)	27	3,467	2,568
Total elimination	(395)	97	-	-	-	(40)	-	(40)	-	(2,750)	(4,846)
Total consolidated	14,626	7,173	(1,716)	(434)	(8)	3,217	(796)	2,421	549	134,834	120,208

(ii)	The folowing table presents (in millions of Soles) the distribution of the external revenue, operating revenue and non-current assets of the Group; all assigned based on the loacation of the clients and assets, respectively, at December 31, 2016, 2015 and 2014:

	At December 31, 2016				At December 31, 2015				At December 31, 2014
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Perú	15,801	8,180	3,368	123,684	14,091	7,615	3,183	126,759	13,331	6,596	3,607	109,952
Panama	427	147	5	5,943	761	38	-	6,128	666	109	-	5,233
Cayman Islands	143	27	15	1,371	490	130	5	3,019	304	116	6	2,617
Bolivia	712	300	85	7,401	487	267	84	6,693	414	214	74	4,765
Colombia	36	17	96	1,397	219	12	175	1,500	232	-	203	1,801
United States of America	-	-	-	2	32	17	-	3	25	16	-	2
Chile	5	(4)	99	914	(132)	(12)	142	541	49	25	243	684
Total elimination	(305)	(64)	(156)	(4,393)	(230)	100	(17)	(5,890)	(395)	97	(18)	(4,846)
Total consolidado	16,819	8,603	3,512	136,319	15,718	8,167	3,572	138,753	14,626	7,173	4,115	120,208

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

31	SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTEREST

The following tables summarize the information of subsidiaries that have material non-controlling interest.

Proportion of equity interest held by non-controlling interests:

Entity	Country of incorporation and operations	Percentage of interest 2016	Percentage of interest 2015 and 2014
		%	%

Credicorp Capital Colombia	Colombia	-	49.00
Inversiones IMT S.A.	Chile	-	39.40

The table below summarizes the financial information of these subsidiaries. This information is based on amounts before inter-company eliminations:

	2016		2015
	Credicorp Capital Colombia S.A.	Inversiones IMT S.A	Credicorp Capital Colombia S.A.	Inversiones IMT S.A
	S/000	S/000	S/000	S/000
Summarized statement of financial position

Assets
Accounts receivable for repurchase agreements and securities financing	205,397	1,255	824,876	79,298
Investments at fair value through profit or loss and available for sale	1,171,307	260,999	647,539	65,728
Other assets	119,796	725,254	271,077	638,886

Liabilities and net equity
Accounts payable for repurchase agreements and securities lending	1,037,625	458,516	1,347,455	98,159
Financial liabilities at fair value through profit or loss	203,468	-	-	-
Other liabilities	105,087	381,888	128,955	435,572
Net equity	150,320	147,104	267,082	250,182

Non-controlling interest	-	-	97,655	97,027

	2016		2015		2014
	Credicorp Capital Colombia	Inversiones IMT S.A	Credicorp Capital Colombia	Inversiones IMT S.A	Credicorp Capital Colombia	Inversiones IMT S.A
	S/000	S/000	S/000	S/000	S/000	S/000
Summarized statement of profit or loss
Operating revenue	199,239	141,433	204,128	112,753	230,148	26,946
Operating expenses	(161,054)	(109,188)	(172,653)	(175,646)	(194,867)	(96,129)
Profit before income tax	38,185	32,245	31,475	(62,893)	35,281	(69,183)
Income tax	(14,032)	(8,581)	(13,120)	(5,713)	(13,105)	(3,724)
Net profit (loss) for the year	24,153	23,664	18,355	(68,606)	22,176	(72,907)
Attributable to non-controlling interest	6,240	5,012	8,266	(15,013)	11,099	(15,153)

(*) Credicorp Capital Colombia and Inversiones IMT S.A are controlled by the Group through its subsidiaries Credicorp Capital Holding Colombia S.A.S. and Credicorp Capital Holding Chile S.A. In this sense, Credicorp Capital Holding Colombia S.A.S. and Credicorp Capital Holding Chile S.A.have recorded the intangibles, goodwill and non-controlling interest identified as a consequence of the acquisition of these subsidiaries.

	2016		2015		2014
	Credicorp Capital Colombia S.A.	Inversiones IMT S.A	Credicorp Capital Colombia S.A.	Inversiones IMT S.A	Credicorp Capital Colombia S.A.	Inversiones IMT S.A
	S/000	S/000	S/000	S/000	S/000	S/000
Cash flow statement summarized

Operating activities	33,817	14,389	120,944	76,534	960	25,530
Investing activities	(26,616)	63,932	(5,784)	(27,757)	(778,016)	(4,233)
Financing activities	(16,778)	(92,573)	-	(98,866)	503,959	(621)
Net increase in cash and cash equivalents	(9,577)	(14,252)	115,160	(50,089)	(273,097)	20,676

Credicorp and its subsidiaries render management services for investment funds and trusts whose assets are not included in its consolidated financial statements. Management has analyzed the nature of investment funds and trusts and concluded that none of them qualifies as a structured entity in accordance with the requirements of IFRS 12 "Disclosure of Interests in Other Entities", so it has not been necessary to incorporate additional disclosures as indicated in Note 34.8 in relation thereto.

32	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2016 and 2015 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The table below shows the main transactions with related parties as of December 31, 2016 and 2015:

	2016	2015
	S/000	S/000

Direct loans	1,181,648	1,536,749
Available-for-sale investments and trading securities	433,517	368,438
Deposits	264,564	285,763
Contingent credits	236,106	234,287
Interest income related to loans – income	28,872	63,821
Interest expenses related to deposits – expense	8,001	11,649
Other income	9,098	6,523
Derivatives at fair value	1,074	2,499

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2016, direct loans to related companies are secured by collaterals, had maturities between January 2017 and September 2026 at an annual average interest rate of 5.76 percent (at December 31, 2015 they had maturities between January 2016 and October 2023 and bore an annual average interest rate of 7.07 percent). Also, at December 31, 2016 and 2015, the Group maintains an allowance for loan losses to related parties amounting to S/1.6 million and S/2.7 million, respectively.

d)	At December 31, 2016 and 2015, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2016 and 2015, direct loans to employees, directors, key management and family members amounted to S/1015.9 and S/1037.5 million, respectively; they are repaid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel that have been secured with shares of Credicorp or of other Group subsidiaries.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2016, 2015 and 2014 was as follows:

	2016	2015	2014
	S/000	S/000	S/000

Salaries	29,855	24,587	15,168
Directors’ fees	6,045	6,692	5,457
Total	35,900	31,279	20,625

Additionally, approximately S/18.3 million of stock awards vested at December 31, 2016 (S/16.1 million and S/15.1 million at December 31, 2015 and 2014, respectively). The related income tax is assumed by the Group.

f)	At December 31, 2015 and 2014 the Group holds interests in various mutual funds and hedge funds managed by certain of the Group’s Subsidiaries; those interests are classified as trading securities or available-for-sale investments. The detail is the following:

	2016	2015
	S/000	S/000

Held-for-trading and available-for-sale investments
Mutual funds - U.S. dollars	26,850	11,067
Mutual funds – Bolivianos	11,735	59,024
Mutual funds - Chilean pesos	1,899	-
Mutual funds – Soles	1,254	-
Total	41,738	70,091

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IAS 39:

	At December 31, 2016							Al 31 de diciembre de 2015
	Financial assets and liabilities measured at fair value							Financial assets and liabilities measured at fair value
	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available for-sale	Investments held-to- maturity	Liabilities at amortized cost	Total	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available for-sale	Investments held-to- maturity	Liabilities at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	-	-	16,645,769	-	-	-	16,645,769	-	-	22,391,744	-	-	-	22,391,744
Cash collateral, reverse repurchase agreements and securities borrowings	-	-	10,919,624	-	-	-	10,919,624	-	-	11,026,698	-	-	-	11,026,698
Trading securities	4,015,019	-	-	-	-	-	4,015,019	2,323,096	-	-	-	-	-	2,323,096
Available-for-sale investments	-	-	-	18,685,667	-	-	18,685,667	-		-	18,768,921	-	-	18,768,921
Held-to-maturity Investments	-	-	-	-	5,118,420	-	5,118,420	-			-	3,582,129	-	3,582,129
Loans, net	-	-	90,561,768	-	-	-	90,561,768	-	-	86,488,162	-	-	-	86,488,162
Financial assets designated at fair value through profit or loss	-	459,099	-	-	-	-	459,099	-	350,328	-	-	-	-	350,328
Premiums and other policies receivable	-	-	643,224	-	-	-	643,224	-	-	648,017	-	-	-	648,017
Accounts receivable from reinsurers and coinsurers	-	-	454,187	-	-	-	454,187	-	-	457,189	-	-	-	457,189
Due from customers on acceptances	-	-	491,139	-	-	-	491,139	-	-	222,496	-	-	-	222,496
Other assets, note 12	942,602	-	1,286,082	-	-	-	2,228,684	1,475,516	-	1,769,789	-	-	-	3,245,305
	4,957,621	459,099	121,001,793	18,685,667	5,118,420	-	150,222,600	3,798,612	350,328	123,004,095	18,768,921	3,582,129	-	149,504,085

Liabilities

Deposits and obligations	-	-	-	-	-	85,916,387	85,916,387	-	-	-	-	-	88,606,633	88,606,633
Payables from repurchase agreements and security lendings	-	-	-	-	-	15,127,999	15,127,999	-	-	-	-	-	14,599,750	14,599,750
Due to banks and correspondents	-	-	-	-	-	7,493,916	7,493,916	-	-	-	-	-	7,762,497	7,762,497
Bankers’ acceptances outstanding	-	-	-	-	-	491,139	491,139	-	-	-	-	-	222,496	222,496
Financial liabilities at fair value through profit or loss	209,520	-	-	-	-	-	209,520	47,737	-	-	-	-	-	47,737
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	233,892	233,892	-	-	-	-	-	241,847	241,847
Bonds and notes issued	8,412,515	-	-	-	-	7,527,088	15,939,603	8,535,401	-	-	-	-	7,752,561	16,287,962
Other liabilities, note 12	673,015	-	-	-	-	2,540,980	3,213,995	942,521	-	-	-	-	2,707,563	3,650,084
	9,295,050	-	-	-	-	119,331,401	128,626,451	9,525,659	-	-	-	-	121,893,347	131,419,006

34	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. The Group accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also seeks to raise its margins, through lending to commercial and retail borrowers with a range of credit products. Such exposures involve not just on-balance sheet loans and advances; the Group also enters into guarantees and other commitments such as letters of credit and performance bonds.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of market movements in equities, bonds, currencies and interest rates.

In this sense, risk is inherent to the Group’s activities but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Group’s continuing profitability and each individual within the Group is accountable for the risk exposures relating to his or her responsibilities. The Group is exposed, principally, to operating risk, credit risk, liquidity risk and market risk, strategic risk and insurance technical risk.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent bodies in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Board of Directors Credicorp -

The Board of Directors is responsible for the overall risk management approach and for the approval of the policies and strategies currently in place. The Board encourages a risk management culture within the Group, it oversees the corporate internal control in place, ensures performance of the compliance function in the Group and approves the Group’s risk appetite and tolerance.

Board of Group Companies -

The Board of each of the main Group companies is responsible for the risk management of the subsidiary and approval of the policies and guidelines for risk management. Each subsidiary’s Board establishes an organization culture that promotes risk management within the Subsidiary, oversees the corporate internal control, and ensures performance of the compliance function of the subsidiary.

Additionally, it is charged with approving the risk appetite and tolerance of each subsidiary as well as the business objectives and plans; securing an adequate solvency position and establishing an adequate system of incentives that promotes adequate entity-wide risk management practices.

(ii)	Risk Committee -

It represents the Board of Credicorp in risk management decision-making. This Committee establishes the policies for monitoring the risk appetite and tolerance at the subsidiary level; the degree of exposure to a given risk, solvency rates, risk management performance metrics and other corporate measures to control, monitor and mitigate risks and overseeing the internal control system in place.

The Risk Committee is presided by a Board member of Credicorp, it is also consists of a second member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of Risk Management of BCP.

In addition to effectively managing all the risks, the Risk Committee is supported by the following committees which report on a monthly basis all relevant changes or issues relating to the risks being managed:

Credit Risk Committee (Retail and Non-Retail) -

The Credit Risk Committee is responsible for reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing credit risk, the delegation of authority and the supervision and establishment of autonomy for taking credit risks and the metrics for measuring performance incorporating risk variables. Also, it is responsible for approving the methodologies, models, parameters, processes, and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

There are two committees assigned to reviewing the various portfolio risks: Retail Risks and Non-Retail Risks. The Credit Risk Committees mainly consists of the Chief Risk Executive, the Manager of the Credit Division and the Manager of the Risk Management Area, and the Manager of the Division of Retail Banking Risks, as appropriate to their position.

Treasury and ALM Risk Committee -

The Treasury and ALM Risk Committee is responsible for reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing the market risk and liquidity risk, the delegation of authority and the supervision and establishment of autonomy for taking market risks, and the metrics for measuring performance incorporating risk variables. It is also responsible for approving the methodologies, models, parameters, processes and manuals to identify, measure, treat, monitor, control and report all the market risks to which the Group is exposed. Furthermore, it proposes the approval of any changes in the functions described above and reports any finding to the Risk Committee.

The Treasury and ALM Risk Committee principally consists of the Chief risk executive, the Manager of the Risk Management Area, the Market Risk Manager, the Manager of the Treasury Risk Area and the Manager of the Treasury Division.

Operational Risk Committee -

The Operational Risk Committee is responsible for reviewing the tolerance level, limits of exposure, the objective, guidelines and policies for managing operational risks and the mechanisms for implementing corrective actions. It is also responsible for approving: (i) the standard methodology for measuring operational risks, (ii) the taxonomy of operational risks and controls and (iii) all the critical processes of the Group. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

The Operational Risk Committee is mainly composed of the Chief Risk Executive, the Manager of the Risk Management Area, the Manager of the Internal Audit Division, the Manager of the Operational Risk Management Department and Insurance Management Division.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Group’s Board of Directors.

The Central Risk Management is divided into the following areas:

Credit Division -

The Credit Division is responsible for ensuring the quality of the wholesale banking portfolio in accordance with the Group's risk strategy and appetite on the basis of an effective management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Division -

The Risk Management Division is responsible for ensuring that policies and risk management policies established by the Board of Directors are complied with and monitored. The Risk Management Division consists of the following units: the Operational Risk and Insurance Risk Management Department the Credit and Corporate Management Risk Department, Market Risk Management Department, Global Risk Management, Internal Validation and Risk Management Methodology and Modelling.

Retail Banking Risk Division -

This division is responsible for making sure the quality of the retail portfolio and the development of credit policies that are consistent with the overall guidelines and policies set by the Board.

Treasury Risk Management -

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of the Treasury Division with risk measurement methodologies and limits approved by the Risk Committee. Also, it is responsible for assessing the effectiveness of hedge derivatives and the valuation of investments.

(iv)	Internal Audit and Compliance Division -

The Internal Audit and Compliance Division is in charge of: i) monitoring on an ongoing basis the effectiveness of the risk management function at Credicorp, verifying compliance with laws and regulations, as well as the policies, objectives and guidelines set by the Board of Directors; ii) assessing the sufficiency and level of integration of Credicorp’s information and database systems; and iii) making sure independence is maintained between the functions of the risk management and business units.

The Compliance Division is responsible for making sure applicable laws and regulations and the internal Code of Ethics are adhered to.

b)	Risk measurement and reporting systems -

Monitoring and controlling of risks are primarily performed based on limits established by the Group. These limits reflect the business strategy and market environment of the Group as well as the level of risk that the Group is willing to accept. In addition, the Group monitors and measures the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities.

These processes use as support internal models developed to measure the different risks.

The information compiled from the Group’s Subsidiaries is examined and processed in order to analyze, control and identify early any risks. This information is presented and explained to the Board of Directors, the Risk Committee, the Audit Committee, and all relevant members of the Group. The report includes aggregate credit exposure, credit metric forecasts, hold limit exceptions, VaR (Value at Risk), liquidity ratios and risk profile changes. Management periodically assesses the convenience of the fair value of the investments and the appropriateness of the allowance for credit losses.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls, insurance among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

In the different subsidiaries of the Group, the respective Boards approve the risk appetite framework to define the maximum level of risk that the organization is willing to take in seeking to accomplish its primary and secondary business objectives.

Primary objectives are intended to preserve the strategic pillars of the organization, such as solvency, liquidity, reward and growth, stability of results and balanced structure.

Secondary objectives are intended to monitor on a qualitative and quantitative basis the various risks to which the Group is exposed, as well as defining a tolerance threshold of each of those risks so that the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: It makes explicit the general principles and the qualitative declarations which complement the Bank’s risk strategy.

-	Metrics scorecard: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Permit control over the risk-taking process within the tolerance established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government of the risk appetite process: Seeks to guarantee compliance of the framework through the different roles and responsibilities assigned to the units involved.

e)	Risk concentration -

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographic region, or have similar economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry or geographical location.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio.

34.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet. Exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans and accounts receivable from security borrowings, and investment activities that bring debt securities and other bills into the Group’s asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose the Group to similar risks to loans (direct); they are both mitigated by the same control processes and policies. Likewise, credit risk arises from derivative financial instruments showing positive fair values.

Impairment provisions are assigned for losses that have been incurred at the date of the consolidated statement of financial position. Significant changes in the economy or in the particular situation of an industry segment that represents a concentration in the Group’s portfolio could result in losses that are different from those provided at the date of the consolidated statement of financial position.

The Group organizes the levels of credit risk assumed by establishing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, and to geographical and industry segments. Said risks are monitored on a revolving basis and are subject to frequent reviews. Limits in the level of credit risk by product, industry sector and by geographic segment are approved by the Risk Committee.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing these lending limits where appropriate. Some other specific control and mitigation measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collaterized with guarantees part of the loan portfolio. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collaterals include, among others, mortgages over residential properties; liens over business assets such as premises, inventory and accounts receivable; and liens over financial instruments such as debt securities and equities.

-	For longer-term finance and lending to corporate entities, collateral includes revolving individual credit facilities. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators rise up.

-	For repurchase agreements and security lendings, the related securities constitute collateral.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. It is the Group’s policy to dispose of seized assets in an orderly manner. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not use seized assets for its own business.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (for example, an asset when fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit risk exposures on these instruments. With respect to derivatives agreed with non-financial customers, collaterals have been granted to secure the overall amount; with respect to financial counterparties, collaterals granted are those required under the clearing provisions issued by the International Swaps and Derivatives Association Inc. (ISDA) or the local framework agreement.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash, securities or equity. Daily settlement limits are established for each counterparty in order to cover the aggregate of all settlement risk arising from the Group’s market transactions in only one day.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

In order to manage credit risk, as part of the Group’s risk management structure, there is a Credit Risk Management Department, the major functions of which are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, time term, among others.

For enhanced risk identification, the Group has internal credit scoring models, which have been prepared and implemented for the main business segments. Each model is related to a defined group of scoring bands. Clients who are inside a band are characterized by having a similar risk level (within the band); however, they are different compared to the other band. For retail clients, these scoring models are highly related to management (admission, follow-up, campaigns, etc.) from different portfolios. On the other hand, for non-retail clients, ratings mainly serve as support for making credit decisions in admission, follow-up and price allocation, etc.

The Group has a Credit Division, which establishes the overall credit policies for each of the businesses in which the Group decides to take part. These credit policies are set forth based on the guidelines established by the Board of Directors and keeping in mind the statutory financial laws and regulations. The main activities are to establish the client credit standards and guidelines (evaluation, authorization and control); follow the guidelines established by the Board of Directors and General Management, as well as those established by governmental regulatory bodies; review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits; monitor credit-granting activities within the different autonomous bodies, among others.

b)	The maximum exposure to credit risk at December 31, 2016 and 2015, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in note 34.7(a), 34.7(b) and the contingent credits detailed in note 21(a).

The Management is confident of its ability to continue to control and sustain minimal exposure of credit risk to the Group resulting from both its loan and securities portfolio.

c)	Credit risk management for loans -

In addition to the rating bands and scoring of the internal models of each of the Group companies, Credicorp conducts a quantitative and qualitative analysis of each customer, its financial condition and the conditions of the market in which those customers operate; for that purpose it classifies its loan portfolio into one of five risk categories, depending upon the degree of risk of default of each debtor

The categories used are: (i) normal - A, (ii) potential problems - B, (iii) substandard - C, (iv) doubtful - D and (v) loss - E, which have the following characteristics:

Normal (Class A): Debtors of commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation. To place a loan in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required. Additionally, consumer and micro-business loans are categorized as Class A if payments are current or up to eight days past-due. Residential mortgage loans are classified as Class A, if payments are current or up to thirty days past-due.

Potential problems (Class B): Debtors of commercial loans included in this category are those that at the time of the evaluation demonstrate certain deficiencies, which, if not corrected in a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, and market conditions that could affect the economic sector in which the debtor is active. Consumer and micro-business loans are categorized as Class B if payments are between 9 and 30 days late. Residential mortgage loans are classified as Class B when payments are between 31 and 60 days late.

Substandard (Class C): Debtors of commercial loans included in this category demonstrate serious financial weakness, often with operating results or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of their financial capacity. Debtors demonstrating the same deficiencies that warrant classification as category B warrant classification as Class C if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. In addition, commercial loans are classified in this category when payments are between 61 and 120 days late. Consumer and micro-business loans are categorized as Class C if payments are between 31 and 60 days late. Residential mortgage loans are classified as Class C when payments are between 61 and 120 days late.

Doubtful (Class D): Debtors of commercial loans included in this category present characteristics that make doubtful the recovery of the loan. Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate. These credits are distinguished from Class E credits by the requirement that the debtor remains in operation, generates cash flow, and makes payments on the loan, although at a rate less than that specified in its contractual obligations. In addition, commercial loans are classified in this category when payments are between 121 and 365 days late. Consumer and micro-business loans are classified as Class D if payments are between 61 and 120 days late. Residential mortgage loans are Class D when payments are between 121 and 365 days late.

Loss (Class E): Commercial loans which are considered unrecoverable or which for any other reason should not appear on the Group’s books as an asset based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days late. Consumer and micro-business loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are classified as Class E when payments are more than 365 days late.

The Group constantly reviews the loan portfolio in order to assess the completion and accuracy of its classifications.

All loans considered impaired (the ones classified as substandard, doubtful or loss) are analyzed by the Group’s Management, which addresses impairment in two areas: individually assessed provisions and collectively assessed provisions, as follows:

-	Individually assessed allowance -

The methodology is applied to all of the impaired clients (classified as deficient, doubtful or loss) of Wholesale Banking and consists of estimating the loss generated by each client after deducting the present value of the future payments that he could pay and the recovery value of the guarantees, equally brought to present value.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group in order to reduce any differences between loss estimates and actual loss experience.

-	Collectively assessed allowance -

The methodology is applied for the unimpaired clients of Wholesale Banking and for Retail Credits (Consumer Credits, Small and Medium Enterprise Credits and Mortgage Loans). Allowance requirements are assessed collectively for losses on loans and advances that are not individually significant (including consumer, micro-business and residential mortgages) and for individually significant loans and advances where there is not yet objective evidence of individual impairment (included in categories A and B).

Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, and current economic conditions. The impairment allowance is then reviewed by Management to ensure alignment with the Group’s overall policy.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios are generated by modifying some assumptions, such as collateral recovery values and the effects of changes in the economic environment.

The process to select the best estimate within the range is based on management´s best judgment, complemented by historical loss experience and the Company’s strategy (e.g. penetration in new segments).

Impairment losses are evaluated at each reporting date as soon as there is any objective evidence that a financial asset or group of assets is impaired.

Financial guarantees and letter of credit (indirect loans) are assessed and a provision estimated following a similar procedure as for loans.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is recorded, if necessary.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Said loans are written off after all the necessary legal procedures have been completed.

The recovery of written off loans decrease the amount of the provision for loan losses, in the consolidated statement of income.

The following is a summary of the direct loans classified in three major groups:

(i)	Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal or potential problems;

(ii)	Past due but not impaired loans, comprising past due loans of clients classified as normal or with potential problems and

(iii)	Impaired loans, those past due loans of clients classified as substandard, doubtful or loss; presented net of the allowance for loan losses for each of the loan classifications:

	At December 31, 2016						At December 31, 2015
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired impaired
Normal	50,984,455	13,052,249	11,292,194	11,105,796	86,434,694	96.15%	49,198,021	11,958,633	8,137,474	12,553,293	81,847,421	95.24%
Potential problem	1,367,997	76,585	182,425	90,498	1,717,505	1.91%	1,653,639	81,878	180,037	99,826	2,015,380	2.35%

Past due but not impaired
Normal	329,448	503,168	274,003	430,932	1,537,551	1.71%	1,161,140	461,084	7,244	387,063	2,016,531	2.35%
Potential problem	38,703	101,805	40,711	17,014	198,233	0.22%	114,639	97,316	18,055	21,690	251,700	0.29%

Impaired
Substandard	468,745	143,610	224,559	222,401	1,059,315	1.18%	375,798	162,571	103,644	224,751	866,764	1.01%
Doutful	355,146	231,872	309,523	379,923	1,276,464	1.42%	545,594	196,524	133,386	376,816	1,252,320	1.46%
Loss	589,377	386,165	628,213	271,872	1,875,627	2.09%	803,376	300,986	206,478	215,272	1,526,112	1.78%

Gross	54,133,871	14,495,454	12,951,628	12,518,436	94,099,389	104.68%	53,852,207	13,258,992	8,786,318	13,878,711	89,776,228	104.47%

Less: Allowance for
loan losses	1,026,411	193,385	1,353,168	1,634,169	4,207,133	4.68%	1,005,831	173,879	1,372,099	1,288,528	3,840,337	4.47%

Total, net	53,107,460	14,302,069	11,598,460	10,884,267	89,892,256	100.00%	52,846,376	13,085,113	7,414,219	12,592,183	85,935,891	100.00%

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

At December 31, 2016, the renegotiated credits amount to approximately S/ 845.0 million, of which S/ 304.5 million are classified as not past due nor impaired, S/ 201.2 million as past du but not impaired and S/ 339.3 million as impaired but not past due (S/769.3 million, S/ 678.4 million, S/17.4 million and S/73.5 million, respectively, at December 31, 2015).

	At December 31, 2016					At December 31, 2015
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Impaired loans	1,413,268	761,647	1,162,295	874,196	4,211,406	1,724,768	660,081	443,508	816,839	3,645,196
Fair value of collateral	1,542,874	639,186	69,503	93,232	2,344,795	1,197,707	530,910	20,433	169,570	1,918,620
Allowance for loan losses	101,073	86,726	283,208	99,284	570,291	362,197	82,166	20,602	74,401	539,366

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans comprise those loans with no current indicators of delinquency and related to customers ranked as normal and with potential problems
(ii)	Loans current but impaired, comprising those direct loans with no current indicators of delinquency but related to customers ranked as substandard, doubtful or loss.
(iii)	Loans with delays in payment of one day or more but which are not past due under our internal policies, comprising those direct loans related to customers ranked as normal, with potential problems, substandard, doubtful or loss.
(iv)	Internally overdue loans that are past due under our internal policies related to customers ranked as normal, with potential problems, substandard, doubtful or loss

The sum of items: loans with delays in payment form first day and the internal past due loans reflect the entire amount of “past due” loans in accordance with IFRS 7.

	As of Decembre 31, 2016						As of Decembre 31, 2015
	Current loans	Current but impaired	Loans with delays in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired	Loans with delays in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Neither past due nor impaired	88,152,199	-	-	-	88,152,199	-	83,862,801	-	-	-	83,862,801	-
Normal	86,434,694	-	-	-	86,434,694	-	81,847,421	-	-	-	81,847,421	-
Potential problems	1,717,505	-	-	-	1,717,505	-	2,015,380	-	-	-	2,015,380	-

Past due but not impaired	-	-	1,675,051	60,733	1,735,784	1,735,784	-	-	2,186,059	82,172	2,268,231	2,268,231
Normal	-	-	1,512,321	25,230	1,537,551	1,537,551	-	-	1,982,230	34,301	2,016,531	2,016,531
Potential problems	-	-	162,730	35,503	198,233	198,233	-	-	203,829	47,871	251,700	251,700

Impaired debt	-	679,652	972,076	2,559,678	4,211,406	3,531,754	-	801,236	614,889	2,229,071	3,645,196	2,843,860
Substandard	-	349,529	495,719	214,067	1,059,315	709,786	-	306,060	344,975	215,729	866,764	560,704
Doubtful	-	299,196	294,905	682,363	1,276,464	977,268	-	411,973	204,355	635,992	1,252,320	840,347
Loss	-	30,927	181,452	1,663,248	1,875,627	1,844,700	-	83,203	65,559	1,377,350	1,526,112	1,442,809

Total	88,152,199	679,652	2,647,127	2,620,411	94,099,389	5,267,538	83,862,801	801,236	2,800,948	2,311,243	89,776,228	5,112,091

The classification of loans by type of banking and maturity is as follows:

	As of Decembre 31, 2016					As of Decembre 31, 2015
	Current loans	Current but impaired	Loans with delay in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired	Loans with delay in payments of one day or more but not internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Commercial loans	51,108,503	230,366	1,317,893	1,477,109	54,133,871	50,851,660	355,639	1,352,772	1,292,136	53,852,207
Residential mortgage loans	13,266,248	193,819	626,045	409,342	14,495,454	12,040,511	191,184	716,919	310,378	13,258,992
Micro-business loans y microempresa	12,451,403	18,072	180,871	301,282	12,951,628	8,317,511	14,383	122,814	331,610	8,786,318
Consumer loans	11,326,045	237,395	522,318	432,678	12,518,436	12,653,119	240,030	608,443	377,119	13,878,711
	88,152,199	679,652	2,647,127	2,620,411	94,099,389	83,862,801	801,236	2,800,948	2,311,243	89,776,228

d)	Credit risk management on reverse repurchase agreements and security borrowings –

Most of these operations are performed by Credicorp Capital Colombia and IM Trust. The Group has implemented credit limits for each counterparty and most of the transactions are collateralized with investment grade financial instruments issued by Colombian and Chilean entities and financial instruments issued by Colombian and Chilean Governments.

e)	Credit risk management on investments in trading securities, available-for-sale and held-to-maturity investments –

The Group evaluates the credit risk identified of each of the financial instruments in these categories, considering the risk rating granted to them by a risk rating agency. For investments traded in Peru, the risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by the Peruvian government regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any Subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the afore-mentioned institutions.

The following table shows the analysis of the risk-rating of available-for-sale and held-to-maturity investments referred to above:

	At December 31, 2016		At December 31, 2015
	S/(000)%		S/(000)%

Instruments rated in Peru:
AAA	1,412,290	5.1	1,342,437	5.4
AA- to AA+	1,060,347	3.8	984,969	4.0
A- to A+	5,483,403	19.7	3,582,234	14.5
BBB- to BBB+	1,919,853	6.9	1,053,774	4.3
BB- to BB+	314,913	1.1	59,005	0.2
Lower than +B	22,129	0.1	89,378	0.4
Unrated
BCRP certificates of deposit	7,066,653	25.4	6,006,110	24.3
Listed and unlisted securities	796,961	2.9	735,641	3.0
Restricted mutual funds	368,418	1.3	335,764	1.4
Mutual funds	50,314	0.2	128,777	0.5
Other instruments	90,407	0.3	43,559	0.2
Subtotal	18,585,688	66.8	14,361,648	58.2

Instruments rated abroad:
AAA	1,385,911	5.0	821,482	3.3
AA- to AA+	677,042	2.4	443,522	1.8
A- to A+	1,298,815	4.8	2,064,134	8.5
BBB- to BBB+	3,069,547	11.0	3,654,183	14.8
BB- to BB+	1,011,463	3.6	1,102,256	4.5
Lower than B+	148,212	0.5	174,542	0.7
Rated and unrated instruments	586,953	2.1	809,766	3.3
Certificates of deposit of Banco Central de Bolivia	14,644	0.1	154,404	0.6
Participations of RAL Funds	650,804	2.3	694,915	2.8
Mutual funds	245,730	0.9	36,179	0.1
Hedge funds	1,095	-	133,194	0.5
Other instruments	143,202	0.5	223,921	0.9
Subtotal	9,233,418	33.2	10,312,498	41.8
Total	27,819,106	100.0	24,674,146	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2016 and 2015 financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2016						2015
	Designed at fair value through profit for loss						Designed at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco Central de Reserva del Perú	2,122,662	-	18,748,155	3,419,374	-	24,290,191	1,618,619	-	24,036,302	4,593,585	-	30,248,506
Financial services	2,051,650	321,298	10,732,478	5,721,827	308,961	19,136,214	1,305,929	255,630	10,990,139	6,021,800	-	18,573,498
Manufacturing	9,886	12,026	13,952,167	1,650,833	37,965	15,662,877	28,211	8,423	13,035,603	1,437,064	-	14,509,301
Mortgage loans	-	-	13,283,126	-	-	13,283,126	-	-	12,765,981	-	-	12,765,981
Consumer loans	-	-	11,410,640	-	-	11,410,640	-	-	11,282,568	-	-	11,282,568
Micro-business loans	-	-	5,175,700	-	-	5,175,700	-	-	10,825,304	-	-	10,825,304
Commerce	35,022	3,693	14,242,421	192,136	14,765	14,488,037	48,881	-	9,815,475	212,512	-	10,076,868
Government and public administration	221,754	11,199	245,948	2,830,156	4,651,535	7,960,592	425,392	1,767	370,372	2,213,647	3,582,129	6,593,307
Electricity, gas and water	26,068	41,877	4,562,433	1,903,494	44,640	6,578,512	62,141	40,265	4,258,699	1,745,564	-	6,106,669
Community services	-	-	4,118,309	43,992	-	4,162,301	-	-	4,391,748	-	-	4,391,748
Communications, storage and transportation	8,043	6,659	4,122,639	983,966	35,998	5,157,305	9,366	5,043	2,997,811	890,635	-	3,902,855
Mining	40,441	32,380	2,318,702	285,571	-	2,677,094	55,497	21,665	2,644,951	372,092	-	3,094,205
Construction	45,030	27,033	1,910,677	387,779	9,569	2,380,088	69,160	17,535	1,888,732	357,016	-	2,332,443
Agriculture	14,992	-	2,222,398	5,100	-	2,242,490	13,636	-	1,870,989	469	-	1,885,094
Insurance	24,376	-	1,288,212	-	-	1,312,588	24,812	-	1,488,533	342,235	-	1,855,580
Education, health and other services	9,956	2,934	912,031	359,602	3,471	1,287,994	24,982	-	1,171,341	216,423	-	1,412,746
Real Estate and Leasing	17,359	-	7,115,947	244,377	-	7,377,683	34,500	-	520,687	236,558	-	791,745
Fishing	7,521	-	405,538	-	-	413,059	18,054	-	407,193	-	-	425,247
Others	322,861	-	4,234,272	657,460	11,516	5,226,109	59,432	-	8,241,667	129,321	-	8,430,420
Total	4,957,621	459,099	121,001,793	18,685,667	5,118,420	150,222,600	3,798,612	350,328	123,004,095	18,768,921	3,582,129	149,504,085

As of December 31, 2016 and 2015 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2016						2015
	Designed at fair value through profit for loss						Designed at fair value through profit for loss
	Held for trading and hedging	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to- maturity	Held for trading and hedging	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Perú	2,661,743	174,771	107,315,656	11,515,894	4,606,110	126,274,174	2,071,143	139,095	108,531,535	11,218,896	3,263,286	125,223,955
United States of America	235,036	223,223	1,722,387	2,986,309	82,536	5,249,491	276,401	171,933	3,755,619	2,912,022	-	7,115,975
Bolivia	-	-	6,992,985	885,013	-	7,877,998	5	-	6,018,849	1,074,722	-	7,093,576
Colombia	1,245,998	-	1,157,154	780,468	150,667	3,334,287	732,145	-	433,495	881,482	152,109	2,199,231
Panama	65	-	660,191	65,767	-	726,023	-	-	2,033,384	52,281	-	2,085,665
Chile	342,613	29,315	1,597,426	838,702	69,839	2,877,895	107,477	4,482	906,869	1,042,183	-	2,061,011
Brazil	-	-	283,056	98,022	121,794	502,872	-	-	98,177	229,489	130,453	458,119
México	-	7,654	83,792	334,116	77,423	502,985	171	4,484	1,449	318,221	36,281	360,606
Canada	5,819	-	28,295	72,102	-	106,216	279	-	30,169	61,193	-	91,641
Europe:
Unted Kingdom	364,433	-	111,019	129,960	3,218	608,630	529,910	-	629,965	111,450	-	1,271,325
Other in Europe	1,605	-	133,373	154,668	-	289,646	3,249	-	-	278,151	-	281,400
France	98,556	-	23,465	74,734	1,708	198,463	77,752	-	83,134	67,423	-	228,309
Spain	-	-	205,334	6,119	3,414	214,867	78	-	99,002	10,680	-	109,760
Switzerland	-	-	171,335	36,065	-	207,400	-	-	40,702	35,822	-	76,524
The Netherlands	-	-	-	56,136	-	56,136	-	-	-	48,737	-	48,737
Other	1,753	24,136	516,325	651,592	1,711	1,195,517	2	30,334	341,746	426,169	-	798,251
Total	4,957,621	459,099	121,001,793	18,685,667	5,118,420	150,222,600	3,798,612	350,328	123,004,095	18,768,921	3,582,129	149,504,085

g)	Offsetting financial assets and liabilities

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial statements, irrespective of whether they are offset in the statement of financial position.

The similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, Accounts receivable from reverse repurchase agreements and security borrowings, payables from repurchase agreements and security lendings and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below unless they are offset in the statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and marketable securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and security borrowings;
-	Payables from repurchase agreements and security lendings; and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to post collateral.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2016						As of December 31, 2015
	Gross amounts	Gross amounts of recognized financial liabilities and offset in the consolidated	Net of financial assets presented in the consolidated	Net amounts of financial assets presented in the consolidated statements of financial position			Gross amounts	Gross amounts of recognized financial liabilities and offset in the consolidated	Net of financial assets presented in the consolidated	Net amounts of financial assets presented in the consolidated statements of financial position
Description	recognized financial assets	statement of financial positions	statements of financial position	Financial instruments	Cash collateral received	Net amount	recognized financial assets	statement of financial positions	statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Derivates	942,602	-	942,602	(416,084)	(30,573)	495,945	1,475,516	-	1,475,516	(160,428)	(80,687)	1,234,401
Payables from repurchase agreements and security lendings	10,919,624	-	10,919,624	(2,022,625)	-	8,896,999	11,026,698	-	11,026,698	(1,907,347)	-	9,119,351
Available-for-sale and held-to-maturity investments pledged as collateral	3,849,558	-	3,849,558	(3,719,047)	-	130,511	3,456,780	-	3,456,780	(3,402,315)	-	54,465
Total	15,711,784	-	15,711,784	(6,157,756)	(30,573)	9,523,455	15,958,994	-	15,958,994	(5,470,090)	(80,687)	10,408,217

Financial liabilities subject to offsetting, enforceable master agreements for offsetting and similar agreements:

	As of December 31, 2016						As of December 31, 2015
		Gross amounts of recognized financial liabilities and offset in the	Net amounts of financial assets presented in the consolidated	Related amounts not offset in the consolidated statement of financial position				Gross amounts of recognized financial liabilities and offset in the	Net amounts of financial assets presented in the consolidated	Related amounts not offset in the consolidated statement of financial position
Descripción	Gross amounts recognized financial assets	consolidated statement of financial position	statements of financial position	Financial instruments	Cash collateral received	Net amount	Gross amounts recognized financial assets	consolidated statement of financial position	statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Derivates	673,015	-	673,015	(416,084)	(175,788)	81,143	942,521	-	942,521	(160,428)	(211,482)	570,611
Cash collateral and reverse repurchase agreements and securities borrowings	15,127,999	-	15,127,999	(4,476,984)	(10,621,045)	29,970	14,599,750	-	14,599,750	(4,419,400)	(10,080,794)	99,556
Total	15,801,014	-	15,801,014	(4,893,068)	(10,796,833)	111,113	15,542,271	-	15,542,271	(4,579,828)	(10,292,276)	670,167

The gross amounts of financial assets and liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Cash collateral and reverse repurchase agreements and security borrowing and payables from repurchase agreements and security lendings are measured at amortized cost.
-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets note 12(b)), cash collateral and reverse repurchase agreement and security borrowing and payables from repurchase agreements and security; are financial instruments outside of the scope of offsetting disclosure.

34.2.	Market risk -

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk into two groups: (i) those that arise from value fluctuation of trading portfolios due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (ALM Book).

The risks that trading portfolios faces are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Trading book) are managed using Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as a principal with the clients or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions.

Daily calculation of VaR is a statistically-based estimate of the potential loss on the current portfolio from adverse market movements.

The VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution identical and independent; otherwise, the VAR to 10 days will be an approximation).

VaR limits and consumptions are set on the basis of risk appetite and trading strategy of each subsidiary. The assessment of past movements has been based on historical one-year data and 127 market risk factors, which are composed as follows: 21 market curves, 91 stock prices, 9 mutual funds values, 2 volatility series and 4 survival probability curves. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Management believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure should occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury and ALM Risk Committee, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary.

In VaR calculation, the foreign exchange effect is not included because its measured in the net monetary position, see note 34.2 (b)(ii).

The consolidated VaR showed a reduction during the year 2016, due mainly to a greater volatility in the differential of rates in soles with regard to the U.S Dollar in the derivative market and to a reduction in the positions subject to this differential. As a result, the VaR remained within the risk appetite limits established by the Riisk Management of the Bank.

As of December 31, 2016 and 2015 the Group’s VaR by type of asset is as follows:

	2016	2015
	S/(000)	S/(000)

Equity investments	9,624	12,282
Debt investments	19,371	7,088
Swaps	13,045	13,769
Forwards	2,470	102,967
Options	1,160	12,708
Diversification effect	(19,748)	(27,997)
Consolidated VaR type of asset	25,922	120,817

As of December 31, 2016 and 2015, the Group’s VaR by risk type is as follows:

	2016	2015
	S/(000)	S/(000)

Interest rate risk	22,553	111,941
Price risk	9,623	12,288
Volatility risk	319	287
Diversification effect	(6,573)	(3,701)
Consolidated VaR by risk type	25,922	120,815

b)	ALM Book -

Non-trading portfolios which comprise the ALM Book are exposed to different sensitivities that can bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of its net worth.

(i)	Interest rate risk -

The ALM-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (Net economic value). The Group accepts the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The risk committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALM.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out performing a repricing gap analysis, sensitivity analysis of the profit margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap -

The repricing gap analysis is intended to measure the interest rate risk exposure when the bank's interest-sensitive liabilities exceed its interest-sensitive assets. By this analysis, management can identify the tranches in which the interest rate variations may have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	Al 31 de diciembre 2016
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 months	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/(000)
Assets
Cash and due from banks, Cash collateral, reverse repurchase agreements and securities borrowings	7,467,818	1,845,264	3,709,882	9,890,459	109,340	4,542,630	27,565,393
Investments	1,574,831	465,421	3,913,328	6,261,652	8,908,298	2,680,557	23,804,087
Loans, net	10,525,263	16,135,337	22,739,878	30,353,995	11,170,586	(363,291)	90,561,768
Financial assets designated at fair value through profit or loss	-	-	-	-	-	459,099	459,099
Premiums and other policies Accounts receivable	623,005	16,533	2,898	788	-	-	643,224
Accounts receivable from reinsurers and coinsurers	110,263	202,610	120,159	21,155	-	-	454,187
Other assets	373,946	5,590	12,537	7,024	-	8,533,348	8,932,445
Total assets	20,675,126	18,670,755	30,498,682	46,535,073	20,188,224	15,852,343	152,420,203

Liabilities
Deposits and obligations	22,908,852	8,273,520	15,162,216	32,654,763	4,970,689	1,946,347	85,916,387
Payables from repurchase agreements, security lending and due to banks and correspondents	2,765,720	2,031,097	5,747,611	10,146,210	1,825,048	106,229	22,621,915
Accounts payable to reinsurers	32,963	158,957	36,633	5,339	-	-	233,892
Technical, insurance claims reserves and reserves for unearned premiums	185,671	104,065	396,609	1,730,011	3,637,198	732,635	6,786,189
Financial liabilities at fair value through profit or loss	-	-	-	-	-	209,520	209,520
Bonds and notes issued	52,366	40,792	639,238	8,492,272	6,226,773	488,162	15,939,603
Other liabilities	446,131	1,577	218,539	190,300	-	3,754,658	4,611,205
Equity	-	-	-	-	-	20,116,511	20,116,511
Total liabilities and equity	26,391,703	10,610,008	22,200,846	53,218,895	16,659,708	27,354,062	156,435,222

Off-balance-sheet accounts
Derivative financial assets	461,724	2,118,173	498,864	5,738,651	3,961,574	-	12,778,986
Derivative financial liabilities	1,682,988	4,308,673	2,609,747	3,461,322	716,256	-	12,778,986
	(1,221,264)	(2,190,500)	(2,110,883)	2,277,329	3,245,318	-	-
Marginal gap	(6,937,841)	5,870,247	6,186,953	(4,406,493)	6,773,834	(11,501,719)	(4,015,019)
Accumulated gap	(6,937,841)	(1,067,594)	5,119,359	712,866	7,486,700	(4,015,019)	-

Investments accounted for at fair value through profit or loss and trading derivatives are not taken into account, due to the fact that these instrument are part of the trading book and the Value at Risk methodology is used to measure their market risks.

	At December 31, 2015
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 months	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000	S/000
Assets
Cash and due from banks, Cash collateral, reverse repurchase agreements and securities borrowings	10,799,728	1,730,819	2,448,242	14,175,954	85,441	4,178,258	33,418,442
Investments	995,468	1,808,027	2,618,982	7,004,151	7,018,588	2,905,834	22,351,050
Loans, net	9,926,677	15,596,640	21,901,169	29,102,306	9,961,370	-	86,488,162
Financial assets designated at fair value through profit or loss	-	-	-	-	-	350,328	350,328
Premiums and other policies Accounts receivable	552,802	72,447	22,768	-	-	-	648,017
Accounts receivable from reinsurers and coinsurers	81,384	210,658	142,317	22,830	-	-	457,189
Other assets	-	-	-	-	-	9,443,933	9,443,933
Total assets	22,356,059	19,418,591	27,133,478	50,305,241	17,065,399	16,878,353	153,157,121

Liabilities
Deposits and obligations	26,822,026	6,712,587	11,968,763	36,154,007	3,811,820	3,137,430	88,606,633
Payables from repurchase agreements, security lending and due to banks and correspondents to banks and correspondents	388,118	733,836	1,234,728	4,583,834	721,701	14,922,526	22,584,743
Accounts payable to reinsurers	53,175	159,216	26,083	3,373	-	-	241,847
Technical, insurance claims reserves and reserves for unearned premiums	61,112	359,162	5,187,653	753,700	-	-	6,361,627
Financial liabilities at fair value through profit or Loss	-	-	-	-	-	47,737	47,737
Bonds and notes issued	40,572	838,309	376,105	6,050,486	8,433,804	548,686	16,287,962
Other liabilities	29,328	15,328	10,327	78,423	314,331	4,174,361	4,622,098
Equity	-	-	-	-	-	16,727,570	16,727,570
Total liabilities and equity	27,394,331	8,818,438	18,803,659	47,623,823	13,281,656	39,558,310	155,480,217

Off-balance-sheet accounts
Derivative financial assets	230,741	2,077,128	390,901	3,247,496	5,753,166	-	11,699,432
Derivative financial liabilities	1,541,590	4,366,304	2,928,785	2,132,295	730,458	-	11,699,432
	(1,310,849)	(2,289,176)	(2,537,884)	1,115,201	5,022,708	-	-
Marginal gap	(6,349,121)	8,310,977	5,791,935	3,796,619	8,806,451	(22,679,957)	-
Accumulated gap	(6,349,121)	1,961,856	7,753,791	11,550,410	20,356,861	(2,323,096)	-

Investments accounted for at fair value through profit or loss and trading derivatives are not taken into account, due to the fact that these instruments are part of the trading book and the Value at Risk methodology is used to measure their market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the ALM book comprises an assessment of the sensibility of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net book value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the consolidated statement of income is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2016 and 2015, including the effect of derivative instruments. The sensitivity of Net Economic Value is calculated by revaluing interest rate from available-for-sale fixed income and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivative instruments designated as cash flow hedges. In managing the interest rate risk, no distinction is made by accounting category of the investments comprising the ALM Book, including instruments classified as available for sales and held to maturity investments.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2016 and 2015 are shown below:

	At December 31, 2016
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of economic value
			S/(000)		S/(000)
At December 31, 2016
Soles	+/-	50	-/+	8,851	-/+	285,263
Soles	+/-	75	-/+	13,276	-/+	427,895
Soles	+/-	100	-/+	17,701	-/+	570,526
Soles	+/-	150	-/+	26,552	-/+	855,790
U.S. Dollar	+/-	50	+/-	12,613	+/-	89,476
U.S. Dollar	+/-	75	+/-	18,919	+/-	134,214
U.S. Dollar	+/-	100	+/-	25,226	+/-	178,952
U.S. Dollar	+/-	150	+/-	37,838	+/-	268,428

	At December 31, 2015
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of economic value
			S/(000)		S/(000)
At December 31, 2015
Soles	+/-	50	-/+	32,781	-/+	238,943
Soles	+/-	75	-/+	49,172	-/+	358,415
Soles	+/-	100	-/+	65,563	-/+	477,886
Soles	+/-	150	-/+	98,344	-/+	716,829
U.S. Dollar	+/-	50	+/-	4,978	+/-	50,217
U.S. Dollar	+/-	75	+/-	7,467	+/-	75,326
U.S. Dollar	+/-	100	+/-	9,956	+/-	100,435
U.S. Dollar	+/-	150	+/-	14,934	+/-	150,652

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity.

Equity securities, mutual funds and hedge funds are not considered as part of the investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the effect on expected unrealized gain or loss in comprehensive income, before income tax, as of December 31, 2015 and 2014 is presented below.

Market price sensitivity	Change in market prices	2016	2015
	%	S/(000)	S/(000)

Equity securities	+/-10	130,750	149,449
Equity securities	+/-25	326,875	363,023
Equity securities	+/-30	392,250	436,348
Mutual funds	+/-10	29,234	16,085
Mutual funds	+/-25	73,085	40,212
Mutual funds	+/-30	87,701	48,254
Hedge funds	+/-10	110	13,319
Hedge funds	+/-25	274	33,299
Hedge funds	+/-30	329	39,958

Commitments in liabilities at fair value (short sales) are related to fixed income and equity financial instruments, and have maturities of one month or less, therefore, the Group expects minimal price fluctuations. As a result, the Group is not subject to significant price risk on these financial liabilities.

(ii)	Foreign exchange risk -

The Group is exposed to foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2016 and 2015, the Group’s assets and liabilities by currencies were as follows:

	At December 31, 2016				At December 31, 2015
	Soles	U.S. Dollar	Other currencies	Total	Soles	U.S. Dollar	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	2,675,238	12,131,203	1,839,328	16,645,769	2,629,447	18,133,335	1,628,962	22,391,744
Cash collateral, reverse repurchase agreements and securities borrowings Borrowings	4,021	10,621,045	294,558	10,919,624	-	10,080,794	945,904	11,026,698
Trading securities	2,433,444	172,999	1,408,576	4,015,019	1,437,617	199,438	686,042	2,323,097
Available-for-sale investments	8,326,735	7,301,306	367,248	15,995,289	7,835,615	8,924,280	629,409	17,389,304
Held-to-maturity investments	4,102,739	1,015,681	-	5,118,420	2,872,865	709,264	-	3,582,129
Loans, net	53,118,275	32,215,401	5,228,092	90,561,768	51,525,096	30,358,072	4,604,993	86,488,161
Financial assets at fair value through profit or loss	85,333	373,766	-	459,099	52,369	297,959	-	350,328
Other assets	1,456,407	1,993,385	538,039	3,987,831	1,626,686	2,059,415	509,557	4,195,658
Total	72,202,192	65,824,786	9,675,841	147,702,819	67,979,695	70,762,557	9,004,867	147,747,119

Monetary liabilities
Deposits and obligations	(37,468,123)	(41,514,198)	(6,934,066)	(85,916,387)	(36,446,886)	(45,696,802)	(6,462,945)	(88,606,633)
Payables from repurchase agreements and security Lendings	(12,522,337)	(1,313,163)	(1,292,499)	(15,127,999)	(11,673,446)	(1,503,347)	(1,422,957)	(14,599,750)
Due to bank and correspondents	(2,630,256)	(4,644,838)	(218,822)	(7,493,916))	(2,379,021)	(5,184,659)	(198,817)	(7,762,497)
Financial liabilities at fair value through profit or loss	-	(6,052)	(203,468)	(209,520)	-	(47,737)	-	(47,737)
Insurance claims reserves and technical reserves not general	(3,134,680)	(3,650,466)	(1,043)	(6,786,189)	(2,699,351)	(3,661,014)	(1,263)	(6,361,628)
Bonds and notes issued	(2,544,031)	(13,291,371)	(104,201)	(15,939,603)	(2,171,074)	(14,010,489)	(106,399)	(16,287,962)
Other liabilities	(2,434,407)	(1,492,911)	(917,779)	(4,845,097)	(2,942,934)	(1,510,666)	(632,842)	(5,086,442)
Total	(60,733,834)	(65,912,999)	(9,671,878)	(136,318,711)	(58,312,712)	(71,614,714)	(8,825,223)	(138,752,649)
	11,468,358	(88,213)	3,963	11,384,108	9,666,983	(852,157)	179,644	8,994,470

Forwards position, net	508,304	(529,352)	(93,844)	(114,892)	6,011,253	(6,707,587)	696,334	-
Currency swaps position, net	245,063	(245,098)	35	-	(9,997,505)	10,084,091	(86,586)	-
Cross currency swaps position, net	(1,340,985)	1,433,012	(92,027)	-	-	-	-	-
Options, net	(86,059)	86,059	-	-	543,066	(543,066)	-	-
Net monetary position	10,794,681	656,408	(181,873)	11,269,216	6,223,797	1,981,281	789,392	8,994,470

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in Soles (since 2014 considering its change in functional currency, before it was measured in U.S. Dollars), so if the net foreign exchange position (e.g. U.S. Dollar) is an asset, any depreciation of Soles with respect to this currency would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-Soles positions (net long position) less the sum of its negative open non-Soles positions (net short position). Any devaluation/revaluation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2016 and 2015 in its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Market price sensitivity	Change in currency rates	2016	2015
	%	S/000	S/000

Devaluation -
U.S. Dollar	5	(31,257)	(94,347)
U.S. Dollar	10	(59,673)	(180,116)

Revaluation -
U.S. Dollar	5	34,548	104,278
U.S. Dollar	10	72,934	220,142

34.3 Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. The consequence may be the failure to meet obligations to repay depositors, fulfill commitments to lend or meet other operating cash needs.

The Group is exposed to daily calls on, among others, its available cash resources from overnight deposits, current accounts, maturing deposits, loan draw-downs, guarantees and other calls. The Management of the Group’s subsidiaries sets limits on the minimum proportion of funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the Market Risk Management Department to maintain a wide diversification by currency, geography, provider, product and term.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses.

The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors in assessing the liquidity of the Group and its exposure to changes in interest rates and exchange rates.

A mismatch, in the maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts; a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt service. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking: Liquidity risk exposure in BCP Peru, BCP Bolivia, MiBanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario; the latter works as a minimum compliance mechanism that supplements the RCL. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and ALM of the respective subsidiary.

Insurance: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly “Pacífico Seguros”, focus of liquidity is the quick availability or resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Vida, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); focus is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserve); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, a methodology of Credicorp.

AFPs: Liquidity risk management in AFP Prima is differentiated between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administrator entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital (Correval, IM Trust y Credicorp Capital Perú) principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as matching maturities by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are noted, repos are used. On the other hand, structural risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2016						As of December 31, 2015
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	26,177,608	19,909,373	38,171,817	62,824,369	36,406,209	183,489,376	22,863,507	16,732,722	32,113,631	64,324,012	28,285,740	164,319,612

Financial liabilities by type -
Deposits and obligations	24,982,659	8,678,312	16,056,899	33,487,729	6,077,167	89,282,766	24,803,628	6,769,967	14,412,392	8,642,270	7,912,781	62,541,038
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	3,015,441	2,014,116	5,572,115	10,581,827	5,101,938	26,285,437	3,987,557	2,425,197	2,910,552	7,833,305	(1,417,554)	15,739,057
Accounts payable to reinsurer and and coinsurers	38,678	157,686	35,453	5,166	-	236,983	64,094	191,906	31,439	4,067	-	291,506
Financial liabilities designated at fair value through profit or loss	209,520	-	-	-	-	209,520	47,737	-	-	-	-	47,737
Technical, insurance claims reserves and reserves for unearned premiums	161,205	108,109	366,939	1,633,571	3,402,248	5,672,072	61,060	358,853	5,183,184	753,050	-	6,356,147
Bonds and notes issued	125,777	176,115	1,290,997	10,292,536	6,094,298	17,979,723	148,918	889,843	1,008,926	8,138,841	8,515,914	18,702,442
Other liabilities	3,941,629	133,844	200,758	4,749	8,305	4,289,285	1,905,886	123,416	142,551	660,548	3,086,181	5,918,582
Total liabilities	32,474,909	11,268,182	23,523,161	56,005,578	20,683,956	143,955,786	31,018,880	10,759,182	23,689,044	26,032,081	18,097,322	109,596,509

Derivative financial liabilities (*)-
Contractual amounts receivable (Inflows)	576,992	150,223	550,989	1,765,538	522,802	3,566,544	990,499	766,469	1,509,604	2,218,047	318,060	5,802,679
Contractual amounts payable (outflows)	301,709	305,279	588,079	1,714,861	552,438	3,462,366	1,036,265	754,503	1,466,475	2,058,000	294,818	5,610,061
Total liabilities	275,283	(155,056)	(37,090)	50,677	(29,636)	104,178	(45,766)	11,966	43,129	160,047	23,242	192,618

(*) Including derivative contracts designated for hedge accounting.

34.4 Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk.

The Group’s objective, through one of its pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Operational Risks are grouped into Internal Fraud, External Fraud, Labor Relations and Job Security, Relations with Clients, business products and practices, Damages to material assets, business and systems interruption, and Failures in process execution, delivery and management.

34.5 Risk of the insurance activity -

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that sufficient reserves are available to cover these liabilities.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment return, expense incurred of loss arising from expense experience being different than expected, and policyholder decision, all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is largely achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that would increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, note 16(c).

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, home, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

These risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is largely achieved through diversification across industry sectors and geography. Further, strict claim review policies to assess all new and ongoing claims, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity -

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be advanced to corporate counterparties by reference to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, ascertaining a suitable allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues unit-linked contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on unit- linked financial assets.

34.6 Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

Legislative Decree N° 1028 modified the Banking Law, establishing that regulatory capital must be equal to or more than 10 percent of total risk weighted assets and contingent operations, represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the weighted assets and contingent credits by credit risk. This calculation must include all balance sheet exposures or assets in local or foreign currency. As of December 31, 2016 and 2015, the minimum requirement is 10.0 percent. Also, by means of SBS Resolution No.8425- 2011 dated July 2011 the SBS requires an additional effective equity per economic cycle, concentration risk, market concentration risk, interest rate risk and other risks. Peruvian financial entities have a 5-year-term from July 2011 to adjust their total effective equity to the requested level.

As of December 31, 2016 and 2015, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/21,174.7 million and S/18,614.7 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/3,915.7 million the minimum regulatory capital required as of December 31, 2016 (approximately S/1,834.4 million as of December 31, 2015)

34.7	Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		As of December 31, 2016				As of December 31, 2015
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Financial assets
Derivative finnacial instruments:
Forward foreign exchange		-	73,722	-	73,722	-	92,132	-	92,132
Interest rate swaps		-	310,221	-	310,221	-	470,477	-	470,477
Cross currency swaps		-	108,241	-	108,241	-	63,748	-	63,748
Currency swaps		-	428,928	-	428,928	-	839,087	-	839,087
Foreign currency options		-	21,490	-	21,490	-	10,072	-	10,072
	12(b)	-	942,602	-	942,602	-	1,475,516	-	1,475,516

Trading securities		843,939	3,162,322	8,758	4,015,019	805,256	1,513,746	4,094	2,323,096
Financial assets at fair value through profit or loss	8(a)	377,552	79,988	1,559	459,099	260,435	89,893	-	350,328

Available-for-sale investments:
Debt instruments
Certificates of deposit BCRP		-	4,802,608	-	4,802,608	-	4,593,585	-	4,593,585
Corporate bonds, leases and subordinate		3,830,740	4,209,173	109,493	8,149,406	3,574,627	4,031,865	92,304	7,698,796
Government treasury bonds		1,688,930	558,693	-	2,247,623	1,987,849	814,614	-	2,802,463
Mutual funds		55,052	466,574	139,140	660,766	54,709	335,764	106,153	496,626
Other instruments		26,571	804,192	36,613	867,376	141,743	798,566	87,824	1,028,133
Equity instruments		1,197,358	665,158	95,372	1,957,888	1,320,114	715,170	114,033	2,149,317
	6(a)	6,798,651	11,506,398	380,618	18,685,667	7,079,042	11,289,564	400,314	18,768,921

Total financial assets		8,020,142	15,691,310	390,935	24,102,387	8,144,733	14,368,719	404,408	22,917,860

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		-	60,572	-	60,572	-	82,940	-	82,940
Foreign exchange forwards		-	55,437	-	55,437	-	178,056	-	178,056
Foreign currency swaps		-	49,329	-	49,329	-	31,467	-	31,467
Currency swaps		-	490,475	-	490,475	-	625,687	-	625,687
Foreign currency options	12(b)	-	17,202	-	17,202	-	24,371	-	24,371
		-	673,015	-	673,015	-	942,521	-	942,521

Bonds and notes issued at fair value		-	8,412,515	-	8,412,515	-	8,535,401	-	8,535,401
Financial liabilities at fair value through profit or loss		-	209,520	-	209,520	-	47,737	-	47,737
Put options of non-controlling interest	2(c)	-	-	-	-	-	-	93,273	93,273
Total pasivos financieros		-	9,295,050	-	9,295,050	-	9,525,659	93,273	9,618,932

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observable marke factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

Credicorp calculates EE using a Monte Carlo simulation at a counterparty level. The model inputs include market values from current market data and model parameters implied from quoted market prices. These are updated at each measurement date. Collateral and netting arrangements are taken into account where applicable. PDs and LGDs are derived from a credit spread simulation based on a deterministic model or a Monte-Carlo model that incorporates rating migration and market observable data where available.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2016, the balance of receivables and payables corresponding to derivatives amounted to S/942.6 million and S/673.0 million, respectively, see note 12(b), generating DVA and CVA adjustments for approximately S/8.0 million and S/15.0 million, respectively. The net impact of both items in the consolidated statement of income amounted to S/9.3 million. As of December 31, 2015, the balance of receivables and payables corresponding to derivatives amounted to S/1,475.5 million and S/942.5 million, respectively, see note 12(b), generating DV and CVA adjustments for approximately S/7.3 million and S/24.4million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/25.2 million.

-	Valuation of debt securities available for sale classified in level 2 -

Valuation of BCRP certificates of deposit, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

Financial instruments included in the Level 3 category are those that are measured using valuation techniques based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2016 and 2015, the net unrealized gain of Level 3 financial instruments amounted to S/40.6 million and S/50.5 million, respectively. During 2016 and 2015, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa. Also, there have been no transfers between Level 1 and Level 2.

b)	Financial instruments not measured at fair value -

Set out below is the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	As of December 31, 2016					As of December 31, 2015
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	-	16,645,769	-	16,645,769	16,645,769	-	22,391,744	-	22,391,744	22,391,744
Cash collateral, reverse repurchase	-	10,919,624	-	10,919,624	10,919,624	-	11,026,698	-	11,026,698	11,026,698
Held-to-maturity investments	5,215,704	-	-	5,215,704	5,118,420	3,659,197	-	-	3,659,197	3,582,129
Loans, net	-	110,137,973	-	110,137,973	110,393,753	-	105,132,492	-	105,132,492	105,132,492
Premiums and other policies receivable	-	643,224	-	643,224	643,224	-	648,017	-	648,017	648,017
Accounts receivable from reinsurers and coinsurers	-	454,187	-	454,187	454,187	-	457,189	-	457,189	457,189
Bank acceptances	-	491,139	-	491,139	491,139	-	222,496	-	222,496	222,496
Other assets	-	1,286,082	-	1,286,082	1,286,082	-	1,769,789	-	1,769,789	1,769,789
Total	5,215,704	140,577,998	-	145,793,702	145,952,198	3,659,197	141,648,425	-	145,307,622	145,230,554

Liabilities

Deposits and obligations	-	85,916,387	-	85,916,387	85,916,387	-	88,606,633	-	88,606,633	88,606,633
Payables from repurchase agreements	-	15,127,999	-	15,127,999	15,127,999	-	14,599,750	-	14,599,750	14,599,750
Due to Banks and correspondents and other entities	-	7,615,935	-	7,615,935	7,493,916	-	12,357,513	-	12,357,513	7,762,497
Bank acceptances	-	491,139	-	491,139	491,139	-	222,496	-	222,496	222,496
Payable to reinsurers and coinsurers	-	233,892	-	233,892	233,892	-	241,847	-	241,847	241,847
Bond and notes issued	-	8,137,945	-	8,137,945	7,527,088	-	8,125,918	-	8,125,918	7,752,561
Other liabilities	-	2,540,980	-	2,540,980	2,540,980	-	2,843,131	-	2,843,131	2,707,563
Total	-	120,064,277	-	120,064,277	119,331,401	-	126,997,288	-	126,997,288	121,893,347

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2016 and 2015, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.8 Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2016 and 2015, the assigned value of the financial assets under administration off the balance sheet (in millions of Peruvian soles) is as follows:

	2016	2015
Pension funds	42,845	39,009
Investment funds	51,281	14,361
Equity managed	18,253	17,360
Total	112,379	70,730

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

(i)	Madoff Trustee Litigations -

On September 22, 2011, the Trustee for the liquidations of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated state of Bernard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/402.7 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited in Liquidation (hereafter “Fairfield”), a fund that invested in BLMIS.

The Complaint further alleges that the Madoff Trustee filed an adversary proceeding against Fairfield, seeking to avoid and recover the initial transfers of money from BLMIS to Fairfield; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement between the Madoff Trustee, Fairfield and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” of “avoided transfers” from BLMIS to Fairfield that Fairfield subsequently transferred to ASB. The Madoff Trustee has filed similar actions against other alleged “subsequent transferees” that invested in Fairfield and its sister entities which, in turn, invested in and redeemed funds from BLMIS.

Management believes that ASB has valid defense arguments against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulting in a net loss in the funds that ASB managed on behalf of its clients for approximately US$78.0 million (equivalent to approximately S/261.8 million) as of December, 2008.

(ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115.0 million, reflecting ASB’s redemptions of certain investments in Fairfield Sentry Limited, together with investment returns thereon. These are essentially the same moneys that the Madoff Trustee seeks to recover in the Madoff Litigation described above.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by consent of the parties, the Bankruptcy Court decreed the suspension of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in the light of the pending litigation in the British Virgin Island courts (BVI litigation) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry. This suspension has been lifted, and on September 18, 2016, the Fairfield Liquidator filed a New Complaint (the modified original Complaint) against ASB. On January 13, 2017, ASB has presented, together with other defendants, a procedural motion/defense for the Complaint to be dismissed.

Management considers that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously

36	SUBSEQUENT EVENT

i)	Purchase/Sale of BCP Shares -

The Executive Committee meeting of the Board of Directors of Credicorp held on January 11, 2017 approved the carrying out of a share simplification of BCP within Grupo Credicorp and subsidiaries.

The objective of the mentioned simplification is for Grupo Credito, a holding subsidiary of Credicorp with an 84.96 percent interest in BCP, to acquire the 9 percent interest of Credicorp in BCP, which, before the operation was 12.73 percent. In this manner, Grupo Crédito increased its interest in BCP from 84.96 percent to 93.96 percent, while the interest of Credicorp in BCP was reduced from 12.73 percent to 3.73 percent.

It is worth pointing out that the operation described did not entail any change in the control of BCP, since Credicorp, through its subsidiary Grupo Crédito, still maintains 97.69 of the shares of BCP.

Thus, on January 11,12 and 13 of 2017, Credicorp sold 269,500,000; 268,500,000 and 97,971,179 shares, respectively, which represent 3.81; 3.80 and 1.39 percent of the share capital of BCP. On said dates, the price per share was S/5.52; S/5.51 and S/5.50, respectively.

ii)	First of bonds

On January 25, 2017, BCP issued Corporate Bonds corresponding to the first issue of the fifth program – series D, for a nominal amount of S/182.4 million with maturity of January 25, 2020. Interest is paid halfyearly at an annual rate of 5.91 percent. The purpose of the issue is to cover the growth in BCP’s operations.

On February 15, 2017, the Board of Directors of Mibanco approved the issue of the fourth program of subordinated bonds for the amount of up to S/600.0 million in accordance with the powers delegated by the General Shareholders’ Meeting of March 23, 2016.

iii)	Merger between Pacifico Vida, as the absorbing entity and PPS as the absorbed entity.

The meeting of the Board of Directors of PPS held on January 26, 2017 agreed to present for the consideration of the company’s General Shareholders’ Meeting the approval of the “Merger Project” between PPS and Pacifico Vida, by virtue of which Pacifico Vida will assume in its entirety and bloc the equity of PPS, including its property, rights and obligations and the other legal relationships derived from or related to the rights to assets and liabilities.

The merger is in line with the process of corporate integration, which began in 2011, joining forces to strengthen the Pacifico brand, and continue its positioning as a unique, client-oriented company, with the ability to provide comprehensive solutions for the protection needs of companies and individuals. Finally, it is worth pointing out that the Merger will significantly strengthen the profitability, liquidity and solvency of the companies involved.

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